Form 20-F
period 1999-12-31
SECURITY CAPITAL U S REALTY
filed 2000-06-09
CIK 1013705

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ___________
                                   FORM 20-F

     (Mark One)
     [_] Registration statement pursuant to Section 12(b) or 12(g) of the
         Securities Exchange Act of 1934; or
     [X] Annual report pursuant to Section 13 or 15(d) of the Securities
         Exchange Act of 1934 For the fiscal year ended December 31, 1999; or
     [_] Transition report pursuant to Section 13 or 15(d) of the Securities
         Exchange Act of 1934 For the transition period from _________ to
         _________

     Commission file number 1-15111


                         SECURITY CAPITAL U.S. REALTY
            (Exact name of registrant as specified in its charter)

                           Grand Duchy of Luxembourg
                (Jurisdiction of Incorporation or Organization)

                             25b, boulevard Royal
                               L-2449 Luxembourg
                   (Address of Principal Executive Offices)

       Securities to be registered pursuant to Section 12(b) of the Act:

       American Depositary Shares             New York Stock Exchang
Common Shares, par value $2.00 per share      AEX Stock Exchange, Amsterdam
            (Title of Class)                  (Name of Each Exchange on Which
                                              Registered)

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                    American Depositary Shares: 23,012,020
                              Shares: 86,561,872

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                               Yes  X   No  ___
                                   ---

Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17 ___  Item 18  X
                                                    ---

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                            Yes ___   No  ___  N/A

                                    PART I

ITEM 1. DESCRIPTION OF BUSINESS

                                 INTRODUCTION

     We are a research-driven real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. For a description of our strategic investment positions, please read "--Business--SC-U.S. Realty's Operating Strategy-- Strategic Investment Positions" and for a more detailed description of our operating strategy, including how our operating strategy adds value to real estate operating companies, you should read "--Business--SC-U.S. Realty's Operating Strategy". Our primary capital deployment objective is to take a pro-active ownership role in businesses that we believe can potentially generate above-average rates of return. We believe there are significant value creation opportunities in the multi-trillion dollar U.S. real estate industry, as investors shift from traditional, direct, private forms of ownership to indirect ownership through real estate investment trusts or REITs whose securities are traded on major stock exchanges. As of 31 December 1999 our strategic investments had a combined market capitalisation of approximately $8.4 billion.

     Our offices are located at 25b, boulevard Royal, L-2449 Luxembourg, and our telephone number in Luxembourg is 011 (352) (4637561). Unless otherwise indicated or the context otherwise requires, the terms "we", "us", "our", or "SC-U.S. Realty" mean or refer to Security Capital U.S. Realty and its subsidiaries.

Strategy

     We seek to maximise our shareholders' returns primarily by acquiring and managing significant strategic investment positions in real estate operating companies based in the United States. We seek to identify potential strategic investment positions by focusing rigorous fundamental research on the U.S. real estate industry, business niches and specific companies. By investing substantial capital and obtaining a combination of various board and board committee representation, consultation rights, approval rights and other rights, we seek to influence and oversee the development and implementation of a long-term focused operating strategy and value-added operating system for each of our strategic investment positions. While our objective is to have substantially all of our assets invested in strategic investment positions, as of 30 April 2000, we also owned non-strategic investment positions in three non-publicly-traded U.S. real estate operating companies where our research has identified attractive intermediate-term investment opportunities.

Strategic Investment Positions and Other Investments

     We currently hold strategic investment positions in six U.S. real estate operating companies, of which three are private start-up companies and three are publicly-traded on the NYSE:

  . City Center Retail, a private start-up company focused on serving top U.S. and international retailers in attractive downtown and urban infill markets for retail throughout the United States;
  . CWS Communities, a private start-up company focused on acquiring, developing and owning manufactured housing communities in selected target markets throughout the U.S.;
  . Urban Growth Property, a private start-up company focused on acquiring, developing and owning strategically located income-producing land (primarily parking or car parks) in key urban infill locations in selected target markets throughout the U.S.;
  . CarrAmerica (NYSE:CRE), a national company focused on providing office space to leading companies;
  . Storage USA (NYSE:SUS), a national company focused on self-storage; and . Regency (NYSE:REG), a national company focused on grocery-anchored neighbourhood infill shopping centres.

                                   BUSINESS

Overview and Company Objective

     We are a research-driven real estate company focused on the U.S. real estate industry as it continues to move towards greater securitisation. Our research-driven operating strategy is to take significant strategic investment positions, with board representation, consultation and other rights, in value-added real estate operating companies which are based in the United States. We were established as a Luxembourg real estate company on 7 July 1995.

Our Research-Based Capital Deployment Strategy

     Security Capital Group Incorporated carries out rigorous fundamental research on the real estate industry, business niches and on specific companies. Fundamental real estate research entails comprehensive evaluations of real estate supply and demand factors, such as population and economic trends, consumer and industry needs, capital flows and building permit and construction data, on a market and submarket basis and by real estate product type. Fundamental company research involves meetings with company management, visits to properties and detailed analysis of financial statements and operations.

     Security Capital Group utilises its fundamental real estate and business niche research to identify attractive company investments which have, or potentially have, some or all of the following characteristics:

     . Presence in geographic submarkets and property niches which are reasonably protected by barriers to entry and generally are not targeted by institutional capital sources.

     . Presence in property sectors in which ownership is fragmented, where managerial competition is generally not strong and equity capital is less readily available.

     . Improved cash flow through innovations in how the business is organised through value-added operating systems.

     .    Predictable cash flow growth.

Our Investment Criteria

     Our performance is directly related to the ability of the companies in which we invest to increase cash flow per share and maximise returns to shareholders. We use the following criteria to identify opportunities to implement our strategy.

     Superior Management Teams

     We believe that the business of successfully owning and operating real estate does not differ significantly from the successful operation of a company in any other industry. We seek to identify companies which are, or have the potential to be, managed in accordance with effective business disciplines designed to create shareholder value.

     Strategic Focus

     We seek strategic investment positions in companies that have the potential to combine a strategically focused asset base with value-added operating systems, but which do not have the management expertise, direction and/or capital to be preeminent in their target markets. In this way, we seek to identify investments to which we can add value by

     (1)  applying our capital,

     (2) achieving substantial representation on a company's board of directors and key committees which provides opportunities to influence a company's strategic focus, investment activities, risk diversification, financial discipline, management development and succession planning, and

     (3) obtaining approval rights by contract over significant matters such as the annual operating budget, certain acquisitions, dispositions or developments of assets, certain sales of securities, major financings, certain agreements for the management of properties, appointments and dismissals of executive officers, the amendment or granting of exemptions to the share ownership limitations set forth in a company's organisational documents, and business combination proposals.

     Underserved Markets

     Appropriate property type and market selection are critical factors to the success of any real estate operating company. With this in mind, we seek to identify, through fundamental research, markets which are characterised by strong job and population growth trends, and markets and sectors characterised by generally strong supply and demand fundamentals for the targeted product type.

     Substantial Market Capitalisation

     We do not deploy capital into a real estate operating company unless we believe that the business opportunity is economically attractive enough for such company to achieve a public equity market capitalisation of at least $1.5 billion within five to ten years. Capitalisation levels of this magnitude should provide sufficient stock market liquidity and should support management teams with in-depth experience in each of the disciplines required to run focused real estate operating companies.

     We believe that a well-managed, fully integrated real estate operating company should have the following objectives:

     . Commitment of capital to industry-leading research and development to identify protected real estate niches, products which can more effectively meet customer needs and operating and service systems which can enhance returns on assets.

     .    Development of fully integrated value-added operating systems.

     . Intensive focus on specialised market niches in which the operating company can achieve critical mass and be preeminent in its target markets.

     . Disciplined capital deployment based on economic value-added methodology.

     . Development of superior management teams with depth and experience, succession planning and strong corporate cultures.

     .    Investment grade long-term debt ratings.

     .    Alignment of shareholder and employee interests.

     We seek to influence each strategic investee to become a preeminent acquirer, developer, operator and long-term owner of a particular property type nationally or within a defined geographic region. Equally important, we seek to influence each such strategic investee to incorporate value-added service and marketing strategies to maximise cash flow.

     We believe that a well-managed, fully integrated real estate operating company should realise greater economic benefits from its assets than owners of passively managed property portfolios. A fully integrated company should have the ability to:

     . Acquire a critical mass of properties in several target markets and thereby achieve greater influence with customers, tenant representatives, lease brokers and suppliers in those markets.

     . More effectively service customers by permitting them to move between the company's buildings and markets as their space needs grow and change, meeting their needs in numerous markets with a single point of contact and developing new space when needed. This higher service component provides greater flexibility and efficiencies for customers and should result in significant customer loyalty, strong property occupancy and higher cash flow.

     . Afford a marketing and leasing group dedicated solely to the company's properties, which is advantageous when competing for customers. Owners of passively managed real estate portfolios must generally rely on third-party leasing agents, who represent numerous property owners.

     . Co-ordinate services on behalf of large customer groups, such as tenant groups, to maximise the customers' leverage with third parties and create economies of scale in such areas as research, marketing and direct mail customer contacts, which benefits the customers and makes the relationship with the real estate company more valuable to them.

     . Undertake extensive, focused market research as well as research and development of new product types, product improvements and operating methods to meet market needs, control expenses and enhance operating income.

     . Achieve economies of scale and employ sophisticated financial controls and management information systems, leading to more effective property management.

Our Operating Strategy

     We deploy our capital in two principal ways: strategic investment positions and other investment positions. Our primary operating strategy is to acquire and manage strategic investment positions, which we believe is superior to passive real estate ownership and passive stock ownership.

     Strategic Investment Positions

     We define strategic investment position as an investment which results in us being the largest shareholder of a particular REIT, or a real estate operating company which is expected in due course to become a REIT, achieving substantial representation on the REIT's board of directors and key board committees and providing opportunities to influence the REIT's strategic focus, investment activities, financing discipline, management development and succession planning.

     At any one time, we aim to have substantially all of our assets deployed in strategic investment positions in REITs. As of 31 December 1999 we had approximately 93.8% of our assets deployed in strategic investment positions. We intend these to be long-term investments.

     Our objective is to take significant, friendly strategic investment positions in real estate operating companies. These positions will either be in private real estate operating companies, with initial ownership as close to 100% as possible, or in public real estate operating companies, with ownership of a minimum of 25% of the common equity. We seek to influence each strategic investee to generate sustainable increases in cash flow per share in order to achieve an increase in shareholder value. We expect to benefit from market appreciation when we take private real estate companies public, depending on overall equity market conditions, and to create short-term and long-term market appreciation when we align ourselves with existing public real estate companies that will benefit from our influence and oversight regarding areas of management expertise, strategic direction and/or access to capital. To the extent that we would determine that a strategic investee could not be expected to generate attractive returns over the long term, we would consider selling any such investment and redeploying capital in an existing or new strategic investment position.

     We will seek to maximise our shareholders' returns by investing significant capital in each strategic investee and by obtaining substantial board and board committee representation, consultation rights and other rights to influence the research, development and implementation of a long-term, focused operating strategy and value-added operating systems. We will not take a strategic investment position in a company unless we believe that our involvement has the potential ultimately to result in the company being a leader in its business niche.

     Our strategic investment positions generally fall into two categories:

     . Start-Up/Private Company Value Creation: We identify and assist in assembling management teams which will pursue highly focused business strategies in privately formed companies which are capitalised initially by us. As these companies grow, and ultimately are funded with third party capital depending on overall equity market conditions, we expect to be well-positioned to take advantage of the market value appreciation which founders of real estate companies have frequently experienced in the past. To date, we have formed four private start-up companies. Two of these companies, CWS Communities and Urban Growth Property, are still in the early phases of acquiring a critical mass of ownership, assembling their respective management teams and developing their respective value-added operating systems. The third private company, City Center Retail, sold 20 of its properties in March 2000 and has decided to hold its remaining properties until they are fully stabilised and then to analyze its strategic option, which could include the sale of the remaining properties. The fourth private company, Pacific Retail Trust, merged with Regency on 28 February 1999. For information regarding the merger, please read "--Overview of Strategic Investment Positions-- Grocery-Anchored Neighbourhood Infill Shopping Centres: Regency Retail Corporation" below.

     . Public Company Value Creation: We believe we can influence a publicly traded REIT's strategic focus, operating effectiveness and capitalisation to achieve improvements in operating results and market valuation of the REIT. We focus on influencing these companies strategically.

     In the long term, the substantial majority of our strategic investment positions will be in REITs which are, or are expected to be, publicly traded on a major U.S. stock exchange. These strategic positions will therefore be valued on a daily basis by the stock market, which we believe is an inherently more accurate and up-to-date valuation basis than the real estate appraisals traditionally used by passive real estate investors. Furthermore, our strategic investment positions should benefit from increased liquidity and expected broader access to capital in the public markets.

     We intend to influence each company in which we strategically invest to emulate the characteristics of successful businesses outside the real estate industry by making such company:

     . Highly Focused: Each strategic investee should focus on a specific property type in well-defined target markets.

     . Fully Integrated Operating Companies: Each strategic investee should have the internal capability to conduct substantially all operating components of its business with strong professional management and systems, operating and investment discipline and continuous research and innovation.

     . Companies with Value-Added Operating Systems: Each strategic investee should seek to assemble a critical mass of assets in its target markets, which creates opportunities to translate real estate ownership into a service business that meets the special needs of broad customer groups, providing increased occupancies, acquisition and development opportunities and other revenue opportunities.

     We intend that each strategic investee will seek to be a leader in the markets in which it operates, through application of these business principles, and that its primary objective will be to increase cash flow per share on a sustainable basis in order to achieve increases in shareholder value. We seek to emulate a number of U.S. corporations which have generated attractive returns by focusing on creating shareholder value through the strict application of core business principles and disciplines.

     We primarily take strategic positions in real estate operating companies organised as equity REITs. Equity REITs are tax-advantaged organisations which own real estate directly or indirectly and generally do not pay U.S. income tax to the extent they distribute their earnings currently. To obtain this tax-advantaged treatment, REITs are required to distribute 95% of their taxable income to shareholders and satisfy certain other requirements.

     For more information concerning our rights, obligations and restrictions with respect to our strategic investees, you should read the descriptions of our agreements with each of our strategic investees in "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Other Investment Positions

     As a result of Security Capital Group's ongoing research, we had previously identified a number of publicly traded companies which provided attractive investment opportunities and which we refer to as other investment positions. We acquired up to 10%, but generally less than 5%, of the shares of such companies. Our intention was to generally hold such positions for an intermediate term of 12 to 18 months as "publicly traded positions", although sale of such a position could occur sooner or later, depending on market or business conditions and on whether the return objectives had been realised. Our objective has been to realise attractive total returns through dividends and share price appreciation and to provide an efficient method of maintaining a portion of our assets in liquid investments, which assets may be redeployed on short notice. As of 31 December 1999 we had $42.0 million in approximate market value of other investment positions, excluding our investment in Security Capital Group, which represented approximately 3.8% of our total assets. In the first quarter of 2000 we sold our entire investment in Security Capital Group. In exceptional circumstances, and to a very limited extent, we may take other investment positions in companies which are not publicly traded. Typically, such a position would be in a company which does not at the time of investment fulfill the criteria for a strategic investment position, but in which we may take a strategic investment position in the future.

     In 1999, we revised our strategy and determined to eliminate a significant portion of our other investment positions. As of 31 March 2000, our other investment positions represented investments in three non-publicly traded companies. None of such investments, on an individual basis, was material to us.

Real Estate Acquisitions

     We may from time to time acquire direct interests in U.S. real estate although we do not have a current intention to acquire any real estate directly. We would acquire any such interests with the intention of contributing them to a real estate company in exchange for equity at fair value which is at least as liquid as the real estate interests. We intend not to hold direct interests in real estate in the long term.

The Future

     Our primary focus will be on achieving growth for our existing strategic investment positions and identifying other real estate operating companies in well-researched business niches which would be suitable strategic investment positions for us. Security Capital Group continues to research and evaluate other business niches which it believes may provide opportunities to form start-up REITs.

Competition

     There are numerous developers, operators, real estate companies and other owners of real estate that compete with our strategic investees. Our strategic investees compete on a regional and national basis with no individual market being material to us as a whole. All of the properties of our strategic investees are located in developed areas where there are a number of competitors. The number of competitive properties could have a material adverse effect on one or more of our strategic investees and therefore on the rents charged by them. Our strategic investees may be competing with other entities that have greater resources and whose officers and directors have more experience than the officers, directors and trustees of our strategic investees.

Overview of Strategic Investment Positions

     In accordance with our investment strategy, as of 31 December 1999 we have funded a total of $2.6 billion at cost of equity capital to six U.S. real estate operating companies, representing approximately 95.9% of the total amount we committed to strategic investment positions. This capital has been, or we expect it to be, deployed by these companies primarily in the acquisition of assets consistent with their highly focused operating strategies.

     The following table reflects our funded investments in each of our strategic investment positions:

                            As of 31 December 1999
                        (in thousands $, except for %)

                                                                        Percentage of
                                                                       SC-U.S. Realty's        Percentage of
                                                                        Total Assets        Strategic Investee's
Strategic Investment Positions(1)          Cost         Value             by Value             Common Equity(2)
---------------------------------       ----------  ----------        -----------------     --------------------
CarrAmerica.........................    $  699,905  $  604,247(3)              23.9%                  42.8%
City Center Retail..................       304,132     304,132(4)              12.0                   99.9
CWS Communities.....................       236,488     236,488(4)               9.3                   94.2
Regency.............................       759,807     685,465(3)              27.1                   60.2
Storage USA.........................       394,362     355,911(3)              14.1                   41.8
Urban Growth Property...............       188,582     188,582(4)               7.4                   98.8
                                        ----------  ----------                 ----
Total strategic investment positions    $2,583,276  $2,374,825                 93.8%
                                        ==========  ==========                 ====

______________________

(1)  All strategic investment positions are of common stock or common shares.
(2) On a percentage of outstanding common shares or common stock basis. On a fully diluted basis, the percentage interest of each strategic investee's common equity was 38.4%, 99.9%, 77.9%, 55.0%, 37.0% and 98.8%, respectively.
(3) Value for this publicly traded investment has been derived using its closing stock price on the NYSE.
(4) As more fully described in Note 2A to the Consolidated Financial Statements and "--Valuation and Investment Restrictions" below, value for this private company investment has been reflected on the basis of the probable net realisation value estimated in good faith by our Board of Directors. All of our private company investments have been reflected at cost as an approximation of fair value for these recent investments.

     The business niches and operating companies in which we have strategic investment positions are described below.


     Office: CarrAmerica Realty Corporation

     CarrAmerica is a self-administered and self-managed, publicly traded REIT which owns, develops, acquires and operates office properties. CarrAmerica's office properties are located primarily in 14 suburban markets across the United States. CarrAmerica has created and developed a national operating system that provides corporate users of office space with a mix of products and services to meet their workplace needs at both the national and local level.

     In the early 1990s, Security Capital Group's strategic research in the office sector identified a dramatic shift in future demands for office space as many U.S. companies began to seek alternatives to expensive "trophy" buildings. These companies began migrating to office locations that offered attractive incentives such as lower operating costs and a higher quality of life. These companies sought flexible space that could accommodate expansion, consolidation and relocation. They also sought a more efficient means by which to out-source their office space needs. In short, these companies were looking for a new workplace to meet their changing needs.

     On the supply side, Security Capital Group's research revealed highly fragmented ownership within the office sector, where a large percentage of office buildings were owned by local developers and institutions that passively managed a small "pool" of local assets. Security Capital Group's research indicated that the absence of any critical mass of national office ownership was reflected in the lack of operating efficiencies and expertise among the existing suppliers of office space.

     Security Capital Group identified an opportunity to create a national operating company to provide office space to many of America's leading companies. In November 1995, after extensive research into the best investment alternative for carrying out this business plan, which included reviewing a considerable number of potential transactions, we committed $250 million to CarrAmerica, then called Carr Realty Corporation.

     From our initial commitment in November 1995 to invest $250 million at $21.47 per share of common stock, our investment at cost in CarrAmerica as of 31 December 1999 had increased to $700 million, at an average price per share of $24.47, as a result of additional investments. As of 31 December 1999 we owned 42.8% of CarrAmerica's outstanding common stock. On 31 May 2000 CarrAmerica's common stock closed at $25.00 on the NYSE.

     The following table shows the high and low closing prices of CarrAmerica's common stock on the NYSE during each quarter, or portion of a quarter, since the quarter preceding our initial commitment:

                                                       High             Low
                                                   Closing Price   Closing Price
                                                   -------------   -------------
        1995

            Third Quarter........................      $19.75         $17.25
            Fourth Quarter (1)...................       24.50          18.63

        1996

            First Quarter..........................     24.75          23.88
            Second Quarter.........................     25.25          23.75
            Third Quarter..........................     25.75          22.00
            Fourth Quarter.........................     29.25          25.00

        1997

            First Quarter..........................     32.13          28.25
            Second Quarter.........................     29.88          26.38
            Third Quarter..........................     32.00          28.25
            Fourth Quarter.........................     32.88          28.56

        1998

            First Quarter..........................     31.44          28.50
            Second Quarter.........................     30.06          26.75
            Third Quarter..........................     30.13          19.63
            Fourth Quarter.........................     24.81          19.13

        1999

            First Quarter..........................     24.38          20.94
            Second Quarter.........................     26.50          20.94
            Third Quarter..........................     24.63          21.50
            Fourth Quarter.........................     22.69          17.94

        2000
            First Quarter..........................
            Second Quarter (through 28 April 2000).

___________________

(1) Our initial commitment to invest in CarrAmerica was announced on 6 November 1995.

     At the time of our initial commitment, CarrAmerica was one of the largest owners and operators of office space in the Washington D.C. metropolitan area and had, together with its predecessors, a 30-year track record. We believed that CarrAmerica had a solid core management team and significant development expertise, but lacked the resources to expand nationally. In April 1996 CarrAmerica changed its name from Carr Realty Corporation to its current name to reflect its national strategy.

     As part of our proactive ownership role, we have encouraged CarrAmerica's management team to develop the CarrAmerica "National Operating System" as the platform for CarrAmerica's new national strategy. The three components of CarrAmerica's "National Operating System" are the Market Managing Director Group, the National Services Group and the National Development Group. The Market Managing Director Group is focused on developing and maintaining strong local relationships with CarrAmerica's customers and the brokerage community and identifying investment opportunities for CarrAmerica. The National Services Group is responsible for marketing CarrAmerica's office space to a targeted list of companies. The National Development Group is responsible for managing the development of office properties, build-to-suit facilities and business parks. By integrating the components of the "National Operating System", we believe that CarrAmerica is well-positioned to meet the dynamic and continually evolving range of space and location requirements demanded by growth-orientated corporate users of office space. CarrAmerica's National Operating System is designed to provide corporate users of office space with a mix of products and services to meet their workplace needs at both the national and local levels. CarrAmerica believes that, through its existing portfolio of operating properties, property development opportunities and land acquired and currently held for future development, CarrAmerica can generate incremental demand through the relocation and expansion needs of many of its customers, both within a single core market and in multiple core markets.

     We have helped CarrAmerica's Board of Directors and Investment Committee to implement a research-driven, disciplined approach to capital deployment. This enabled CarrAmerica to acquire more than $1 billion of office assets in 1996, more than $900 million of office assets in 1997, more than $600 million of office assets in 1998 and $47.2 million in 1999. We believe that CarrAmerica has achieved a critical mass of ownership in substantially all of its target markets and that CarrAmerica's research-driven investment strategy enabled it to acquire these properties at favourable yields. Between 31 December 1995 and 31 December 1999 CarrAmerica acquired 303 operating properties containing approximately 20.5 million square feet of office space, resulting in more than a 550% increase in the total square footage of operating properties in which CarrAmerica has a majority interest.

     CarrAmerica's primary business objectives are to achieve long-term sustainable per share cash flow growth and to maximise stockholder value through a strategy of:

     (1) acquiring, developing, owning and operating office properties primarily in markets throughout the United States that exhibit strong, long-term growth characteristics, and

     (2) maintaining and enhancing a national operating system that provides corporate users of office space with a mix of products and services to meet their workplace needs at both the national and local level.

     As of 31 December 1999, reflecting recent sales of non-strategic properties, CarrAmerica owned interests in 275 operating properties containing approximately 23.7 million square feet of office space located in 14 markets, 22 properties under construction that can contain approximately 1.3 million square feet of office space at an expected cost at completion of approximately $200.1 million, and land and options to acquire land that can support the development of up to 5.3 million square feet of office space. As of 31 December 1999 the operating properties owned by CarrAmerica were 97.4% leased and the average rent per leased square foot was $19.63. None of such properties, on an individual basis, is materially important to CarrAmerica or to us. CarrAmerica serves over 2,000 different customers.

  The following table provides an overview of CarrAmerica's portfolio by market as of 31 December 1999:

                             Number      Square     % of Total
                               of       Footage of    Portfolio
                             Operating   Operating      Square
Market                       Properties  Properties   Footage(1)
------                       ----------  ----------  -------------
Washington, D.C.
  Downtown.................        9      2,135,000         9.4%
  Suburban.................        7        877,000         3.9%
Atlanta....................       16      1,772,000         7.8%
Boca Raton, Florida........        4        606,000         2.7%
Orange County/Los Angeles..       36      1,622,000         7.2%
San Diego..................       20        993,000         4.4%
San Francisco Bay..........       75      5,191,000        22.9%
Portland, Oregon...........        2        126,000         0.6%
Seattle, Washington........       28      1,404,000         6.2%
Austin, Texas..............       19      1,559,000         6.9%
Chicago....................       10      1,574,000         6.9%
Dallas.....................       14      1,739,000         7.7%
Denver.....................       11      1,200,000         5.3%
Phoenix....................       11      1,333,000         5.9%
Salt Lake City.............        9        514,000         2.2%
                                 ---     ----------       -----
   Total...................      271     22,645,000       100.0%
                                 ===     ==========       =====

     In August 1997 OmniOffices, Inc., an affiliate of CarrAmerica, acquired substantially all of the assets of OmniOffices Group, Inc. and its subsidiaries for an aggregate purchase price of approximately $50 million in cash. These assets included 28 executive office suite centres containing approximately 1,650 office suites located in 14 markets across the United States. In April of 1999, OmniOffices changed its name to HQ Global Workplaces, Inc. In conformance with limitations under the tax laws relating to REITs, HQ Global Workplaces is structured as a taxable "C" corporation in which CarrAmerica owns 95% of the economic interest, but none of the voting stock. The voting stock is owned 17% by The Oliver Carr Company, 35% by SC-U.S. Realty and 48% by an entity owned by CarrAmerica's six current executive officers. The holders of the voting common stock control the ability to elect the directors of OmniOffices and thus the power to direct OmniOffices' affairs.

     On 21 January 2000, CarrAmerica announced that HQ Global Workplaces had entered into a merger agreement with VANTAS, a company majority owned by Frontline Capital Group. The combined company, which will retain the name HQ Global Workplaces, is expected to have 463 owned, managed or franchised centers in 17 countries. As part of the transaction, CarrAmerica received $380 million in cash and approximately 19% of the equity in the new company. The transaction closed in June 2000.

     CarrAmerica believes that, as a result of its National Operating System, market research capabilities, access to capital, and experience as an owner, operator and developer of real estate, it will continue to be able to identify and consummate acquisition opportunities and to operate its portfolio more effectively than competitors without such capabilities. CarrAmerica, however, competes in many of its target markets with other real estate operators, some of whom may have been active in such markets for a longer period than CarrAmerica. In CarrAmerica's major markets of Washington, D.C. and Northern California, rental rates for office buildings have increased and vacancy rates have decreased over the last five years (Source: CB Commercial/Torto Wheaton Research).

     CarrAmerica has received investment grade ratings for its long-term debt securities from Moody's, Standard & Poor's and Duff & Phelps and has reduced its ratio of long-term debt to undepreciated book capitalisation from 58.1% prior to SC-U.S. Realty's initial investment to 46.1% as of 31 December 1999. As of 31 December 1999 CarrAmerica had outstanding four series of preferred stock with an aggregate liquidation preference of $417.0 million. As of 31 December 1999 CarrAmerica's total indebtedness was $1.7 billion. CarrAmerica has achieved a significant increase in per share cash flow and we believe that it is continuing to build a solid foundation for future growth.

     CarrAmerica's experienced staff of over 1,900 employees, including approximately 450 on-site building and approximately 1,200 executive suites employees, provides a broad range of real estate services. CarrAmerica continues to recruit key personnel to further develop its National Operating System.

     CarrAmerica is a publicly traded company and information concerning CarrAmerica can be obtained from the Securities and Exchange Commission at the following address: Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. For information concerning certain agreements between CarrAmerica and us which relate to, among other things, our rights to nominate directors of CarrAmerica, participate in future equity issuances by CarrAmerica and consult with CarrAmerica about certain significant matters, please read "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Self-Storage: Storage USA, Inc.

     Storage USA was formed in 1985 to acquire, develop, construct, franchise, own and operate self-storage facilities throughout the United States. Storage USA is the second largest owner and operator of self-storage space in the United States.

     Based on Security Capital Group's strategic research, we believe that the self-storage industry in the United States offers attractive long-term growth potential with compelling supply and demand fundamentals and the capacity to generate significant free cash flow. From an ownership perspective, the industry is fragmented, undercapitalised and has traditionally been considered an unglamourous, non-institutional business niche. Storage USA believes that there are approximately 30,000 self-storage facilities in the United States. We believe that self-storage facilities are generally not professionally or efficiently managed and customers are underserved because owners generally lack a critical mass of ownership.

     Demand from both consumers and commercial users, for self-storage continues to grow and we believe that self-storage continues to present an attractive capital deployment opportunity. There has been a recent increase in consumer demand in the self-storage market. The U.S. is an extremely mobile society. This creates a frequent need for short-term and long-term storage space during periods of transition, such as moving to new homes or transferring to new jobs. In addition, many Americans are purchasing smaller homes or renting apartments where storage space is very limited. This trend is particularly strong among the elderly as they move from large suburban homes with ample storage space to smaller apartments or assisted-living units. We expect that demand from consumers will continue to grow as market awareness increases.

     There has also been a recent increase in commercial demand. The restructuring of corporate America has forced companies, both large and small, across a range of industries to downsize and to become more efficient. Many small business owners and entrepreneurs depend on self-storage facilities to house their inventories and equipment in a flexible and cost-effective manner.

     In 1996 we decided to invest in Storage USA because we believed that Storage USA had the opportunity to become the preeminent national owner, operator, manager, developer and franchiser of self-storage facilities in the United States. In short, we believed that Storage USA had the potential to become the "brand leader" of the self-storage industry.

     From our initial commitment in February 1996 to invest $220 million at $31.30 per share of common stock, our investment at cost in Storage USA as of 31 December 1999 had increased to $394 million, at an average price per share of $33.52, as a result of additional investments. As of 31 December 1999 we owned 41.8% of Storage USA's outstanding common stock. On 31 May 2000, Storage USA's common stock closed at $30.06 on the NYSE.

     The following table shows the high and low closing prices of Storage USA's common stock on the NYSE during each quarter, or portion thereof, since the quarter preceding our initial commitment:

                                                High            Low
                                            Closing Price  Closing Price
                                            -------------  -------------
1995
  Fourth Quarter.............................      $32.75         $28.75
1996
  First Quarter (1)..........................       34.75          30.50
  Second Quarter.............................       34.38          32.25
  Third Quarter..............................       34.00          32.00
  Fourth Quarter.............................       38.63          33.13
1997
  First Quarter..............................       38.88          36.63
  Second Quarter.............................       40.25          35.63
  Third Quarter..............................       41.75          38.25
  Fourth Quarter.............................       40.94          37.13
1998
  First Quarter..............................       41.06          37.50
  Second Quarter.............................       39.00          34.31
  Third Quarter..............................       38.06          29.88
  Fourth Quarter.............................       33.75          28.56
1999
  First Quarter..............................       32.44          27.75
  Second Quarter.............................       35.06          28.50
  Third Quarter..............................       31.81          26.44
  Fourth Quarter.............................       30.25          26.88
2000
  First Quarter..............................       32.00          29.06
  Second Quarter (through 31 May 2000).......       31.44          29.25

----------------------------

(1)  Our initial commitment to invest in Storage USA was announced on 1 March
     1996.

     At the time of our investment in Storage USA, we believed that Storage USA had the potential to become one of the leading national operators of storage facilities due to the quality of its management team, its systems and its focus on training, especially at the property level. Storage USA believed that we could help create a strategic organisational plan which would provide the executive leadership necessary for growth and focus on developing growth opportunities. Through representation on the board of directors of Storage USA, we have assisted Storage USA on a series of research initiatives relating to Storage USA's capital deployment strategy.

     Storage USA's primary business objective is to maximise shareholder value. Storage USA plans to achieve this objective through a four-part strategy: internal growth through an active leasing policy, external growth through an increase in owned or managed facilities, current investment for enhanced long-term returns through development, and the franchising of Storage USA's self-storage concept.

     The four components of Storage USA's internal growth strategy are aggressive leasing, regularly scheduled rent increases, trained facility managers and integrated management information systems. Through aggressive leasing, Storage USA seeks to increase its revenues by improving the occupancy in its facilities. In particular, Storage USA uses sales and marketing programs that are customised for each location by facility and district managers who have substantial authority and effective incentives. By regularly scheduling rent increases, Storage USA has historically increased rents in all of its facilities at least once a year regardless of the occupancy level. As a facility nears 100% occupancy, Storage USA typically increases rents more frequently. Storage USA carefully selects and thoroughly trains managers of its self-storage facilities. Through integrated management information systems, Storage USA maintains appropriate controls and enhances operational efficiencies. Storage USA has installed computer systems at each facility which are equipped with comprehensive facilities management software. Weekly operating results are transmitted electronically from each of these facilities to Storage USA's headquarters. These systems allow Storage USA to closely monitor manager performance and market response to Storage USA's rental structure.


     Storage USA acquired over $300 million of existing self-storage facilities in 1996, $353 million in 1997, $279 million in 1998 and $91 million in 1999, expanding its target markets to locations in 31 states and the District of Columbia. Storage USA's strategy is to acquire properties that are under-managed and under-rented in markets with positive fundamentals for self-storage. Storage USA repositions these properties in their respective markets through state-of-the-art renovation and management training programmes. As of 31 December 1999 Storage USA had 30 facilities under construction or in planning, totaling approximately 1.1 million square feet, at an estimated cost of $78.7 million. An additional 13 developments with a projected cost of $64.7 million are to be transferred to a recently formed joint venture. As of 31 December 1999 the average physical occupancy of the 405 facilities owned by Storage USA was 80.7%.


     At 31 December 1999 Storage USA owned 405 facilities containing 27.3 million net rentable square feet and managed for others or in joint ventures 102 facilities containing an additional 6.8 million net rentable square feet in 31 states and the District of Columbia. None of such properties, on an individual basis, is materially important to Storage USA or us. As of 31 December 1999 Storage USA employed approximately 1,940 employees, of whom approximately 330 were employed part time at fewer than 30 hours per week on a regular basis.

  The following table provides an overview of Storage USA's portfolio by market:

                               Storage USA, Inc.
                       Market Analysis of All Properties
                             As of 31 December 1999


                                                         Number of    Available
               State                                     Properties  Square Feet
               -----                                     ----------  -----------
               Alabama..................................       2         104,900
               Arizona..................................      18       1,079,523
               California...............................      74       5,545,022
               Colorado.................................       2         155,954
               Connecticut..............................       7         543,734
               Florida..................................      30       2,273,428
               Georgia..................................       6         439,243
               Indiana..................................      22       1,031,939
               Kansas...................................       1          47,550
               Kentucky.................................       6         325,223
               Maryland.................................      17       1,243,156
               Massachusetts............................      12         776,885
               Michigan.................................      14         910,273
               Missouri.................................       1          61,855
               Nevada...................................      11         764,689
               New Jersey...............................      18       1,223,856
               New Mexico...............................      10         562,670
               New York.................................      22       1,566,424
               North Carolina...........................       7         460,999
               Ohio.....................................      25       1,523,541
               Oklahoma.................................      14         891,291
               Oregon...................................       3         203,105
               Pennsylvania.............................       9         586,615
               Tennessee................................      36       2,389,418
               Texas....................................      21       1,480,072
               Utah.....................................       2         137,135
               Virginia.................................      13         830,365
               Washington...............................       2         130,260
                                                             ---      ----------
                  Total.................................     405      27,289,125
                                                             ===      ==========

     Competition from other self-storage facilities exists in every market in which Storage USA's facilities are located. Storage USA principally faces competitors who seek to attract tenants primarily on the basis of lower prices. However, Storage USA usually does not seek to be the lowest-priced competitor. Rather, based on the quality of its facilities and its customer service-orientated managers and amenities, Storage USA's strategy is to lead particular markets in terms of prices.

     Storage USA monitors the development of self-storage facilities in its markets. They have facilities in several markets where they believe overbuilding has occurred, including: Atlanta GA, Las Vegas NV, Albuquerque NM, Nashville TN, Portland OR and Dallas TX. In these markets, Storage USA may experience a minimal reduction in physical occupancy and less growth in rental rates than other markets. As a result of the geographic diversity of its portfolio, Storage USA does not expect the excess supply in these markets to have a significant impact on its financial condition or results of operations.

     Storage USA reports that it is the second largest owner and operator of self-storage space in the United States as of December 31, 1999. There are four other publicly traded REITs and numerous private and regional operators. These other companies may be able to accept more risk than Storage USA can prudently manage. This competition may reduce the number of suitable acquisition opportunities offered to Storage USA and increase the price required to acquire particular facilities. Further, Storage USA believes that competition could increase from companies organised with similar objectives. Nevertheless, Storage USA believes that the operations, development, and financial experience of its executive officers and directors along with its customer-oriented approach to management of self-storage facilities should enable it to compete effectively.

     Storage USA is a publicly traded company and information concerning Storage USA can be obtained from the Securities and Exchange Commission at the addresses listed under "--Overview of Strategic Investment Positions--Office: CarrAmerica Realty Corporation" above. For information concerning certain agreements between Storage USA and us which relate to, among other things, our rights to nominate directors of Storage USA, participate in future shares issuances by Storage USA and consult with Storage USA about certain significant matters, you should read "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Grocery-Anchored Neighbourhood Infill Shopping Centres: Regency Realty Corporation

     Security Capital Group's strategic research in the retail sector revealed that the U.S. is generally considered to be "over-retailed" and, consequently, the entire retail sector has been in a state of flux for several years. However, after considerable research and demographic analysis, Security Capital Group concluded that, although much of the retail sector would provide low future growth, a few retail niches had been unfairly tainted by this view, creating inefficiencies in the marketplace and, thus, value-creation opportunities. Security Capital Group's extensive research over nearly two years showed protected grocery-anchored neighbourhood infill shopping centres to be an attractive retail niche.

     Infill centres are located in high-density residential areas where there is little or no land available for competing retail construction. These physical barriers to entry make this type of property one of the more protected retail niches. In addition, Security Capital Group's research showed that changing demographics were affecting shopping patterns and that, as a result, Americans increasingly value convenience, location and service. The grocery anchors of these centres meet those needs by providing essential goods and personal and entertainment services such as beauty salons, dry cleaners and video rentals.

     Security Capital Group's research indicated that ownership of neighbourhood infill shopping centres was highly fragmented, with few companies operating on a regional basis. In addition, Security Capital Group's research indicated that ownership was typically local, with weak re-merchandising capabilities due to a lack of research, capital, vision and, importantly, relationships with strong, high-growth retailers. We believe that without a critical mass of ownership, local owners will continue to be at a severe disadvantage and will not be able to afford to develop value-added operating systems. Moreover, institutional owners have generally been absent due to the management-intensive nature of this sector and the relatively small size of single-asset transactions.

     In 1995 Security Capital Group recognised the opportunity to form Pacific Retail, a private start-up company that focused on becoming the leading owner, operator and developer of grocery-anchored neighbourhood infill shopping centres in selected high-growth markets of the western United States. Shortly thereafter, Security Capital Group identified Regency, a NYSE-listed company headquartered in Jacksonville, Florida, as an attractive operating platform to focus on becoming the leading owner, operator and developer of grocery-anchored neighbourhood infill shopping centres in selected high-growth markets of the eastern United States. On 28 February 1999 Regency merged with Pacific Retail in a tax-free transaction.

     From our initial commitment in June 1996 to invest $132.2 million at $17.625 per share of common stock in Regency and $200 million in Pacific Retail in October 1995, our investment at cost in Regency has increased to $759.8 million as of 31 December 1999 at an average price per share of $22.17, as a result of additional investments. As of 31 December 1999 we owned 60.2% of Regency's outstanding common stock. On 31 May 2000, Regency's common stock closed at $21.06 on the NYSE.

     The following table shows the high and low closing prices of Regency's common stock on the NYSE during each quarter, or portion thereof, since the quarter preceding our initial commitment:

                                               High            Low
                                           Closing Price  Closing Price
                                           -------------  -------------
1996
  First Quarter...........................     $17.38         $16.00
  Second Quarter(1).......................      21.00          16.63
  Third Quarter...........................      22.38          19.38
  Fourth Quarter..........................      26.25          21.63
1997
  First Quarter...........................      28.00          25.00
  Second Quarter..........................      28.13          25.00
  Third Quarter...........................      28.25          25.13
  Fourth Quarter..........................      28.00          24.63
1998
  First Quarter...........................      27.75          24.88
  Second Quarter..........................      26.56          24.13
  Third Quarter...........................      26.44          20.56
  Fourth Quarter..........................      23.38          20.50
1999
  First Quarter...........................      22.94          18.75
  Second Quarter..........................      22.44          19.13
  Third Quarter...........................      21.94          19.94
  Fourth Quarter..........................      20.63          18.75
2000
  First Quarter...........................      20.75          18.44
  First Quarter (through 31 May 2000).....      23.25          19.31

--------------------

(1)  Our initial commitment to invest in Regency was announced on 12 June 1996.

     At the time of our investment in Regency, we believed that Regency had a strong management team with significant experience as an owner and operator of grocery-anchored neighbourhood infill shopping centres in Florida, but lacked the resources and capital to execute an expanded business plan on a regional level.

     Regency is focused on creating long-term shareholder value by

  (1) growing its high quality real estate portfolio of grocery-anchored neighborhood shopping centers in attractive markets,

  (2) maximizing the value of the portfolio through its "Retail Operating System" which incorporates research based investment strategies, value-added leasing and management systems and customer-driven development programs, and

  (3) using conservative financial management and a substantial capital base to access the most cost effective capital to fund its growth.

   Regency's portfolio as of 31 December 1999 comprised 216 neighbourhood infill shopping centres, 24.8 million square feet, in its target markets. Regency is building a critical mass of properties and developing its management team and value-added retail operating system. As of 31 December 1999 the real estate portfolio was 92.4% leased. None of such properties, on an individual basis, is materially important to Regency or us. As of 31 December 1999 Regency employed approximately 340 people.

  The following table provides an overview of Regency's portfolio by market as of 31 December 1999:

                                            Company-owned
                               Number Of   Gross Leasable      %
        Location               Properties  Area (Sq. Ft.)   Leased
        --------               ----------  ---------------  -------
        Florida...............      48          5,909,534     89.9%
        California............      36          3,858,628     96.4
        Texas.................      29          3,849,549     88.8
        Georgia...............      27          2,716,763     92.3
        Ohio..................      14          1,923,100     94.0
        North Carolina........      12          1,241,639     97.9
        Washington............       9          1,066,962     90.6
        Colorado..............      10            903,502     94.1
        Oregon................       7            616,070     89.2
        Alabama...............       5            516,061     99.5
        Arizona...............       2            326,984     99.7
        Tennessee.............       3            271,697     98.9
        Michigan..............       3            250,655     81.7
        Delaware..............       1            232,754     96.3
        Kentucky..............       1            205,061     91.8
        Virginia..............       2            197,324     96.1
        Mississippi...........       2            185,061     96.6
        Illinois..............       1            178,600     85.9
        South Carolina........       2            162,056     98.8
        Missouri..............       1             82,498     95.8
        Wyoming...............       1             75,000     81.3
                                   ---         ----------     ----
           Total..............     216         24,769,498     92.4%
                                   ===         ==========     ====

     There are numerous shopping centre developers, real estate companies and other owners of real estate that compete with Regency in seeking retail tenants to occupy vacant space, for the acquisition of shopping centres and for the development of new shopping centres. However, ownership of neighbourhood infill centres historically has been highly fragmented, with local ownership, as institutional capital has generally avoided the relatively small size of the centres and their management-intensive nature. In addition, such centres targeted by Regency are generally located within densely populated neighbourhoods where little or no land is available for development of competing centres.

     Regency performs renovations and/or improvements to its properties in accordance with tenant lease terms and when considered necessary due to market conditions. As of 31 December 1999 Regency had 50 centres which are either in the process of being completed or are undergoing development or redevelopment with an anticipated total cost of approximately $406 million on a completed cost basis.

     Regency is a publicly traded company and information concerning Regency can be obtained from the Securities and Exchange Commission at the address listed under "--Overview of Strategic Investment Positions--Office: CarrAmerica Realty Corporation" above. For information concerning certain agreements between Regency and us which relate to, among other things, our rights to nominate directors of Regency, participate in future share issuances by Regency and consult with Regency about certain significant matters, you should read "-- Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Urban Infill Retail: City Center Retail Trust

     In the second quarter of 1997, we established City Center Retail, a private start-up real estate operating company which is taxed as a REIT. City Center Retail was created to provide high quality customer service on a national basis to top U.S. and international retailers in attractive downtown and urban infill markets for retail throughout the United States.

     City Center Retail has four properties which are materially important, on an individual basis to its operations, although none of such properties, on an individual basis, is materially important to us. These properties are located in Miami, Chicago, suburban Chicago and Washington, D.C. These properties are all retail shopping centres with one being an office complex with retail tenants on the first and second floors. The anchor tenants include large retail department stores, sporting goods retailers, restaurants, movie theatres and one university leasing office space. As of 31 December 1999, the occupancy rates of these properties are 80.5%, 87.7%, 43.2% (95% leased), and 79.2% (87% leased), with lease maturities for the material tenants coming due from 2004 to 2013. The average rents for square foot range from approximately $14.50 to almost approximately $34.65.

     The real estate supply in the high-density districts in which City Center Retail owns properties is typically constrained, resulting in generally high occupancy levels and a relatively reduced risk of competition from new construction. The properties are typically street-accessed and mixed-use, multi-storey properties which combine retail, restaurant and entertainment uses, with the possibility of office, hotel and residential uses, depending on changing market conditions.

     As of 31 December 1999 City Center Retail had made investments in 28 projects for an aggregate cost of $491 million at full funding containing approximately 2.1 million square feet. As of such date, City Center Retail had 5 projects under development and/or redevelopment with an expected total cost at completion of approximately $177 million. During the fourth quarter of 1999, the board of trustees of City Center Retail determined that the challenge of identifying investment opportunities that meet satisfactory return requirements required a refocusing of its efforts. The board of trustees concluded that City Center Retail's management should focus exclusively on managing its current portfolio and completing the redevelopment activities underway. In March of 2000, City Center Retail sold 20 properties for approximately $193.4 million. In the second quarter of 2000, City Center Retail sold three properties for approximately $15 million. City Center's remaining portfolio consists of five properties, with a total expected cost upon completion of development and stabilisation of approximately $249.4 million. Management of

City Center Retail intends to hold the remaining investments until fully stabilised. At that time, additional strategic options, including the sale of all remaining assets, will be considered by the board of trustees of City Center Retail.

     For information concerning agreements between City Center Retail and us which relate to, among other things, our rights to nominate trustees of City Center Retail and consult with City Center Retail about certain significant matters, you should read "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Manufactured Housing Communities: CWS Communities Trust

     In December 1997 we established CWS Communities Trust, a private start-up real estate operating company which is taxed as a REIT. CWS Communities acquires, develops and owns manufactured housing communities in selected target markets throughout the U.S. Our objective is to focus CWS Communities on becoming the leading national developer, owner and operator of manufactured housing communities in the United States.

     Based on Security Capital Group's strategic research, we believe that underlying demand, supply and growth fundamentals for manufactured housing communities in the United States are strong. Demand is being driven by first-time home buyers, as well as aging baby boomers, attracted to the relative affordability, improved product quality and enhanced amenities of new manufactured housing communities compared to traditional site-built homes. We believe that supply is constrained due to the difficulty of identifying attractive sites and receiving zoning approval by municipalities for new development.

     In December 1997 we committed to invest $300 million in common shares of CWS Communities at $10.00 per common share. As of 31 December 1999 we had funded $236 million of our commitment and owned 94.2% of CWS Communities' equity capital. We expect that we will own approximately 80% of CWS Communities upon full funding of our commitment.

     CWS Communities is one of the largest private owners, operators and developers of manufactured housing communities in the United States. As of 31 December 1999 CWS Communities owned and operated or had under contract to acquire or develop a total of 39 communities with over 14,400 spaces in nine states for a total estimated cost of approximately $360 million. None of such properties, on an individual basis, is materially important to CWS Communities or to us.

     All property titles are held by CWS Communities L.P., or in wholly owned subsidiaries, in fee simple. All properties are either currently operating or are to be developed into manufactured housing communities. CWS Communities will from time to time purchase manufactured homes for resale. The homes may be leased out on a temporary basis. CWS Communities' primary business is to lease the space/pad where a manufactured home is located. Most leases are one-year leases. CWS Communities has some leases that are as short as month-to-month and as long as five years. Generally, it is expected that substantially all of CWS Communities' leases will expire and renew annually.

     The operating properties may at times require certain capital expenditures. These are considered by CWS Communities to be immaterial in proportion to the current investment. The development, capital expenditures and acquisition of remaining communities under contract are expected to be financed by working capital or our remaining $64 million unfunded commitment. As of 31 December 1999 CWS Communities had two developments in planning which have a total expected investment of approximately $8 million.

     There are numerous commercial developers, real estate companies and other owners of real estate that compete with CWS Communities in seeking land for development, communities for acquisition, and residents for communities. All of CWS Communities' properties are located in developed areas that include other communities. The number of competitive manufactured housing communities in a particular area could have a material adverse effect on CWS Communities' ability to lease spaces and on the rents charged. In addition, other forms of single family and multifamily residential communities provide housing alternatives to residents and potential residents of CWS Communities' manufactured housing communities.

  CWS Communities is continuing to assemble its management team and is still in the early stages of obtaining a critical mass of properties and implementing a value-added operating system. For information concerning certain agreements between CWS Communities and us which relate to, among other things, our right to nominate trustees of CWS Communities and consult with CWS Communities about significant matters, you should read "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

  Urban Infill Parking: Urban Growth Property Trust

  In April 1997, we established Urban Growth Property, a private start-up real estate operating company which is taxed as a REIT. Urban Growth Property is focused on acquiring, developing and owning strategically located income-producing land, primarily parking or car parks, in key urban infill locations in selected target markets throughout the U.S.

  Based on Security Capital Group's strategic research, we believe that a company focused on acquiring, developing and owning strategically located income-producing land in key urban infill and certain suburban locations in selected target markets throughout the U.S. can generate attractive returns. Security Capital Group's research also indicates that the underlying demand, supply and growth fundamentals for parking lots and car parks in urban infill and certain suburban locations in selected target markets in the U.S. is strong. Growth is a function of increased demand driven by new developments at such locations and the absence of adequate supply.

  The available supply of parking lots and car parks is limited in many of these high-density areas, where the supply of land suitable for development has decreased, thereby improving the market for such properties. Urban Growth Property believes that the 26 properties it owned as of 31 December 1999 are generally in these high-density areas and some offer a higher level of service or amenities than competing properties. As of that date, there were three properties under construction or in planning, which are expected to cost approximately $15 million. None of such properties, on an individual basis, is materially important to Urban Growth Property or to us.

  As of 31 December 1999 we had funded $189 million and owned 98.8% of Urban Growth Property's equity capital.

  In May 2000, Urban Growth Property acquired 11 parking properties in five cities for approximately $180 million. As a result of this purchase, Urban Growth Property owns 38 properties in 12 cities with 28,000 parking spaces.

  Urban Growth Property is in the process of obtaining a critical mass of properties and implementing a value-added operating system. Although currently privately owned, Urban Growth Property is expected to conduct an initial public offering once it has acquired a critical mass of properties and further developed its management team and operating system, subject to market and other conditions. For information concerning certain agreements between Urban Growth Property and us which relate to, among other things, our rights to nominate trustees of Urban Growth Property and consult with Urban Growth Property about certain significant matters, you should read "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.


         AGREEMENTS BETWEEN SC-U.S. REALTY AND ITS STRATEGIC INVESTEES

CarrAmerica

  As long as we own at least 25%, by value, of CarrAmerica's outstanding shares of common stock on a fully diluted basis as a "25% Owner", we are generally entitled to nominate for election by stockholders that number of directors to CarrAmerica's board of directors that corresponds to our percentage ownership of the outstanding shares of common stock, but in no case more than 40% of the directors. CarrAmerica's board of directors currently consists of nine directors, three of which are our nominees.

  As long as we are a 25% Owner, we are entitled, subject to certain exceptions, to a participation right to purchase or subscribe for up to 30%, or up to 35% if necessary for us to maintain at least 25% ownership on a fully diluted basis, of the total of any additional shares of capital stock issued or sold by CarrAmerica or its major subsidiaries. We have the right to purchase or subscribe for such additional shares at the same price and on the same terms as other purchasers or subscribers.

  As long as we are a 25% Owner, CarrAmerica is required to consult with us before approving, among other things, any acquisition or disposition of assets having a value in excess of $25 million, any financing in excess of $25 million, any operating budgets, any new material agreements or arrangements with executive officers or any issuance of equity.

  As part of our commitment to assist CarrAmerica to become the leading owner, operator and developer of office properties in the United States, we have committed, subject to certain limitations and exceptions, that while we are a 25% Owner, we will not invest in other companies in a similar industry to CarrAmerica or in the types of properties owned by CarrAmerica.

  We are subject to a standstill agreement which prohibits us from, among other things, acquiring more than 45% of CarrAmerica's outstanding shares of common stock, or more than 40% on a fully diluted basis, soliciting business combination transactions with respect to CarrAmerica, selling, pledging or disposing of shares of common stock in CarrAmerica except in accordance with certain specified limitations, soliciting proxies for an election contest, calling a special meeting of stockholders or making stockholder proposals, acting in concert with third parties to acquire over 5% of any class of voting capital stock of CarrAmerica, making certain transfers of our capital stock, or seeking representation on CarrAmerica's board of directors or a change in the size or composition of CarrAmerica's board of directors other than with respect to our nomination rights discussed above. The standstill expires in April 2001, and will be automatically extended for one-year periods unless we elect to terminate the standstill, but the standstill terminates earlier if, among other things,

  (1) any person other than us acquires 15% or more of the outstanding shares of common stock of CarrAmerica on a fully diluted basis or obtains the right to elect a number of directors equal to or greater than the number of directors to which we are entitled,

  (2) CarrAmerica's board of directors authorises (with our nominees abstaining or voting against) the solicitation of proposals for certain business combinations, or CarrAmerica receives a written submission, not rejected by its board, proposing any such transaction, or CarrAmerica's board of directors removes any anti-takeover provisions in connection with any transaction,

  (3) certain events of default occur under debt arrangements of CarrAmerica or its subsidiaries, or

  (4) CarrAmerica violates certain operating and financial covenants relating to indebtedness limitations, retention of third-party property managers, investment in non-office properties, termination of REIT status, and limitations on issuance of preferred stock and units of Carr Realty, L.P.

  CarrAmerica's charter generally prohibits any one stockholder or group of affiliated stockholders from holding more than 5% of CarrAmerica's outstanding shares of common stock and/or more than 5% of any class or series of CarrAmerica's preferred stock. However, we are generally permitted by the charter to acquire up to 45% of the outstanding shares of common stock and/or up to 45% of any class or series of preferred stock.

  CarrAmerica's organisational documents contain provisions generally preventing foreign investors, other than us and our affiliates, from acquiring additional shares of CarrAmerica's capital stock if, as a result of such acquisition, foreign investors, including us, would hold, directly or indirectly, 50% or more of the fair market value of such capital stock, for these purposes, we are assumed to own 45% of such capital stock. Because we owned 42.8% of CarrAmerica's outstanding common stock as of 31 December 1999, these provisions would effectively limit significant further investment in CarrAmerica by non-U.S. investors.

Storage USA

  As long as we own 20% or more of Storage USA's outstanding shares of common stock as a "20% Owner", we are generally entitled to nominate for election to Storage USA's board of directors such number of directors as corresponds to our percentage ownership of the outstanding shares of common stock. Storage USA's board currently consists of nine directors, of which three are our nominees. Storage USA's charter requires that a majority of the directors on its board be independent.

  As long as we own 15% or more of Storage USA's outstanding shares of common stock, we are entitled, subject to certain exceptions, to a participation right to purchase or subscribe for up to that number of additional shares of capital stock sold or issued by Storage USA or its major subsidiaries which corresponds to our percentage ownership of the outstanding shares of common stock in Storage USA prior to such sale or issue, up to a maximum of 35% of such securities so issued or sold. We have the right to purchase or subscribe for such additional shares at the same price and on the same terms as the other purchasers or subscribers.

  As long as we are a 20% Owner, Storage USA is required to consult with us before approving, among other things, any acquisition of assets having a value in excess of $25 million, any disposition of assets having a value in excess of $25 million, any business combination proposal, any financing in excess of $150 million, any operating budget, any material change in executive management, any new material agreement or arrangement with executive officers or any issuance of equity in excess of $150 million.

  As part of our commitment to assist Storage USA to become the pre-eminent national owner, operator and developer of self-storage facilities in the United States, we have committed, subject to certain limitations and exceptions, that while we are a 20% Owner, we will not invest in other companies in a similar industry to Storage USA.

  We are subject to a standstill agreement which prohibits us from, among other things, acquiring more than 42.5% of Storage USA's outstanding shares of common stock, soliciting business combination transactions with respect to Storage USA, pledging or disposing of stock in Storage USA except in limited circumstances, soliciting proxies for an election contest, or calling a special meeting of stockholders or making stockholder proposals, acting in concert with third parties to acquire over 5% of any class of voting capital stock of Storage USA, making certain transfers of our capital stock, or seeking representation on Storage USA's board of directors other than with respect to our nomination rights summarised above. The standstill expires in 2003, and will be automatically extended for one-year periods unless we elect to terminate the standstill, but the standstill terminates earlier if, among other things,

  (1) any person other than SC-U.S. Realty acquires more than 9.8% of the outstanding shares of common stock of Storage USA on a fully diluted basis or obtains the right to elect a number of directors equal to or greater than the number of directors to which we are entitled,

  (2) Storage USA's board authorises the solicitation of proposals for certain business combination transactions, or Storage USA receives a written submission, not rejected by the board, proposing any such transaction, or Storage USA's board removes certain anti-takeover provisions in connection with any such transaction,

  (3) certain events of default occur under debt arrangements of Storage USA or its subsidiaries, or

  (4) Storage USA violates certain operating and financial covenants relating to indebtedness limitations, termination of REIT status, restrictions on securities investments, assets held other than directly by Storage USA, loans to subsidiaries, assets under third-party management, investments in properties unrelated to self-storage facilities, and limitations on ownership of partnership interests.

  Storage USA's charter generally prohibits any one stockholder from holding more than 9.8% of its outstanding shares of common stock. However, we are generally permitted to acquire up to 42.5% of the outstanding shares of common stock.

  Storage USA's organisational documents contain provisions generally preventing foreign investors, other than us and our affiliates, from acquiring additional shares of Storage USA's capital stock if, as a result of such acquisition, foreign investors, including us, would hold, directly or indirectly, 50% or more of the fair value of such capital stock.

Regency

  As long as we own 20% or more of Regency's outstanding shares of common stock as a "20% Regency Owner", we are generally entitled to nominate for election to Regency's board of directors that number of directors which is the greater of three directors, and that number of directors as corresponds to our percentage ownership of the common stock then outstanding, but in no case more than 49% of the directors. Regency's board currently consists of 13 directors, of which two are our nominees.

  As long as we own 15% or more of Regency's outstanding shares of common stock as a "15% Owner", we are entitled, subject to certain exceptions, to a participation right to purchase or subscribe for up to that number of additional shares of capital stock sold or issued by Regency or its subsidiaries which corresponds to our percentage ownership of shares of capital stock in Regency prior to such sale or issuance up to a maximum of 49% of such securities so issued or sold. We have the right to purchase or subscribe for such additional shares at substantially the same price and on the same terms as other purchasers or subscribers.

  As long as we are a 20% Regency Owner, Regency will be required to consult with us before approving, among other things, any acquisitions of assets with a value in excess of $10 million, any dispositions of assets with a value in excess of $20 million, any financing in excess of $20 million, any operating budgets, any material change in executive management, any new material agreements or arrangements with executive officers or any issuances of equity.

  As part of our commitment to assist Regency to become the leading owner, operator and developer of grocery-anchored neighborhood infill shopping centres in the eastern United States, we have committed, subject to certain limitations and exceptions, while we are a 20% Regency Owner, not to invest in other companies in a similar industry to Regency, or in the types of properties owned by Regency within a certain geographic region.

  Regency's charter generally prohibits any one shareholder from holding more than 7% of its outstanding shares of common stock. Regency's charter permits us to acquire up to

  (1) 60% of the outstanding shares of Regency common stock on a fully diluted basis so long as we own 45% or more of the outstanding shares of Regency common stock on a fully diluted basis, and

  (2) 49% of the outstanding shares of Regency common stock on a fully diluted basis at any time after we own less than 45% of the outstanding shares of Regency common stock on a fully diluted basis for a continuous period of 180 days.

  We have agreed with Regency that with regard to certain amendments of Regency's charter or bylaws and with regard to certain extraordinary transactions which require the affirmative vote of a majority of stockholders, we will vote our shares in excess of 49% of the outstanding shares of Regency common stock entitled to vote on the proposal in one of the two following manners, at our option:

  (1) in accordance with the recommendation of the Regency board of directors, or

  (2) proportionately in accordance with the votes of the other holders of Regency common stock.

With regard to certain extraordinary transactions submitted to a vote of stockholders which requires the affirmative vote of the holders of two-thirds of the shares of Regency's common stock, we will vote our shares of Regency common stock in excess of 32% of the outstanding shares of Regency common stock entitled to vote on the proposal in one of the two following manners, at our option:

  (1) in accordance with the recommendation of the Regency board of directors, or

  (2) proportionately in accordance with the votes of the other holders of Regency common stock.

  We are subject to a standstill agreement which prohibits us from, among other things, acquiring more than 60% of Regency's outstanding shares of common stock on a fully diluted basis, soliciting business combination transactions with respect to Regency, pledging or disposing of shares in Regency except in limited circumstances, soliciting proxies for an election contest, calling a special meeting of stockholders or making stockholder proposals, acting in concert with third parties to acquire over 5% of any class of voting capital stock of Regency, making certain transfers of our capital stock, or seeking representation on Regency's board of directors or a change in the size or composition of Regency's board of directors other than with respect to our nomination rights discussed above. The standstill expires in July 2001, and will be automatically extended for one-year periods unless we elect to terminate the standstill, but the standstill terminates earlier if, among other things,

  (1) any person other than us acquires more than 9.8% of the outstanding shares of common stock of Regency on a fully diluted basis or obtains the right to elect a number of directors equal to or greater than the number of directors to which we are entitled,

  (2) Regency's board authorises the solicitation of proposals for certain business combinations, or Regency receives a written submission, not rejected by the board, proposing any such transaction, or Regency's board removes any anti-takeover provisions in connection with any such transaction,

  (3) certain events of default occur under debt arrangements of Regency or its subsidiaries, or

  (4) Regency violates certain operating and financial covenants relating to indebtedness limitations, termination of REIT status, restrictions on securities investments, assets held other than directly by Regency, loans to subsidiaries, assets under third-party management, investment in properties unrelated to shopping centers, and limitations on ownership of partnership interests.

  Regency's organisational documents contain provisions generally preventing foreign investors, other than us and our affiliates, from acquiring additional shares of Regency's capital stock if, as a result of such acquisition, foreign investors, including us, would hold directly or indirectly 50% or more of the fair market value of such capital stock, or if, as a result of such acquisition, foreign investors, not including us, would hold, directly or indirectly, 5% or more of the fair market value of such capital stock. Since we owned 60.2% of Regency's shares of common stock on a fully funded and fully diluted basis as of 31 December 1999, these provisions would effectively limit further investment in Regency by non-U.S. investors.

City Center Retail

  As long as we own 10% or more of City Center Retail's outstanding common shares, we are entitled to nominate for election to City Center Retail's board of trustees such number of trustees as corresponds to our percentage ownership of the outstanding common shares.

  As long as we own 50% or more of City Center Retail's outstanding common shares, we have consultation rights, and as long as we own less than 50% but at least 20% of the outstanding common shares, City Center Retail is required to obtain our approval of any annual operating budget, certain acquisitions, dispositions or developments of assets, certain sales of shares or convertible securities, major financings, certain agreements for the management of properties, as long as we own at least 15% of the outstanding common shares, appointments and dismissals of executive officers, acquisitions by any person of more than 9.8% of the common shares, the amendment or granting of exemptions to the share ownership limitations in City Center Retail's charter, business combination proposals, and the investment of more than 10% of City Center Retail's assets in other property types.

  City Center Retail's charter prohibits any one shareholder, other than SC-U.S. Realty, from holding more than 9.8% of its outstanding shares.

CWS Communities

  As long as we own 10% or more of CWS Communities' outstanding common shares, we are entitled to nominate for election three persons, out of the current board size of five members, to CWS Communities' board of trustees, and in the event the board is subsequently expanded, we will be entitled to nominate for election to CWS Communities' board of trustees such number of trustees as corresponds to our percentage ownership of the outstanding shares.

  As long as we own 50% or more of CWS Communities' outstanding common shares, we have consultation rights, and as long as we own less than 50% but at least 20% of the outstanding common shares, CWS Communities is required to obtain our approval of its annual operating budget; major acquisitions, dispositions or developments of assets; certain sales of shares or convertible securities; major financings; certain agreements for the management of properties, as long as we own at least 15% of the outstanding common shares; appointments and dismissals of executive officers; acquisitions by any person of more than 9.8% of the common shares; the amendment or granting of exemptions to the share ownership limitations in CWS Communities' charter; business combination proposals; or the investment of more than 10% of CWS Communities' assets in other property types.

  CWS Communities' charter prohibits any one shareholder, other than SC-U.S. Realty, from holding more than 9.8% of its outstanding common shares. In addition, the board of trustees of CWS Communities has granted a waiver to certain shareholders allowing ownership of up to certain specified levels, which levels decrease as CWS Communities issues common shares.

Urban Growth Property

  As long as we own 10% or more of Urban Growth Property's outstanding common shares, we are entitled to nominate for election to Urban Growth Property's board of trustees such number of trustees as corresponds to our percentage ownership of the outstanding shares.

  As long as we own 50% or more of Urban Growth Property's outstanding common shares, we have consultation rights, and as long as we own less than 50% but at least 20% of the outstanding common shares, Urban Growth Property is required to obtain our approval of its annual operating budget; major acquisitions, dispositions or developments of assets; certain sales of shares or convertible securities; major financings; certain agreements for the management of properties, as long as we own at least 15% of the outstanding common shares; appointments and dismissals of executive officers; acquisitions by any person of more than 9.8% of the common shares; the amendment or granting of exemptions to the share ownership limitations in Urban Growth Property's charter;

business combination proposals; or the investment of more than 10% of Urban Growth Property's assets in other property types.

  Urban Growth Property's charter prohibits any one shareholder, other than SC-U.S. Realty, from holding more than 9.8% of its outstanding common shares.

                                  THE COMPANY

  SC-U.S. Realty was established on 7 July 1995 in Luxembourg. We are constituted as a Societe d'Investissement a Capital Fixe or SICAF. Our main object as stated in Article 4 of our Articles of Incorporation is to invest in real estate directly, through one or several subsidiaries or through direct or indirect shareholdings in, and convertible and other debt of, real estate companies with the purpose of spreading investment risks and affording shareholders the results of the management of its assets. We are registered with the Register de Commerce et des Societes du Tribunal d'Arrondissement de et a Luxembourg under number B51654. We are closed-ended as to redemptions. We are governed by Part II of the Luxembourg Law of 30 March 1988 on Undertakings for Collective Investment.

  We are subject to regulation in Luxembourg as a real estate investment company. Our operational supervision is exercised in the first instance in Luxembourg. The Dutch Central Bank (De Nederlandsche Bank NV) has granted us authorisation under the Investment Institution Supervision Act (Wet toezicht beleggingsinstellingenplain). Regulation by the Dutch Central Bank enables us to offer our shares in the Netherlands. Being subject to regulation does not mean that any regulatory authority has confirmed the contents of this document.

  The shareholders of a SICAF have limited liability, having at risk only the amount contributed by them to the SICAF in exchange for their shares.

  A SICAF is required to publish an annual report, containing audited financial statements, and a semi-annual report. All accounting information provided in the annual report must be audited by an authorised independent auditor.

  We own our assets directly or indirectly through one or more wholly-owned subsidiaries.


                               OPERATING ADVISOR

  Our Operating Advisor, Security Capital U.S. Realty Management S.A., is a Luxembourg corporation, headquartered in Europe, and is a wholly-owned subsidiary of Security Capital Group. Our Operating Advisor advises us on strategy, investments, finance and certain other administrative matters affecting us. In order to achieve the optimal U.S.-based coverage of real estate opportunities, our Operating Advisor sub-contracts for certain services through its Sub-Advisor, Security Capital Investment Research Incorporated, a wholly-owned subsidiary of Security Capital Group. The services provided by the Sub-Advisor include fundamental research, investment identification, investment due diligence and investment monitoring. The Sub-Advisor has access to all of the market information, demographic research and operating strategies of Security Capital Group and its affiliates. We pay an advisory fee to the Operating Advisor, which is responsible for paying all fees of the Sub-Advisor and any other Security Capital Group advisory affiliates. The advisory fee is calculated on the basis of 1.25% each year of the average monthly value of funds invested by us in any calendar year, excluding funds placed by us in liquid, short-term investments pending further investment or in investments in Security Capital Group securities and is described in greater detail under the caption "Item 11--Compensation of Directors and Officers--Charges and Expenses". We pay our own third-party operating and administrative expenses and transaction costs, however, the fee we pay to the Operating Advisor is reduced by the amount that such third-party operating and administrative expenses exceed 0.25% each year of the average monthly value of funds invested by us in any calendar year. For the years ended 31 December 1999 and 1998 these excess expenses were approximately 0.08% and 0.09 %, respectively, of the average monthly value of funds invested by us excluding funds that we placed in liquid, short-term investments pending further investment or in investments in Security Capital Group securities.

                            [DIAGRAM APPEARS HERE]


                    RELATIONSHIP WITH SECURITY CAPITAL GROUP

     Security Capital Group is a publicly traded U.S. real estate research, investment and operating management company with fully converted shareholders' equity, based on fair value, assuming conversion of all convertible securities and common stock equivalents, of $2.9 billion as of 31 December 1999. At 31 December 1999 Security Capital Group had direct and indirect strategic investments in 16 private and public real estate operating companies with a combined total market capitalisation of $23.8 billion. Security Capital Group's strategy is to create the optimal organisation to lead and profit from global real estate securitisation.

     Security Capital Group is the sole shareholder of the Operating Advisor and the Sub-Advisor. We therefore have access, through the Operating Advisor and the Sub-Advisor, to the extensive proprietary research generated by Security Capital Group and its direct and indirect subsidiaries. In accordance with our Articles of Incorporation, all transactions with the Operating Advisor and Security Capital Group, including purchases of Security Capital Group securities, within the limit set by management of up to 10% of our assets, and renewals of the advisory agreement with the Operating Advisor must be approved by a majority of our independent directors as well as a majority of the directors. Management believes that the total cash investment of Security Capital Group in us, $733.6 million at cost as of 31 December 1999, substantially aligns the Operating Advisor's and Security Capital Group's economic interests with those of our independent shareholders. Conflicts of interest could nevertheless occur.

     Security Capital Group has direct and indirect subsidiaries which provide capital markets, advisory, acquisition and proprietary research services to affiliates of Security Capital Group. At times, our strategic investees may engage such Security Capital Group affiliates for specific projects. Any such engagement would be subject to the approval of the unaffiliated directors of such strategic investee, which generally will constitute a majority of such strategic investee's board of directors, and be on arm's-length terms. The purpose of any such engagement would be to enable the strategic investee to take advantage of the specialised capabilities of Security Capital Group, without being required to invest the time and capital, or undertake the risks, necessary to develop such specialised capabilities internally.

     Previously we acquired shares of common stock and convertible debentures of Security Capital Group at an aggregate cost of $165.0 million. On 31 December 1999, we wrote down this investment to its fair market value of approximately $95.8 million. We made all of these acquisitions at arm's length prices and on the same terms as other investors who subscribed for such securities. The purpose of these investments in Security Capital Group was to provide us with the benefit of exposure to specific niches within the multifamily and industrial real estate sectors, as well as the diversification benefits of real estate management and advisory fee income through Security Capital Group's real estate services and advisory activities. Security Capital Group augments its operating company returns with revenues received for advising and managing real estate companies, including us. In the first quarter of 2000 we sold all of the securities of Security Capital Group we held, receiving net proceeds of $96.9 million.

     Security Capital Group purchases our shares from time to time, and may purchase our indebtedness for investment purposes. Future purchases of our shares by Security Capital Group will either be arm's-length purchases from unaffiliated third parties, purchases in the open market or purchases in our offerings and, in the last case, Security Capital Group will invest on no more favourable terms, including as to price, than unaffiliated investors.

     Security Capital Group has stated that long-term strategic investment opportunities in equity REITs located in the United States, which are not engaged in operating property types in which Security Capital Group currently owns a strategic position, generally will be allocated to us, although there can be no assurance that Security Capital Group will continue to maintain such policy in the future.


                     VALUATION AND INVESTMENT RESTRICTIONS

Valuation

     Pursuant to our Articles of Incorporation, we are required to report our net asset value or NAV annually. We intend to calculate our NAV and report it to major news services for international publication on a quarterly basis. In order to determine our NAV, we subtract total liabilities and the original contribution amount for any preferred shares from total asset value, then divide by the number of shares (other than preferred shares) outstanding as of each valuation day.

     Total asset value will be based primarily upon the NYSE market price of our publicly traded strategic investment positions and publicly traded special opportunity positions, these two categories of assets being intended to constitute, over the long term, the substantial majority of our assets.

     Private company investments are valued on the basis of the probable net realisation value estimated with prudence and in good faith by our Board of Directors. For private company investments in which we have an ownership interest, we will, whenever our Board of Directors believes significant developments have occurred affecting the value of an investment and on at least an annual basis, utilise valuation evidence and methodologies appropriate to the nature of the investment to derive fair value. These will include external valuations, cash flow valuation techniques and valuation information derived through placements of private companies' securities as well as review by management for other specific indicators of changes in value relating to property performance and/or significant changes in local or general market conditions. Our Board of Directors, in its discretion, may permit some other method of valuation to be used, if it determines that such valuation better reflects the fair value of any of our assets. Once a privately held company has completed its initial public offering of shares of common stock and such shares are traded on an established market, we will use the market price of such shares for NAV purposes. We expect the shares of all of our strategic investees ultimately to be traded in established trading markets, primarily the NYSE.

     The value of any cash on hand or on deposit, bills and demand notes and similar items will, in accordance with our Articles of Incorporation, be deemed to be the full amount. Other than as described above, all other securities and other assets, including debt and restricted securities, are valued on the basis of dealer supplied quotations, or by a pricing service approved by the Board of Directors or, to the extent such prices are not deemed to be representative of market values, such securities and other assets will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     The Board of Directors, in its discretion, may permit some other method of valuation to be used, if it considers that such valuation better reflects the fair value of any of our assets.

     The foregoing is a summary of the key elements of the calculation of our NAV.

Investment Restrictions

     The Board of Directors have established the following investment restrictions:

     . We will invest in real estate generally through shareholdings in, and convertible and other debt of, United States real estate companies whose exclusive object is the acquisition, development, promotion, sale and lease of properties (a "real estate company"), provided that these holdings must be determined by the Directors to be at least as liquid as the properties or property rights held directly by us. We may also invest up to 10% of our assets in securities of Security Capital Group, although our directors expect that in the long term less than 5% of our assets will be invested in securities of Security Capital Group. We will also be permitted to invest directly in properties or property rights, subject to certain restrictions agreed upon with certain strategic investees, as described in greater detail in "--Agreements between SC-U.S. Realty and its Strategic Investees" above.

     . In order to achieve a minimum spread of investment risks, we are not permitted to invest more than 20% of our net assets, directly or through a strategic investee, in a single real estate property. A real estate property whose economic viability is linked to another real estate property is not considered a separate item of property for this purpose. In addition, we may not invest more than 20% of our net assets in a single real estate company that is not a strategic investee. As of 31 December 1999 we were in compliance with each of these tests and expects to continue to be in compliance with these tests in the future.

     . Under Luxembourg law and our Articles of Incorporation, the aggregate of all our borrowings may not exceed on average 50% of the aggregate valuation of the sum of our debt and equity interest in our real estate companies and direct properties and property rights. The long-term targeted maximum debt percentage is 30% to 40%.

                                  RISK FACTORS

We rely on the dividends we receive from the companies in which we invest

     We rely on dividends from the companies in which we invest to meet our operating expense requirements and to pay debt service, including interest on borrowings under the new line of credit of Security Capital Holdings S.A., our wholly owned subsidiary, and our outstanding Convertible Notes. The ability of the companies in which we invest to pay dividends depends on the economic performance of those companies, the prior claims of creditors or holders of preferred stock of those companies and their compliance with United States federal tax laws. Repayment of our entire indebtedness could require the sale of a portion of our positions if other sources of funds were not available.

We have debt outstanding and will continue to have debt outstanding

     As of 31 December 1999, we had approximately $625.2 million of outstanding long-term indebtedness on a consolidated basis. This indebtedness does not include the indebtedness of any of the investees. Our total debt as a percentage of our total assets at that date was approximately 24.7%. We do not guarantee the debt of any of our strategic investees. In addition, at 31 December 1999 our strategic investees had an aggregate of approximately $3.9 billion of indebtedness outstanding and, in certain cases, have issued preferred stock to third parties.

     Based on our current level of operations and anticipated growth, we expect that cash flow from operations and funds available under the new Holdings line of credit will be sufficient to enable us to satisfy our anticipated cash requirements for operating and investing activities for existing businesses for the next 12 months. We intend to finance our long-term business activities, including investments in new business initiatives, through cash flow from operations and line of credit borrowings. In addition, we anticipate that our strategic investees will separately finance their activities through cash flow from operations, sales of equity and debt securities and the incurrence of mortgage debt or line of credit borrowings. The degree to which we are leveraged and to which we are able to meet our financial obligations could affect our ability to obtain additional financing in the future for refinancing indebtedness, working capital, capital expenditures, acquisitions, investments in new businesses, general corporate or other purposes.

     On a historical basis, the ratios of earnings to fixed charges for us and our consolidated subsidiaries for the years ended 31 December 1999, 1998, 1997, 1996 and for the period from 7 July 1995 to 31 December 1995 were 3.9:1, 4.5:1, 6.0:1, 3.6:1 and 1.5:1, respectively. For this purpose, earnings consist of dividends and interest and other income decreased by operating expenses. Fixed charges consist of interest expense and the amortisation of debt issuance costs.

We may experience additional risks in connection with our borrowing of funds

     To the extent we or one of our strategic investees or other companies in which we invest incurs debt, that company will be subject to the risks associated with debt financing. These risks include:

     (1) that cash flow from operations will be insufficient to meet required payments of principal and interest,

     (2) that we or the company in which we invest will be unable to refinance any lines of credit or any other current or future indebtedness,

     (3) that the terms of any refinancing will not be as favourable as the terms of existing indebtedness,

     (4) that we will be unable to make necessary investments in new business initiatives due to lack of available funds, and

     (5) that, due to a lack of funds, the companies in which we invest may be unable to make necessary capital expenditures for purposes such as renovations or re-leasing of properties. If, in the future, the securities of the companies in which we invest are used to secure our indebtedness and we are unable to make required payments on that indebtedness, the securities could be transferred to the lender or sold with the consequent loss of income and asset value to us.

Our Articles of Incorporation provide that the aggregate of all our borrowings may not exceed on average 50% of the aggregate valuation of the sum of our debt and equity interest in our real estate companies and direct properties and property rights. Our long-term targeted maximum debt percentage is 30% to 40%. If a property owned by one of our investees is mortgaged to secure indebtedness and the investee is unable to make its required payments on that indebtedness, the property could be transferred to the mortgagee with a consequent loss of income and asset value to the investee. These events could adversely affect our cash flow and the value of our investments.

     Increases in interest rates could increase our interest expense

     Increases in interest rates could increase our interest expense, which would adversely affect our net earnings and cash available for payment of obligations. At 31 December 1999, we had $239.0 million of variable interest rate debt outstanding, all of which was under the new Holdings line of credit. We have made a number of short-term borrowings under the line of credit. Each borrowing currently bears interest based on the LIBOR rate at the time of borrowing. Each borrowing is for a fixed time period and at a fixed interest rate payable during that time period. If a borrowing is renewed, a new short-term time period is established and a new interest rate is established for that new period. Although we currently have no borrowings based on the prime rate, to the extent our short-term borrowings are based on that rate, the interest rate will be reset daily.

We may be subject to conflicts of interest in connection with operating our business

     Several of our directors and officers are directors or trustees of our strategic investees and own our shares and shares of our strategic investees.
As of 31 March 2000, our directors and executive officers as a group beneficially owned 24,643 of our shares, representing approximately 0.03% of our shares.

     William D. Sanders is our Non-Executive Chairman, and is also a director of each of CarrAmerica and Storage USA and an advisory director of Regency.
Jeffrey A. Cozad is our Managing Director and a director of Regency.

     Each of Messrs. Sanders and Cozad hold their directorships or trusteeships in certain of our strategic investees as our nominees under agreements between us or our subsidiaries and the respective strategic investee.

     From time to time, there may be transactions between us and our strategic investees, or among our strategic investees. The interests of the persons named in this section may differ from the interests of our shareholders as a result of their positions in the strategic investees or their ownership of securities of the strategic investees and, as a result, those persons may have an incentive to place the interests of the strategic investees or themselves over those of our shareholders. However, our Articles of Incorporation provide that if any of the persons named in this section has an interest in any of these transactions which is different from ours, that person is required to inform the Board of Directors of such differing interest and is not to consider or vote on the proposed transaction. In addition, the transaction and the person's differing interest must be reported at the next general meeting of shareholders.

We rely heavily on the advice of our Operating Advisor

     Security Capital U.S. Realty Management S.A., a Luxembourg corporation and a wholly-owned subsidiary of Security Capital Group Incorporated acts as our Operating Advisor. The Operating Advisor provides us with advice on all investment and operating matters. The Operating Advisor is not under our control and we cannot assure that this advice will continue to be provided on the same terms as it is currently being provided. Although Security Capital Group's current investment in us ($733.6 million, at cost, at 31 December 1999) is substantial, we cannot assure that the Operating Advisor's and Security Capital Group's economic interests will continue to be aligned with ours. The Operating Advisor currently advises only us and does not provide services for any other entity. There can be no assurance that this will continue in the future.

Security Capital Group has a substantial influence over our management and investment decisions

  Security Capital Group is our largest shareholder and the sole shareholder of the Operating Advisor. For more information on Security Capital Group, please read "Relationship with Security Capital Group." We cannot assure that Security Capital Group will continue to maintain a substantial ownership position in either the Operating Advisor or us or that, if such position is maintained, that it will exert its influence in a manner that is in the best interests of our shareholders other than Security Capital Group.

  Security Capital Group is also a strategic investor in other real estate companies. In this regard, Security Capital Group has stated that long-term strategic investment opportunities in equity REITs located in the United States, which are not engaged in operating property types in which Security Capital Group currently owns a strategic investment position, generally will be allocated to us, although there can be no assurance that Security Capital Group will continue to maintain such policy in the future.

We depend significantly on the efforts and abilities of our directors and officers

  The loss of the services of our directors or officers could have a material adverse effect on us. Certain of these persons also are officers and directors of the Operating Advisor or other affiliates of Security Capital Group, which may create competing demands with respect to the time of these persons. The directors are appointed by the shareholders in a general meeting; however, shareholders have no right to participate in our management and must rely on our directors and officers, since we have no employees, together with the services of the Operating Advisor, to accomplish our business objectives.

Through our investments we are affected by the following real estate investment risks

 The return which we achieve from the companies in which we invest is dependent on the performance of the real property investments held by those companies, which are subject to varying degrees of risk

  Although we own no real estate directly, the companies in which we invest own real estate. A number of factors which affect real estate cash flows and values include changes in the general economic climate, local, regional or national conditions, such as an oversupply of properties or a reduction in rental demand in a specific area, the quality and philosophy of management, competition from other available properties and the ability to provide adequate maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations, including zoning, usage and tax laws, interest rate levels, the availability of financing, the possibility of bankruptcies of tenants and potential liability under, and changes in, environmental and other laws. Since a significant portion of the income from our investments is derived from rental income and other payments from real property, our investee's respective income and distributable cash flow, and our own respective income and distributable cash flow would be adversely affected if a significant number of tenants were unable to meet their obligations, or if those strategic investees were unable to lease properties on economically favourable terms.

 Real estate development by our investees involves significant risks in addition to those risks involved in the ownership and operation of developed properties which could adversely affect our investment in the investee

  Certain strategic investees and other companies in which we invest have developed or have begun developing properties, such as neighbourhood infill shopping centres, city centre retail facilities, parking facilities, corporate office space, self-storage facilities and manufactured housing communities, and expect to develop additional properties in the future. These risks include:

 (1) that financing, if needed, may not be available on favourable terms for development projects,

 (2) that construction may not be completed on schedule, resulting in increased debt service expense and construction costs,

 (3) that estimates of the costs of construction may prove to be inaccurate, and

 (4) that properties may not be leased or rented on profitable terms and therefore may fail to perform in accordance with expectations.

Timely construction may be affected by local weather conditions, local or national strikes and by local or national shortages in materials, insulation, building supplies and energy and fuel or equipment. These events could adversely affect our cash flow and the value of our investments in those companies.

 Renewal of leases and re-leasing of space by our investees may, if available, be less favourable than on current terms

  Certain strategic investees and other companies in which we invest are subject to the risks that leases may be not be renewed, space may not be re-leased or the terms of the renewal or re-leasing may be less favourable than current lease terms. If those companies were unable to promptly renew leases or re-lease space or if the rental rates upon the renewal or re-lease were significantly lower than expected, their cash flow, and accordingly our cash flow and our investment in those companies, may be adversely affected.

  Direct investment in real estate by our investees is relatively illiquid

  Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of the strategic investees and other companies in which we invest to react promptly to changes in economic or other conditions. In addition, certain significant expenditures associated with equity investments, such as mortgage payments, real estate taxes and operating and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Further, the REITs in which we invest must comply with various rules which enable a REIT to avoid corporate taxation. Thus, the ability of the REITs to sell assets to change their asset base is restricted by U.S. tax rules which impose holding periods for assets and potential disqualification as a REIT upon certain asset sales.

  Regulations may be issued which could have the effect of restricting or curtailing certain uses of existing structures or requiring that the structures be renovated or altered in some fashion

  Governmental authorities at the federal, state and local levels are actively involved in the issuance and enforcement of regulations relating to land use, zoning and other restrictions. The issuance of any such regulations could increase expenses and lower profitability of any property. These events could adversely affect our cash flow and the value of our investments in companies with such properties.

  Changes in laws may adversely affect us

  Increased costs resulting from increases in real estate, income or transfer taxes or other governmental requirements generally may not be passed through directly to residents, tenants or lessees, inhibiting the ability of our strategic investees to recover those costs. Substantial increases in rents, as a result of those increased costs, may affect the ability of a resident, tenant or lessee to pay rent, causing increased vacancy. Changes in laws which increase potential liability for environmental conditions or which increase the restrictions on discharges or other conditions may result in significant unanticipated expenditures. No assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the laws with respect to the qualification of certain of our investees as REITs or the federal income tax consequences of that qualification to those investees.

  We may be subject to losses which are uninsured

  The strategic investees carry comprehensive liability, fire, flood, earthquake, extended coverage and rental loss insurance with respect to their properties with policy specifications and insured limits customarily carried for similar properties and which the strategic investees believe are appropriate under the circumstances. There are, however, certain types of losses, such as from wars, which may be uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the strategic investee could lose both its capital invested in and anticipated profits from one or more properties.

  We face environmental regulations applicable to our businesses

  Through our investees, we are subject to environmental and health and safety laws and regulations related to the ownership, operation, development and acquisition of real estate. Under those laws and regulations, we may be liable for, among other things, the costs of removal or remediation of certain hazardous substances, including asbestos-related liability. Those laws and regulations often impose liability without regard to fault.

  Although our strategic investees generally conduct Phase I environmental assessments on their respective properties prior to their acquisition, there can be no assurance that those assessments reveal all potential environmental liabilities. We are not aware of any environmental condition on any of our strategic investees' properties which is likely to have a material adverse effect on our financial position or results of operations; however, there can be no assurance that any such condition does not exist or may not arise in the future.

Many of our businesses are in highly competitive segments

  There are numerous commercial developers, real estate companies and other owners of real estate, including those that operate in the regions in which the properties of our investees are located, which compete with the companies in which we invest in seeking land for development, properties for acquisition and disposition and tenants for properties. The companies in which we invest compete on a regional and national basis.

  The properties of the strategic investees are located in developed areas which include other similar properties. The number of competitive properties in a particular area could have a material adverse effect on the strategic investees' ability to lease properties and on the rents charged. In addition, other forms of properties provide alternatives to tenants of the strategic investees' properties.

Future changes in the tax laws may adversely affect our returns

  The after-tax results of our operations and the after-tax returns to holders of our securities depend, in part, on the application to us, to our strategic investees and to holders of our securities of relevant tax laws and regulations and tax treaties, as well as the qualification and continued qualification of our strategic investees as "domestically-controlled" REITs under the U.S. Internal Revenue Code of 1986, as amended. Such results of operations and returns could be adversely affected by any future changes in such tax laws and regulations and such tax treaties, as well as the failure of a strategic investee to qualify as a "domestically-controlled" REIT.

There is a limit on the amount of shares you may beneficially own

  Our Articles of Incorporation restrict beneficial ownership of more than 9.5% of the number or value of the outstanding shares by any single shareholder except Security Capital Group. This provision is designed to help ensure that our strategic investees that are REITs are able to meet the constructive ownership limitations imposed by the Internal Revenue Code of 1986 and to prevent us from being treated as a personal holding company, a foreign personal holding company or a controlled foreign corporation. Our Board of Directors, in its sole discretion, may waive this restriction. Without such a waiver, shares owned in excess of this limitation become Excess Shares and are treated as prescribed by the Articles of Incorporation.

Strategic changes by our investees may not be successfully implemented

  As described in detail in this prospectus, we expect to influence the strategies of our strategic investees. For more information, please read the detailed description under "Business." This will from time to time result in new strategies being attempted by such strategic investees, including significant geographic expansions of their target markets. No assurance can be given that such strategic investees will successfully implement these strategies.

We would be materially adversely affected if we were required to register as an investment company in the United States

  We are not registered as an investment company under the U.S. Investment Company Act of 1940, as amended. We have relied on an exemption provided by Rule 3a-1 promulgated under the Investment Company Act of 1940. We are not required to register as an investment company because we are principally engaged in the real estate business through companies that we primarily control through our equity ownership, investor agreements, board representation or other control rights, which allows us to exert significant influence over the operations of each of our strategic investees. We currently intend to exert similar influence over any other strategic investees through which we invest in the future. However, to the extent we do not elect to participate in future equity offerings by our strategic investees, our ownership interest in and control over such companies could diminish and we could potentially be required to register as an investment company under the Investment Company Act of 1940. We would be materially adversely affected if we were required to register as an investment company under the Investment Company Act of 1940.


ITEM 2.  DESCRIPTION OF PROPERTY

  SC-U.S. Realty does not hold any direct interests in real estate.


ITEM 3.  LEGAL PROCEEDINGS

  SC-U.S. Realty and its subsidiaries currently are not parties to any legal proceedings.


ITEM 4.  CONTROL OF REGISTRANT

  See "Relationship with Security Capital Group" in Item 1, "Operating Advisor" in Item 13 and as more fully described below.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth, as of 31 March 2000, the ownership of shares and/or American Depositary Receipts or ADRs of SC-U. S. Realty (we refer to the shares and the ADRs collectively as the Securities) for each person known to us to be the owner of more than 10% of the shares and/or ADRs and the officers and Directors as a group.

                                                             Percent of
                                             Amount        Outstanding
Name of Owner                                Owned             Shares
-------------                                ------         ------------

SC Realty Shares Limited................  30,386,683(1)         40.6%
All officers and directors as a group...      24,643            0.03

____________________________

(1) SC Realty Shares Limited, a Bermuda company, is an indirectly wholly-owned subsidiary of Security Capital Group. Excludes 15,000 shares owned of record by the Operating Advisor.


ITEM 5.  NATURE OF TRADING MARKET

  Market Prices

  Our shares have traded on the AEX Stock Exchange in Amsterdam since 27 June 1996. On 31 May 2000 the closing price per share on the AEX, as quoted by Bloomberg Financial Markets, was $17.00. The following table shows the high and low closing prices of the shares on the AEX during the periods since trading began:

                                                       High            Low
                                                  Closing Price  Closing Price
                                                  -------------  -------------

     1996
        Third Quarter............................      $23.00         $20.80
        Fourth Quarter...........................       25.60          21.60
     1997
        First Quarter............................       29.00          25.40
        Second Quarter...........................       32.00          26.80
        Third Quarter............................       30.60          28.00
        Fourth Quarter...........................       31.00          27.00
     1998
        First Quarter............................       32.00          26.20
        Second Quarter...........................       28.00          24.40
        Third Quarter............................       26.00          19.80
        Fourth Quarter...........................       21.20          16.00
     1999
        First Quarter............................       19.60          15.40
        Second Quarter...........................       19.50          15.40
        Third Quarter............................       19.00          16.50
        Fourth Quarter...........................       17.00          13.20
     2000
        First Quarter............................       16.00          13.60
        Second Quarter (through 31 May 2000).....       17.70          15.70

____________________________

  (1) All prices prior to 18 June 1999 have been revised to reflect the one-for-two reverse stock split effective on that date.

Source: Bloomberg Financial Markets.

  The shares are also listed on the LSE, but no substantial trading of shares has occurred on the LSE.

  Our ADSs have traded on the NYSE since 24 June 1999. On 31 May 2000, the closing price per ADS on the NYSE, as quoted by Bloomberg Financial Markets, was $17.06. The following table shows the high and low closing prices of the American Depositary Shares on the NYSE during the periods since trading began:

                                                      High           Low
                                                  Closing Price  Closing Price
                                                  -------------  -------------
     1999
       Second Quarter..........................      18.5625         18.5000
       Third Quarter...........................      19.2500         18.2500
       Fourth Quarter..........................      18.3125         13.6250
     2000
       First Quarter...........................      16.5000         14.1250
       Second Quarter (through 31 May 2000)....      17.0625         15.8750


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

  The following is a description of the material provisions of the Deposit Agreement (the "Deposit Agreement"), dated as of 18 June 1999, among SC-U. S. Realty, The Bank of New York, as depositary and the holders from time to time of registered ADRs. This summary is not complete. For full and complete information, you should read the Deposit Agreement. The Deposit Agreement is governed by the laws of the State of New York. The corporate trust office of the Depositary is 101 Barclay Street, New York, New York 10286 and the principal executive office is located at One Wall Street, New York, New York 10286.
Terms used in this section and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

  The Depository may issue American Depositary Shares or ADSs pursuant to the Deposit Agreement. Each ADR evidences a specified number of ADSs and each ADS represents one share, or evidence of a right to receive such share, deposited with the Depositary or the Depositary's custodian (the "Custodian"). An ADR may represent any number of ADSs.

Deposited Securities

  As used in this section, "Deposited Securities" as of any time means our shares at such time deposited, or deemed to be deposited, under the Deposit Agreement and any cash, securities or other property received by the Depositary or the Custodian.

  Deposit and Withdrawal of Deposited Securities

  The Depositary has agreed that, upon deposit with the Custodian of shares, or evidence of rights to receive shares, accompanied by an appropriate instrument of transfer or endorsement, and subject to the terms of the Deposit Agreement, it will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at the Corporate Trust Office of the Depositary, to or upon the order of the person or persons specified by the depositor, an ADR or ADRs registered in the name of such person or persons and evidencing the number of ADSs relating to such deposit. Each person depositing shares and each certificate therefore are deemed to represent and warrant that

  (1) the shares are validly issued and subscribed for, fully paid and non-assessable and therefore are deemed free of any preemptive rights,

  (2) such person is duly authorised to deposit shares and

  (3) such shares are not, and the ADRs issuable upon deposit will not be, restricted securities under the Securities Act of 1933.

  The Depositary may issue ADRs against the rights to receive shares from us or any agent of recording share ownership. The Depositary will not issue ADRs against any other rights to receive shares unless

  (1) the ADRs are fully collateralised, marked to market daily, with cash or other collateral as the Depositary deems appropriate,

  (2) the applicant for the ADRs represents in writing that it or its customer owns the shares before the issuance of the ADRs,

  (3) the issuance is terminable by the Depositary on not more than five Business Days' notice, and

  (4) subject to any further indemnities and credit regulations as the Depositary deems appropriate.

Additionally, the Depositary will limit the ADRs so issued to 30% of the ADSs outstanding, without giving effect to ADSs evidenced by outstanding pre-released ADRs, provided, however, the Depositary reserves the right to disregard such limit from time to time as it deems appropriate.

  Upon surrender of ADRs at the Corporate Trust Office of the Depositary, and upon payment of the charges provided in the Depositary Agreement and subject to its terms and of our Articles of Incorporation and the Deposited Securities, ADR holders are entitled to delivery at the office of the Custodian of documents of title representing the Deposited Securities and, at the Corporate Trust Office of the Depositary, any other property, including cash, represented by the ADSs evidenced by the ADRs so surrendered. The forwarding of documents of title and other property, including cash for delivery at the Corporate Trust Office of the Depositary is at the request, risk and expense of the ADR holder.

  Dividends, Other Distributions, Rights and Changes Affecting Deposited Securities

  Dividends on the ADSs will be paid in U.S. dollars. Whenever the Depositary receives from us or the Custodian any cash dividends or other cash distributions denominated in a currency other than U.S. dollars, it shall, to the extent that in its judgment it can convert such currency on a reasonable basis into U.S. dollars and transfer the resulting amounts to the United States, convert such dividends and distributions to U.S. dollars and distribute such amount to the holders of ADRs in proportion to the number of ADSs representing such Deposited Securities held by each of them. The amount distributed will be reduced as appropriate by any amounts required to be withheld by us, our agents or the Depositary on account of taxes.

  If a distribution on any Deposited Securities consists of a dividend in, or free distribution of, shares, the Depositary may with our approval, and shall if we request, distribute to the holders of outstanding ADRs, in proportion to their holdings, additional ADRs evidencing an aggregate number of ADSs that represents the number of shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement, including the withholding of taxes, if any, and payment of fees to the Depositary. In lieu of delivering ADRs for fractional ADSs in the event of any such distribution, the Depositary may sell the number of shares represented by the aggregate of such fractions and distribute the net proceeds to holders of ADRs in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS shall also represent the additional shares distributed in respect of the shares represented by such ADS prior to such distribution.

  If we offer to the holders of Deposited Securities any rights to subscribe for additional shares or any rights of any other nature, the Depositary will, after consultation with us, have discretion as to the procedure to be followed in making such rights available to holders of ADRs, or in disposing of such rights on behalf of the holders of ADRs and making the net proceeds available in U.S. dollars to such holders. The Depositary will, if requested by us, either

  (1) make such rights available to holders of ADRs by means of rights, warrants or otherwise, if the Depositary determines it to be lawful or feasible, or

  (2) after consultation with us, if making such rights available is not lawful or feasible, or if the rights represented by such rights, warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at the place or places and upon the terms as the Depositary may deem proper, and allocate the net proceeds of the sale for the account of the holders of ADRs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions, the date of delivery of any ADR, or otherwise.

Such a disposal of rights may reduce holders' equity interest.

  If a registration statement under the Securities Act of 1933 is required with respect to the securities to which any rights relate in order for us to offer such rights to holders of ADRs and selling the securities represented by such rights, the Depositary will not offer such rights to holders of ADRs unless and until such a registration statement is in effect or unless the offer and sale of such securities to holders of ADRs are exempt from registration under the Securities Act of 1933 and the Depositary has received an opinion from recognised counsel in the United States for us upon which the Depositary can rely that the offering and sale of such securities to the holders of such ADRs are exempt from registration under the Securities Act of 1933. We have no obligation to prepare or file any registration statement mentioned above.

  If the Depositary determines that any distribution in property, including shares or rights to subscribe for shares, is subject to any tax or governmental charge that the Depositary is obligated to withhold or pay, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, by public or private sale, as the Depositary deems necessary and practicable, and the Depositary will distribute the net proceeds of any sale or the balance of any property after deduction of taxes or charges to the ADR holders entitled to those proceeds.

  Upon any change in par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalisation, reorganisation, merger or consolidation or sale of assets affecting us or to which we are a party, any securities that shall be received by the Depositary or the Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the ADSs shall represent the right to receive new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered as in the case of a share dividend, or unless the Depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

  Whenever we pay any cash dividend or other cash distribution, or we make any distribution other than cash, or whenever we issue rights with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of shares or other Deposited Securities, or whenever for any reason there is a change in the number of shares that are represented by each ADS, the Depositary shall, after consultation with us to the extent practicable if such record date is different from the record date applicable to the holders of shares, fix a record date, for

  (1) determining the holders of ADRs who shall be entitled (a) to receive the dividend, distribution or rights, or the net proceeds of sale thereof, or
      (b) to give instructions for the exercise of voting rights at any meeting, or

  (2) fixing the date on or after which each ADS will evidence the changed number of shares, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Deposited Securities

     Upon receipt of notice of any meeting at which holders of shares or other Deposited Securities are entitled to vote, the Depositary shall, as soon as practicable, mail to the holders of ADRs a notice which shall be prepared by the Depositary and approved by us, which shall contain

     (1)  such information as is contained in such notice of meeting,

     (2) a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of law and of our Articles of Incorporation, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Deposited Securities represented by their respective ADSs, and

     (3) a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the Depositary to give a discretionary proxy to a designated member or members of our Board of Directors.

Upon the written request of a holder of an ADR on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable to vote or cause to be voted the amount of Deposited Securities represented by such ADR in accordance with the instructions set forth in such request. The Depositary shall not, and the Depositary shall ensure that the Custodian and any of their nominees shall not vote the amount of shares or other Deposited Securities, represented by an ADR unless it receives instructions from the holder of such ADR, nor shall the Depositary or Custodian demand a poll.

Reports

     The Depositary makes available for inspection by ADR holders at the Corporate Trust Office of the Depositary any reports and communications received from us which are both

     (1) received by the Depositary or the Custodian or the nominee of either receives as the holder of the Deposited Securities, and

     (2)  we make generally available to the holders of such Deposited
          Securities.

     The Depositary also sends to ADR holders copies of such reports we furnish pursuant to the Deposit Agreement.

Amendment and Termination of the Deposit Agreement

     We may at any time amend the form of the ADR and the Deposit Agreement by agreement with the Depositary. Any amendment that imposes or increases any fees or charges, other than fees of the Depositary for the execution and delivery or cancellation of ADRs and the taxes and other governmental charges, or that otherwise prejudices any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of 90 days after notice of the amendment has been given to the record holders of outstanding ADRs. Every holder of an ADR at the time the amendment becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event may any amendment impair the right of any ADR holder to surrender the ADRs held by it and receive the Deposited Securities represented, except in order to comply with mandatory provisions of applicable law.

     Whenever we direct the Depositary to do so, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 60 days after the Depositary shall have delivered to us a notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the date of termination, the holder of an ADR will, upon

     (1)  surrender of such ADR at the Depositary's Office,

     (2)  payment of the fee of the Depositary for the surrender of ADRs, and

     (3)  payment of any applicable taxes or governmental charges,

be entitled to delivery of the amount of Deposited Securities represented by the ADSs evidenced by such ADR.

     If any ADRs remain outstanding after the date of termination, the Depositary will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders of ADRs and will not give any further notices or perform any further acts under the Deposit Agreement, except

     (1) the collection of the dividends and other distributions pertaining to the Deposited Securities,

     (2)  the sale of rights as provided in the Deposit Agreement, and

     (3) the delivery of Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities and hold the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs that have not been surrendered and those holders will become general creditors of the Depositary with respect to such net proceeds. After making this sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash.

Charges of Depositary

     The Depositary will charge any party depositing or withdrawing shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split we declare or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), whichever applicable:

     (1)  taxes and other governmental charges;

     (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our share register and applicable to transfers of shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement;

     (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement;

     (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement;

     (5) a fee of $5.00 or less per 100 ADSs, or portion thereof, for the execution, delivery and surrender of ADRs pursuant to the Deposit Agreement;

     (6) a fee of $.02 or less per ADS, or portion thereof, for any cash distribution made pursuant to the Deposit Agreement, except for distributions of cash dividends; and

     (7) a fee for the distribution of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee charged as a result of the deposit of such securities, for purposes of this clause
          (7) treating all such securities as if they were shares, but which securities are instead distributed by the Depositary to the holders.

Liability of Holder for Taxes

     Any tax, duty or other governmental charge, including, without limitation, any stamp tax, payable by the Custodian, the Depositary or any nominee of either of them with respect to any ADR or any Deposited Securities underlying any ADR shall be payable by the holder of such ADR to the Depositary. The Depositary may refuse to effect registration of transfer of such ADR or any transfer and withdrawal of Deposited Securities underlying this ADR until the payment is made, and may withhold any dividends or other cash distributions constituting Deposited Securities underlying such ADR or may sell for the account of the holder thereof any part or all of the other Deposited Securities underlying such ADR and may apply such cash or the net proceeds of any such sale in payment of any such tax, duty or other governmental charge, the holder of such ADR remaining liable for any deficiency.

General

     Neither we nor the Depositary will be liable to the holders of ADRs if we are prevented or delayed by law or by reason of any provision, present or future, of our Articles of Incorporation or the Deposited Securities or any circumstances beyond its control from performing our obligations under the Deposit Agreement. Our obligations under the Deposit Agreement are expressly limited to using our best judgment and good faith in the performance of their respective obligations specifically set forth in this section.

     The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time, when the Depositary deems expedient in connection with the performances of its duties or at the request of the Company. Before the Depositary executes and delivers, registers, registers a transfer, split-up, combination or surrender of any ADR or transfer or withdrawal of Deposited Securities, the Depositary or the Custodian may require payment of a sum sufficient to reimburse it for any tax or any governmental charge, including, without limitation, any amounts in respect of applicable stamp taxes payable by a holder in accordance with the Deposit Agreement, and any stock transfer or registration fee and payment of any applicable fees payable by the holders of ADRs. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Deposited Securities until it or the Custodian has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may deem necessary or appropriate or as we may require by written request to the Depositary or the Custodian. Notwithstanding any other provision of the Deposit Agreement, the surrender of outstanding ADRs and withdrawal of Deposited Securities may not be suspended except as required in connection with

     (1) temporary delays caused by closing the transfer books of the Depositary or us or the deposit of Deposited Securities in connection with voting at a meeting of shareholders or payment of dividends,

     (2)  the payment of fees, taxes and similar charges, and

     (3) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of Deposited Securities.

     The Depositary may suspend the delivery, registration, transfer and surrender of ADRs during any period when the transfer books of the Depositary or us are closed, or if we or the Depositary deem any such action necessary or advisable at any time or from time to time because of any requirement of our Articles of Incorporation, relevant law, any government or governmental body or commission or any securities exchange on which the ADRs or shares are listed.

     The Depositary will keep books at its transfer office in the City of New York for the registration and transfer of ADRs. These books will be open for inspection at all reasonable times by the holders of ADRs and us. Such inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than our business or a matter related to the Deposit Agreement or the ADRs or shares.

     The Depositary, upon request or with our approval, may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs, at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of ADRs or entitled persons.

DESCRIPTION OF SHARES

General

     Shares will only be issued in registered form. The power to issue new shares is vested in the general meeting of shareholders and our directors. We have an authorised capital of $1,000,000,000 consisting of 250,000,000 shares, par value of $4.00 per share. As of 31 December 1999 we had issued capital of 86,561,872 shares, representing issued capital of $346.2 million. Pursuant to our Articles of Incorporation, the Board of Directors is authorised to issue additional shares up to the total authorised capital. The shares will participate in the payment of dividends when, as and if declared by the general meeting of shareholders, upon proposal from the directors.

     All shares must be fully paid up. Our Articles of Incorporation provide that shareholders will have preferential or preemptive rights if shares are offered at below NAV. We do not, however, have to reserve such preferential and ratable right in circumstances where the price per share at which the shares are offered for subscription is not less than the last available sales price, on the stock exchange having the highest average daily volume in shares or ADRs representing such shares, reported on the last trading day preceding the time upon which the directors approved the pricing of the shares. Please read "-- Future Share Issuances--Rights Offerings and Convertible Debt" below for more information. Each holder is entitled to one vote per share at any general meeting of shareholders, in compliance with Luxembourg law and our Articles of Incorporation, subject to the special voting provisions described below. The holders of ordinary shares will vote together as a single class at any general meeting and will have equal rights in all respects. The Board of Directors may also issue cumulative, convertible, redeemable preferred shares or cumulative, redeemable preferred shares, as the case may be (the "Preferred Shares"). The consequences of such issue are set out in our Articles of Incorporation.

     Shares are freely transferable subject to the share ownership limitations and other provisions described in Article 10 of our Articles of Incorporation.

     The inscription of a shareholder's name in the register of shares evidences that holder's right of ownership of such registered shares, and, unless a share certificate is delivered, a holder of registered shares shall receive a written confirmation of its shareholding.

     Forms for the transfer of shares are available at the offices of the Transfer Agent.

     On 17 May 1999, we announced that our shareholders had approved amendments to our Articles of Incorporation that, on 18 June 1999, affected a one-for-two reverse share split. Following effectiveness of the reverse share split, every two shares, par value $2.00 per share, became one share, par value $4.00 per share. Each ADS represents one share on a post reverse split basis. All numerical information in this document is reflected on a post reverse split basis.

Future Share Issuances

     General

     Our Articles of Incorporation provide that shares offered from time to time will be offered at a price per share which is no less than NAV except by reserving for existing shareholders the right to subscribe for new shares on a preferential and ratable basis in compliance with our Articles of Incorporation. We do not have to reserve such preferential and ratable right in circumstances where the price per share at which the shares are offered for subscription is not less than the last available sales price, on the stock exchange having the highest average daily volume in shares or ADRs, reported on the last trading day preceding the time upon which the directors approved the pricing of the shares or in connection with the conversion of outstanding debt securities.

     We may offer shares by way of private placement or public offering if our directors determine to raise additional capital in order to enable us to take advantage of further investment opportunities.

     We have the authority under our Articles of Incorporation to increase the issue price per share by the estimated costs and expenses we incur for investing the proceeds of the issue and by applicable sales commissions. In addition, we have the authority under our Articles of Incorporation to pay such costs and expenses and applicable sales commissions from our assets rather than increasing the price at which shares are offered. We intend to use such authority when market conditions indicate that to do so would be in our best interests and our shareholders.

     Rights Offerings and Convertible Debt

     While we intend to continue capitalising the company by issuing shares to investors at or above NAV or at or above market price where this is the most appropriate method, we also have the additional flexibility of raising capital through rights offerings for example, by reserving for existing shareholders a preferential and ratable right to subscribe for new shares. With respect to existing shareholders who elect not to exercise any rights to subscribe for new shares in a rights offering, we would, in accordance with Luxembourg law, be required to ensure that such nonparticipating shareholders would receive value for such rights which they do not exercise. We retain the right to do rights offerings for financing flexibility, but have not done a rights offering and have no current plans to do a rights offering.

     If we issued shares at a price below NAV, our existing shareholders would experience some reduction in the NAV of outstanding shares. This is because in determining NAV after the issuance of new shares, our assets would be divided by a larger number of shares. Although our assets would have been increased by the proceeds of the offering, the proceeds would not be sufficient to maintain the pre-offering NAV because the shares issued in the offering would have been issued at a price below the pre-offering NAV.

     Our Articles of Incorporation also permit the Board of Directors to issue debt securities convertible into shares at a conversion price which is above the last reported sales price, on the stock exchange having the highest average daily volume in shares or ADRs, reported on the last trading day preceding the time upon which the Directors approved the pricing of the convertible debt securities. The price per share into which such debt securities are convertible shall be capable of adjustment as deemed fit by the Directors in order to prevent the holders of the convertible debt securities from being diluted. Typically, an offering of convertible debt securities would provide conversion rights that could be exercised by the holders at any time after issuance of the securities, but prior to maturity, normally five to ten years after issuance.

     If NAV increased to a level above the conversion price, after we issued convertible debt securities, then the potential conversion of such debt securities would impact NAV growth, diluting it from what it would be without such conversion. This is because although our net assets would increase upon conversion of such convertible debt securities, as a result of canceling the indebtedness represented by such convertible debt securities, the increase in our net assets would be less than the aggregate NAV of the shares issued upon conversion of the convertible debt securities. However, we and our shareholders would have benefitted from the issue of the convertible debt securities as such would give us access to an additional source of funds at a lower interest rate than, in the Directors' judgment, would have been available in a conventional borrowing transaction. We would have used these funds to make additional investments intended to increase NAV for the benefit of all shareholders.

     Preferred Shares

     Our Board of Directors is empowered by our Articles of Incorporation, without the approval of shareholders, to cause Preferred Shares to be issued with limited voting rights in one or more series. The Preferred Shares will be cumulative as to dividends and will be redeemable. The Board of Directors will be able to determine, among other things, the number of Preferred Shares of each series, whether or not the Preferred Shares will be convertible, and any additional rights, preferences, powers and limitations of each series which may be senior to the rights of the shares all as permitted by our Articles of Incorporation. Dividends may only be paid after they have been declared by the shareholders at a general meeting of the shareholders. No Preferred Shares are currently outstanding and we have no present plans to issue any Preferred Shares.

Trading through ASAS

     Our shares are traded on the AEX through ASAS. This system was developed by the AEX to enable foreign companies with registered shares to list their shares on the AEX. The shares do not trade on the AEX in physical form.

     Under ASAS, the legal owner of the shares is Nominee Amsterdam Stock Exchange N.V. ("Nominee"), a wholly-owned subsidiary of the AEX-Clearing and Depository N.V. which acts exclusively as depositary company. Nominee keeps accounts on behalf of its participants, Dutch and foreign financial institutions which meet certain criteria, in which it has booked such number of shares to which each participant is entitled. Nominee may, however, only book credits on the accounts of participants of ASAS when the shares are deposited with a custodian in its name and/or on its behalf.

     Participants in ASAS have a claim against Nominee for delivery of the shares. An investor has an account with an ASAS participant (the "Account Holder"), to which the shares to which it is entitled are credited. Investors have a claim against the Account Holder for delivery of the shares to which they are entitled. Transfers of shares are effected through book entries.

     All payments we make in shares are effected through ASAS. This means that payments we make on behalf of the investor will be made via the Account Holder.

     If the investor holds its shares through ASAS, notice and other information from us will not be sent directly to the relevant investor by us. We will publish notices to shareholders in the Daily Official List (Officiele Prijscourant) of the Amsterdam Exchanges N.V. and at least one Dutch newspaper. The notice will also indicate, when appropriate, where shareholders can obtain copies of the documents to which the notice refers.

Clearing and Settlement through Euroclear and Clearstream, Luxembourg

     Transfers of shares held within Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold shares through Euroclear and/or Clearstream, Luxembourg will be effected through the respective depositaries of Euroclear and Clearstream, Luxembourg.

Share Ownership Limitations

     Article 10 of our Articles of Incorporation contains provisions restricting the transfer and the voting power of the shares, including the shares to be acquired upon conversion of convertible debt securities, to help prevent us from being treated as a personal holding company ("PHC"), a foreign personal holding company ("FPHC") or a controlled foreign corporation ("CFC") for U.S. federal income tax purposes. If we were treated as a PHC, FPHC or CFC, some U.S. Shareholders could have adverse U.S. federal income tax consequences.

     In addition, under Article 10 of our Articles of Incorporation, no person may "beneficially own" shares in excess of 9.5% (or any other percentage as our Board of Directors may determine) of the number, value or vote of the outstanding shares. If shares of more than one class are outstanding, this restriction will apply to each class. Any person who acquires or attempts to acquire shares in excess of this ownership limitation must immediately notify us.

     If the restrictions on transfer described above are violated, the shares represented thereby become excess shares as defined in our Articles of Incorporation and are subject to transfer to, or sale on behalf of, a charitable organisation described in Sections 170(b)(1)(A) and 170(c) of the Internal Revenue Code. Please read the Articles of Incorporation for more information concerning the restrictions on transfer provisions and the effects on any shareholder who may violate those provisions.

     "Beneficial Ownership" is defined in our Articles of Incorporation based on the rules contained in the U.S. Internal Revenue Code and the rules of the Securities and Exchange Commission.

Redemption of Shares

     We are a closed-end undertaking for collective investment; consequently, the shares shall not be redeemable at the request of a shareholder. We may, however, determine to purchase shares on a stock exchange at market price; provided, however, that such market price is not above NAV.

Pro Rata Redemptions

     Pursuant to Article 9 of our Articles of Incorporation, we may redeem the shares within the limits of Luxembourg law and our Articles of Incorporation whenever the Directors consider a redemption to be in our best interest. Shares may be redeemed at the option of the Directors on a pro rata basis as between existing shareholders, in order to return to shareholders any proceeds should we dispose of investment assets.

     We do not currently intend to redeem any shares.

Redemption Price

     The redemption price will be the NAV as determined by applying the provisions of Article 11 of our Articles of Incorporation calculated on the relevant valuation day, less an amount equal to any duties and charges which would be incurred upon the disposal of our investments in order to fund such a redemption. If shares are redeemed otherwise than on a pro rata basis from all existing shareholders, the Board of Directors may elect, if it considers this to be necessary for the protection of the interests of the remaining shareholders, to fix a redemption price below NAV, but no less than the last available sales price, on the stock exchange having the highest average daily trading volume in the shares or ADRs, reported on such trading day as specified by the directors at their discretion. If the redemption is initiated by the board of directors and is effected in a privately negotiated transaction, the redemption price may be lower than such last available sales price. No fee shall be payable in respect of any redemption.

     The redemption price may be higher or lower than the price paid by the redeeming shareholder at the time of subscription or acquisition.

     Redemptions may take place at market price if we elect to purchase shares on a stock exchange, provided, however, that such market price is not above NAV.

Effect of Redemption

     In the unlikely event of a redemption, the redemption will be effected in accordance with our Articles of Incorporation and the provisions of Luxembourg law, including such publication of notice in newspapers as may be required or determined by the directors.

     The monies payable on redemption shall be paid against production of relevant transfer documents and share certificates, if any, within a period as determined by the Directors but which shall not exceed the number of business days fixed by the board of directors from the relevant Valuation Day.

     Payment shall be made by cheque mailed to the shareholder or by bank transfer to an account indicated by the shareholder. The redemption price shall be payable in U.S. Dollars. If, however, a shareholder requests to be repaid in any other freely convertible currency, the necessary foreign source exchange transaction shall be arranged by the Custodian for the account and at the expense of such shareholder without any responsibility on our part.

     The provisions of the above two paragraphs do not apply to shares redeemed by virtue of purchases on a stock exchange.

     Shares which we redeem shall remain in existence but shall not have any voting rights or any right to participate in any dividends declared by us or in any distribution paid upon our liquidation or winding up and shall be disregarded for purposes of determining the NAV, in each case, for so long as such shares are held by us. If we reissue such shares, any consideration we receive shall be no less than the NAV, as determined by the Board of Directors as of the Valuation Day immediately preceding the date of such reissue, or the price which is no less than the last available sales price, on the stock exchange having the highest average trading volume in the shares or ADRs, reported on the last trading day preceding the time upon which the directors priced the reissue of shares, unless such shares are reissued by way of rights offerings.

Distribution Policy

     Luxembourg law requires that 5% of our annual net profits be allocated to a special reserve. This allocation is not required as soon and so long as such surplus reserve equals or exceeds 10% of our issued capital as such capital is increased or reduced from time to time.

     The shareholders at the general meeting of shareholders shall, within the limits provided by law, determine how the balance of our net profits shall be disposed of, and may from time to time declare or authorise the Directors to pay dividends and distributions in respect of such amounts.

     We expect to have opportunities to make further investments in our strategic investment positions. In addition, we will continue to research other opportunities, consistent with its operating strategy. While opportunities are available which are consistent with our strategy, we currently intend to re-invest earnings and not pay dividends for the foreseeable future. This dividend policy will be carefully and prudently monitored by the directors in light of the foregoing and the reasonable needs of the business, including the fact that affiliated real estate companies may require significant capital commitments on short notice.

Meetings of and Reports to Shareholders

     We will mail notice of any general meeting of shareholders, including those considering amendments to our Articles of Incorporation or our dissolution and liquidation, to each registered shareholder at least eight days prior to the meeting and publish a notice in the "Memorial, Recueil Special des Societes et Associations" (the "Memorial") and at least one Luxembourg newspaper, in accordance with Luxembourg law, in the Daily Official List (Officiele Prijscourant) 20.

     If our Articles of Incorporation are amended, such amendments shall be filed with the Chancery of the District Court of Luxembourg and published in the Memorial.

     We annually publish a consolidated report on our activities and on the management of our assets; such report includes, among other things, our audited consolidated annual accounts, a detailed description of our assets and a report from our auditors. The most recent annual report was published as of 31 December 1999.

     We also publish semi-annual unaudited consolidated reports, including, among other things, a description of our assets and the number of Shares issued, disposed of and redeemed since the last publication. The most recent semi-annual report was published as of 30 June 1999.

     In our annual and semi-annual reports, we clearly explain the accounting principles applied for the consolidation of our accounts and those of our consolidated subsidiaries.

     We send the annual and semi-annual reports to registered Shareholders within four and two months of the dates of those reports. Copies may be obtained free of charge by any person at our registered office. Shareholders who hold their shares through ASAS can obtain copies via their Account Holder, please read "--Trading through ASAS" above for more information.

     We will also publish quarterly reports summarising our consolidated financial information.

     Our accounting year commences on the first day of January of each year and terminates on the last day of December of the same year.

     Our annual general meeting of shareholders takes place in Luxembourg City, at a place specified in the notice of meeting, on the last Wednesday in the month of June at 11:00 a.m.

     Our consolidated accounts are maintained in U.S. Dollars, which is the reference currency of the share capital.

     In the event that we request the Dutch Central Bank to revoke its authorisation pursuant to Section 15(a) of the Investment Institution Supervision Act, we will announce such request through an advertisement in a Dutch national newspaper.


ITEM 7. TAXATION

     The following summary discusses the material United States federal tax considerations and the material Luxembourg and United Kingdom tax considerations relating to an investment in our shares or American Depositary Shares. Investors should consult their own tax advisors regarding the particular consequences to them of an investment in the shares or ADRs. For purposes of this section, the word Securities refers to both shares and ADSs.

     This summary does not address all possible United States federal income tax consequences or Luxembourg or United Kingdom income tax consequences relating to an investment in the Securities. In particular, the discussion does not address the tax consequences to any investors under state, local and non-United States tax laws. The summary of the material United States federal income tax consequences is based upon the current provisions of the Internal Revenue Code, its legislative history, Treasury regulations, administrative pronouncements and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete discussion of all United States federal income tax consequences or Luxembourg or United Kingdom income tax consequences relating to making an investment in the Securities. In addition, this summary may not apply, in whole or in part, to particular categories of persons, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organisations, investment companies, foreign persons and other special status taxpayers. Finally, a tax ruling from the United States Internal Revenue Service (the "Service" or the "IRS") has not been requested. The discussion in this section concerning certain tax consequences with respect to an investment in the Securities is included for general information only. All persons are urged to consult their own tax advisors to determine the specific tax consequences of making an investment in the Securities, including any U.S., state, local or non-U.S. tax consequences.

     For purposes of the following discussion, a "United States Holder" is any person other than a "Non-U.S. Holder". A "Non-U.S. Holder" is any person other than:

     .    a citizen or resident of the United States;

     . a corporation, partnership or other entity created or organised in the United States or under the laws of the United States or any state;

     . an estate whose income is includible in gross income for United States tax purposes regardless of source; or

     .    a "United States Trust".

A United States Trust includes a trust if, and only if:

     . a court within the United States is able to exercise primary supervision over the administration of the trust; and

     . one or more U.S. persons have the authority to control all substantial decisions of the trust.

United States Federal Income Taxation of Securityholders

     General

     A securityholder who sells or exchanges its Securities will recognise gain or loss for federal income tax purposes equal to the difference, if any, between the amount realised from the sale or exchange and such securityholder's tax basis in the Securities that are sold or exchanged. Such gain or loss will be a capital gain or loss, provided that the Securities are held as capital assets. Such gain or loss will be long-term capital gain or loss if the securityholder's holding period is more than 12 months. For individual securityholders, long-term capital gains are subject to a maximum federal income tax rate of 20 percent. The deduction of capital losses may be subject to limitation.

     If we make distributions, a securityholder will recognise ordinary income to the extent of current and accumulated earnings and profits and any amounts distributed in excess of current and accumulated earnings and profits will be considered a tax-free return of capital, reducing the tax basis in the securityholder's Securities by the amount of the distribution, but not below zero, with distributions in excess of the securityholders' tax basis taxable as capital gains, if such stock is held as a capital asset. Dividends we pay will not be eligible for the dividends received deduction available to corporations receiving dividends.

     In general, the IRS will treat holders of ADRs evidencing ADSs as the owners of the Shares represented by those ADSs, and exchanges of Shares for ADSs, and ADSs for Shares, will not be subject to taxation.

     Various provisions contained in the Code may impose special taxes in certain circumstances on non-United States corporations and their securityholders. The following is a general summary of these provisions.

     Personal Holding Company

     If the IRS were to classify SC-U. S. Realty as a PHC within the meaning of section 542(a) of the Code, we would be subject to a personal holding company tax equal to 39.6 percent of our undistributed taxable income subject to certain adjustments under section 545(b) of the Code. We would generally be classified as a PHC if (i) at least 60 percent of our adjusted ordinary gross income for a taxable year was passive income such as dividends and capital gains from the sale or exchange of stock and (ii) at any time during the last half of such taxable year more than 50 percent in value of our outstanding Securities were owned, directly or indirectly, by or for not more than five individuals. We intend our securities to be widely held and that we will not be classified as a PHC. To this end, we have adopted ownership and transfer restrictions on Securities in our Articles of Incorporation to prevent possible classification as a PHC, including a 9.5 percent limitation on ownership, prohibitions on any transfers that would cause ownership to exceed 9.5 percent, and informational reporting requirements for securityholders owning 5 percent or more of the Securities. Certain of these ownership and transfer restrictions do not apply to Security Capital Group. We believe that, based upon the current ownership of Securities and the ownership and transfer restrictions on Securities described above, which we intend to monitor and enforce, we will not be classified as a PHC.

     Foreign Personal Holding Company

     If the IRS were to classify SC-U.S. Realty as a FPHC within the meaning of section 552(a) of the Code, we would be deemed to distribute certain types of undistributed income including dividends and capital gains from the sale or exchange of securities as a dividend on a pro rata basis to all of our securityholders on the last day of our taxable year. A securityholder would be required to include its pro rata share of the dividend in income even though we would not actually have paid a dividend. A securityholder would increase its tax basis by the amount of the deemed dividend. A securityholder who acquires Securities from decedents would be denied the step-up of the tax basis for such Securities to fair market value at the date of death which would otherwise have been available, and instead would have a tax basis equal to the lower of fair market value or the decedent's basis. We would generally be classified as a FPHC if (i) at least 60 percent of our gross income for a taxable year was passive income such as dividends and capital gains from the sale or exchange of stock and (ii) at any time during the taxable year more than 50 percent of either (A) the total combined voting power of all classes of our Securities entitled to vote or (B) the total value of our Securities were owned, directly or indirectly, by or for more than five individuals who are citizens or residents of the United States. We intend for our Securities to be widely held, and that we will not be classified as a FPHC. To this end, we have adopted ownership and transfer restrictions on Securities in our Articles of Incorporation to prevent possible classification as a FPHC, including a 9.5 percent limitation on ownership, prohibitions on any transfers that would cause ownership to exceed
9.5 percent, voting cut-back provisions that limit voting power to under 10 percent, and informational reporting requirements for securityholders owning 5 percent or more of the Securities. Certain of these ownership and transfer restrictions do not apply to Security Capital Group. SC-U.S. Realty believes that, based upon the current ownership of Securities and the ownership and transfer restrictions on Securities described above, which we intend to monitor and enforce, SC-U.S. Realty will not be classified as a FPHC.

     Controlled Foreign Corporation

     If the IRS were to classify SC-U.S. Realty as a CFC within the meaning of section 957(a) of the Code, 10% securityholders, as defined below, would be required to currently include their pro rata share of certain types of undistributed income, including dividends and capital gains from the sale or exchange of stock in income as a dividend even though we would not actually have paid a dividend. In addition, where a 10% securityholder sells or exchanges Securities or receives a distribution that is treated as an exchange of Securities, the gains on such exchange which would otherwise qualify for capital gains treatment will be recharacterised as dividend income to the extent of our current or accumulated earnings and profits. We would generally be classified as a CFC if more than 50 percent of (i) the total combined voting power of all classes of our Securities, or (ii) the total value of our Securities is owned or considered owned by 10% holders on any day during its taxable year. A 10% securityholder is a U.S. person who owns or is considered to own at least 10 percent of the total combined voting power of all classes of our Securities entitled to vote. We intend for our securities to be widely held and that we will not be classified as a CFC. To this end, we have adopted ownership and transfer restrictions on Securities in our Articles of Incorporation intended to prevent possible classification as a CFC, including a 9.5 percent limitation on ownership, prohibitions on any transfers that would cause ownership to exceed 9.5 percent, voting cut-back provisions that limit voting power to under 10 percent, and informational reporting requirements for securityholders owning 5 percent or more of the Securities. Certain of these ownership and transfer restrictions do not apply to Security Capital Group. We believe that, based upon the current ownership of Securities and the ownership and transfer restrictions on Securities described above, which we intend to monitor and enforce, we will not be classified as a CFC.

     Accumulated Earnings Tax

     If the IRS were to classify SC-U.S. Realty as a corporation subject to the accumulated earnings tax ("AET") within the meaning of section 532(a) of the Code, we would be subject to a tax equal to 39.6 percent of our undistributed taxable income subject to certain adjustments under section 535(b) and 535(c) of the Code. We would generally be classified as a corporation subject to the AET if we had been formed or availed for the purpose of avoiding income tax, with respect to our individual securityholders, by permitting earnings to accumulate instead of being distributed to such securityholders. Case law suggests that such individual tax avoidance can be shown only if some individual or group of individuals, by virtue of his or their control over the corporation, purposely causes the corporation to unreasonably accumulate its earnings and profits. In addition, a tax avoidance purpose is presumed where a corporation accumulated its earnings and profits "beyond the reasonable needs of its business." Finally, prima facie evidence of a tax avoidance purpose exists where a corporation is a "mere holding or investment company." We believe SC-U.S. Realty should not be classified as a corporation subject to the AET.

     Foreign Investment Company

     If the IRS were to classify SC-U.S. Realty as a foreign investment company ("FIC") within the meaning of section 1246(b) of the Code, a securityholder's gain on the sale or exchange of Securities, including a distribution treated as an exchange of Securities, generally would be taxed as ordinary income to the extent of such securityholder's ratable share of the accumulated earnings and profits of the Company.

     In addition, a securityholder who acquires Securities from a decedent would be required to reduce the fair market value tax basis of such Securities by such decedent's ratable share of earnings and profits of SC-U.S. Realty. We would generally be classified as a FIC if (i) we were registered under the Investment Company Act as a management company or as a unit investment trust, or (ii) we were engaged (or holding itself out as being engaged) primarily in the business of investing, reinvesting, or trading securities, commodities or any interest therein, at a time when 50 percent or more of the total combined voting power of all classes of stock entitled to vote, or the total value of all classes of stock, was held, directly or indirectly, by U.S. persons (as defined in Section 7701(a)(30) of the Code). We are not registered under the Investment Company Act as a management company or as a unit investment trust. While we expect that 50 percent or more of the total combined voting power of all classes of our Securities entitled to vote or the total value of all classes of our Securities will be held by U.S. persons, we do not believe, based on our anticipated method of operation and the nature of our investments, that we should be considered engaged primarily in the business of investing, reinvesting or trading securities, commodities or any interest therein. We believe SC-U.S. Realty should not be considered to be engaged in the business of investing in securities within the meaning of section 3(a)(1) of the Investment Company Act and, accordingly, we should not be a FIC.

     Passive Foreign Investment Company

     If the IRS were to classify SC-U.S. Realty as a passive foreign investment company ("PFIC") within the meaning of section 1297(a) of the Code, a securityholder would, upon certain distributions by us and upon disposition of his or her Securities, be liable to pay, in addition to the tax otherwise due at the then prevailing rates, interest on the tax, and additional tax based on the highest rate of individual or corporate tax, as the case may be, as if the distribution or gain had been recognised ratably over the taxpayer's holding period for the Securities. We would generally be classified as a PFIC if:

     (1) 75 percent or more of our gross income for the taxable year is passive income, or

     (2) the average percentage of assets held by us during the taxable year which produce passive income or which are held for the production of passive income is at least 50 percent.

In general, "passive income" is defined to include the following:

     (1) dividends, interest, and income equivalent to interest such as income from commitment fees, royalties, rents, except active rents as discussed below, and annuities;

     (2) net gains from the sale or exchange of property, other than inventory, that produces dividends, interest, royalties, rents, except for active rents as discussed below, or annuities, or that produces no income;

     (3) net gains from the sale or exchange of an interest in a trust or partnership; and

     (4)  net gains from certain commodity and foreign currency transactions.

Rents are considered "active rents" if such rents are derived from leasing:

     (1) property that the lessor has manufactured or produced, or has acquired and added substantial value to, but only if the lessor is regularly engaged in the manufacture or production of, or in the acquisition and addition of substantial value to, property of such kind, or

     (2) real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operation functions while the property is leased.

In general, an asset will be characterised as a "passive asset" if it has generated (or is reasonably expected to generate in the reasonably foreseeable future) passive income as defined above. For purposes of determining whether we are a PFIC, if we own, directly or indirectly, at least 25 percent by value of the stock of another corporation, SC-U.S. Realty would be treated as if we (1) held our proportionate share of the assets of such other corporation, and (2) received directly our proportionate share of the income of such other corporation. We believe that SC-U.S. Realty should not be classified as a PFIC. However, because classification of SC-U.S. Realty as a PFIC depends in significant part upon the investments and activities of the various strategic positions in which SC-U.S. Realty invests and because changes with respect to such investments and activities may occur as a result of circumstances beyond the control of SC-U.S. Realty, there can be no assurance SC-U.S. Realty will be able to avoid PFIC classification. However, SC-U.S. Realty's strategic investees have contractually agreed to certain limitations designed to help ensure SC-U.S. Realty will not be a PFIC as a result of changes in their investment and activities.

     SC-U.S. Realty will use its best efforts to notify securityholders if we conclude that we will be treated as a PFIC for any taxable year to enable affected taxpayers to consider whether to elect to treat us as "qualified electing fund" for U.S. income tax purposes. A securityholder of a qualified electing fund is required in each taxable year to include in income a pro rata share of the ordinary earnings and net capital gains of the PFIC. SC-U.S. Realty will use its best efforts to provide appropriate information and reporting to enable securityholders to make the qualified electing fund election.

U.S. Federal Information Reporting and Withholding

     Under current United States federal income tax law, a 31% backup withholding tax requirement may apply to certain payments of dividends paid on Securities, and the proceeds of a sale, exchange or redemption of, the Securities. In addition, certain persons making such payments are required to submit information returns, for example, IRS Forms 1099, to the Service with regard to those payments.

     Backup withholding and information reporting will generally not apply with respect to payments made to certain exempt recipients such as corporations or certain exempt entities. In the case of a non-corporate United States Holder, information reporting normally will apply, but backup withholding generally will apply only if such holder:

     (1) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number,

     (2)  furnishes an incorrect TIN,

     (3) is notified by the Service that it has failed to properly report payments of interest and dividends, or

     (4) under certain circumstances, fails to certify, on IRS Form W-9 or a proper substitute form, under penalties of perjury, that is has furnished a correct TIN and has not been notified by the Service that it is subject to backup withholding for failure to report interest and dividend payments.

     In the case of a Non-U.S. Holder, information reporting on IRS Form 1099 (including IRS Form 1099B) and backup withholding should not apply to payments of interest or OID on a Convertible Note or dividends on a Security made outside the United States. Such payments made inside the United States will not be subject to information reporting or backup withholding if such Holder has provided the required certification on IRS Form W-8 under penalties of perjury that it is not a United States Holder or has otherwise established an exemption, provided in each case that the payor does not have actual knowledge that the payee is a United States Holder.

     The United States Treasury Department adopted new Regulations (the "New Regulations") which affect the United States tax requirements with respect to information reporting and backup withholding. As amended, the New Regulations are generally effective regardless of the issue date of the instrument with respect to which such payments are made, to those payments made after 31 December 2000, subject to certain transition rules. The New Regulations generally have similar rules to those described in the preceding paragraphs.

     Payments on the sale, exchange or other disposition of a Security made to or through a foreign office of a broker generally will not be subject to backup withholding. Such payments, however, will be subject to information reporting if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three year period, unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Under the New Regulations, backup withholding will apply if such broker has actual knowledge that the payee is a United States Holder and fails to otherwise establish an exemption. Payments on the sale, exchange or other disposition of a Share to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies (i.e., on IRS Form W-8) under penalties of perjury, that it is not a United States Holder and the payor does not have actual knowledge to the contrary or otherwise establishes an exemption, for example, a United States Holder may certify its exemption on IRS Form W-9 or may be identified as an "exempt recipient".

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the amount withheld is claimed as federal taxes withheld on the holder's United States federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a United States income tax return must generally file a claim for refund, or in the case of Non-U.S. Holders, an income tax return, in order to claim refunds of withheld amounts. A taxpayer identification number must be reported on such claim for refund which may require Non-U.S. Holders who are individuals in certain instances to obtain an IRS individual taxpayer identification number
(ITIN).

     Holders of Securities should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

     Assuming that less than 25% of our gross income and our subsidiaries is effectively connected or treated as effectively connected with a United States trade or business, including as effectively connected income for this purpose capital gains subject to the Foreign Investment in Real Property Tax Act of 1980 including capital gain distributions from a REIT, for the three taxable years of SC-U.S. Realty prior to the taxable year of declaration of any distribution, any such distributions we make with respect to the Securities will not be subject to United States withholding tax.

U.S. Federal Information Requirements

     The acquisition of 10 percent or more of the (1) total combined voting power of all classes of our Securities entitled to vote or (2) total value of our outstanding Securities of the Company by a United States Holder may trigger certain reporting requirements which may necessitate the filing of Form 5471 with the annual tax return of the holder.

U.S. Federal Income Taxation of SC-U.S. Realty

     We and our subsidiaries have conducted, and will continue to conduct, our affairs with the intent that income realised will not be effectively connected with the conduct of a United States trade or business or otherwise subject to regular United States Federal income taxation on gross income less allowable deductions. If any such corporation were considered engaged in a United States trade or business all or part of the income from the U.S. investments could be considered effectively connected income which would be subject to regular United States federal income taxation and could also be subject to branch profits tax at a rate of 30% on any "dividend equivalent amount".

     Foreign corporations are generally subject to U.S. income tax on all income that is effectively connected with the conduct of a U.S. trade or business. Stock and securities transactions of the type engaged in by our subsidiaries do not constitute a U.S. trade or business for this purpose if such transactions constitute "investment" as opposed to "trading" in such stocks and securities. The distinction between investing and trading for this purpose is a question of fact. Under case law, the more frequent the purchases and sales of stocks and securities and the shorter the period of time between the purchase and sale of each stock and security, the more likely the activity constitutes a trading activity rather than a mere investment activity. It is uncertain whether the transactions of our subsidiaries in stocks and securities constitute "trading" in stocks and securities. However, even if such activities did constitute "trading" in stocks and securities, a safe harbor provision in Section 864(b)(2)(A) of the Code provides that a foreign corporation will not be considered to be engaged in a trade or business within the United States solely because such foreign corporation trades in the United States in stocks and/or securities for the corporation's own account, whether by the corporation or its employees or through a resident broker, commission agent, custodian or other agent, and whether or not any such employee or agent has discretionary authority to make decisions in effecting the transactions, provided that the corporation is not a dealer in stocks or securities. The stock and securities transactions of our subsidiaries should qualify for the safe harbor.

     Holdings and its subsidiaries have acquired and will acquire certain contractual rights with respect to its strategic investees in order to obtain board and committee representation to give effect to the operating strategy of such investee companies. Examples of the type of rights which have been and will be acquired are the right to consult on or approve annual budgets and strategy plans, the right to nominate directors for approval pursuant to the usual procedures for election of directors in the investee company, the right to receive financial information, the right to approve major capital investments or other material matters and the right to meet with principal officers of the investee companies on policy matters. In order to comply with the ERISA requirements and ensure that we qualify as a "venture capital operating company", we are and will be a party to the contract between Holdings and the investee company pursuant to which we have and will acquire and exercise such rights directly with the investee companies. Under the applicable case law and IRS regulations, activities of this type should constitute monitoring, supervisory and stewardship activities with respect to the investments of our subsidiaries which would not cause us or our subsidiaries to be engaged in a United States trade or business.

     We believe that the current method of operation of SC-U.S. Realty and its subsidiaries' intended method of operation does not and will not result in any corporation being considered engaged in a United States trade or business.

     As described in detail elsewhere in this document, we own or will primarily own through our wholly owned direct and indirect subsidiaries, shares in United States real estate companies, most of which are or intend to become REITs as defined in the Code. Assuming our subsidiaries are not considered engaged in a United States trade or business, they will generally be subject to United States withholding taxes on dividends from the REITs in which they invest and propose to invest.

     A REIT's distributions may be comprised of returns of capital, capital gains dividends arising from the sale or exchange of United States real property interests by a REIT, and dividends of operating income. Distributions in excess of current and/or accumulated earnings and profits will be treated as a non-taxable return of capital to our subsidiaries to the extent of their respective tax basis in the shares of the REIT and any remaining distributions would be treated as amounts received in exchange for the shares of the subsidiary in the REIT. Distributions from a REIT to the extent attributable to gain from sales or exchanges by the REIT of United States real property interests, for example, capital gains dividends by a REIT, are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). As a result, our subsidiaries will generally be subject to a 35% United States federal income tax with respect to any such distribution received from a REIT and may also be subject to a 30% United States branch profits tax with respect to such distribution. Our strategic investees have agreed to use reasonable efforts to structure their transactions to minimise capital gain dividends and such dividends are not expected to be material.

     With respect to dividends of operating income paid by a REIT, which are generally subject to a 30% United States withholding tax unless a lower treaty rate is applicable, our subsidiaries will be entitled to claim the lower 15% withholding tax rate under Article IX of the current United States-Luxembourg tax treaty provided that, in addition to meeting any other conditions of the treaty, our subsidiaries are treated for U.S. federal income tax purposes as the beneficial owners of such dividends. We believe that SC-U.S. Realty's subsidiaries are the beneficial owners of the strategic investment positions and otherwise meet the conditions for a 15% rate of dividend withholding tax under
Article IX of the current United States-Luxembourg tax treaty.

     Under certain "conduit" income tax regulations promulgated by the U.S. Treasury Department, if any of our subsidiaries are an "intermediate" corporation which is a "conduit" in a "financing arrangement" which had as a principal purpose tax avoidance and which results in a reduction of withholding tax on its income compared to the tax which would have been imposed if such income were attributed to us, the Service could assert that such income should be attributed to us for U.S. Federal income tax purposes and be subject to the higher tax. A financing arrangement consists of two "financing transactions". Under the regulations, a financing transaction includes a loan (i.e., debt) and may include stock if such stock is subject to certain redemption rights.

     Our subsidiaries have been capitalised with a combination of equity and debt from us. Such debt could constitute a financing transaction, but should not be considered part of a financing arrangement unless the underlying proceeds are used by our subsidiaries in a second financing transaction. Investments by our subsidiaries in U.S.

stocks which do not have certain redemption rights should not constitute financing transactions. We and our subsidiaries intend that the investments of the subsidiaries primarily are and will be U.S. stocks, and that such stocks will not include those certain redemption rights which could cause the investments to be considered part of a "financing arrangement". In the case of U.S. debt instruments in which our subsidiaries may invest, the conduit regulations are not an issue if the interest on such debt is portfolio interest. Portfolio interest is exempt from U.S. withholding tax, although it does not include interest on debt obligations of U.S. companies in which our subsidiaries own directly or by attribution more than 10% of the voting stock. In any event, our subsidiaries do not intend to invest in any debt instruments where, for whatever reason, U.S. withholding tax could be imposed.

     The United States-Luxembourg tax treaty has been under renegotiation and on 3 April 1996 both countries signed a proposed new treaty and a memorandum of understanding. The proposed new treaty will not become effective until the necessary procedures to effect ratification in both jurisdictions are completed and instruments of ratification are exchanged. In this regard, it should be noted that an exchange of instruments with respect to the tax treaty is conditional on an exchange of instruments between the United States and Luxembourg in connection with a "Mutual Legal Assistance in Criminal Matters" treaty. On 21 October 1998 the U.S. Senate approved the "Mutual Legal Assistance in Criminal Matters" treaty, sometimes referred to herein as the "MLAT".

     The ratification process in connection with the proposed tax treaty has been completed in the United States. The treaty was ratified by the U.S. Senate on 31 October 1997 subject to a reservation regarding the taxation of dividends paid by a REIT (the "Senate Reservation"), upon which Senate approval was conditional. Luxembourg recently approved the treaty but has not yet approved the MLAT. We believe that our subsidiaries should, under the revised terms of the proposed new treaty and the Senate Reservation, if implemented, qualify for a 15% rate of withholding tax on dividends of operating income from most (if not all) of the REIT investments currently held by our subsidiaries. Furthermore, under the revised terms of the proposed new treaty, we believe that Holdings, or other subsidiaries of SC-U.S. Realty, should also be able to qualify for the 15% rate for future REIT investments. We base our beliefs upon advice of Mayer, Brown & Platt regarding the requirements for qualifying for the 15% rate, and the manner in which our management intends to operate SC-U.S. Realty, but there can be no assurance that these favourable rates will be achieved as to any or all such investments. Moreover, the proposed treaty and the Senate Reservation will only be effective upon approval by Luxembourg of the MLAT and the exchange of instruments of ratification.

     The proposed treaty generally provides for a reduction in the 30% U.S. withholding tax rate to 15% on dividends paid by U.S. companies, but states that, in general, no reduction applies in the case of dividends paid by a REIT. However, the Senate Reservation provides that REIT dividends paid to a resident of Luxembourg would be eligible for the 15% rate of withholding tax in three cases. First, the 15% withholding tax rate would apply to REIT dividends if the Luxembourg resident beneficially holds an interest of 5 percent or less in each class of the REIT's stock and such dividends are paid with respect to a class of the REIT's stock that is publicly traded. Second, the 15% withholding tax rate would apply to REIT dividends if the Luxembourg resident beneficially holds an interest of 10 percent or less in the REIT and the REIT is diversified, regardless of whether the REIT's stock is publicly traded. Third, the 15% withholding tax would apply to dividends paid with respect to an interest in a REIT if the beneficial owner of the dividends owned such interest as of 30 June 1997, the REIT is diversified, and, for dividends paid after 31 December 1999, the REIT is publicly traded on 31 December 1999 and thereafter. The special rule for dividends on existing REIT investments will apply to an existing investment in a REIT as of 30 June 1997, and to reinvestment in the REIT of both ordinary and capital gain dividends paid with respect to that investment, and if a REIT in which there is a qualifying investment as of 30 June 1997 goes out of existence in a nonrecognition transaction, the special rule will continue to apply to the investment in the successor REIT, if any.

     For purposes of these rules, the U.S. Senate Foreign Relations Committee Report on the proposed treaty (the "Committee Report") states that a REIT will be considered diversified if the value of no single interest in real property held by the REIT exceeds 10 percent of the value of the REIT's total interests in real property. An interest in real property will not include a mortgage, unless the mortgage has substantial equity components, and also will not include foreclosure property. The diversification rule will be applied by looking through a partnership interest held by a REIT to the underlying interests in real property held by the partnership. Finally, the reduced withholding tax rate will apply to a REIT dividend if the REIT's trustees or directors make a good faith determination that the diversification requirement is satisfied as of the date the dividend is declared.

     Holdings, or any of our other subsidiaries claiming the reduced treaty rate, will be eligible for benefits under the proposed treaty including the reduced withholding rate on dividends of operating income from current or future REIT investments only if it is treated as the beneficial owner of the dividends and meets the tests for treaty eligibility prescribed in Article 24 concerning "limitation on benefits". Article 24 is intended to limit indirect use of the treaty by persons who are not entitled to its benefits. Article 24 of the proposed treaty generally provides that a treaty country resident is entitled to all treaty benefits in the other country only if it is a "qualified resident" as defined in the proposed treaty.

     Generally, a company that is a resident of either country is a "qualified resident" if it falls within one of the following categories:

     .   a company that satisfies an ownership test and a base erosion test;

     .   a company that satisfies a public company test;

     . a company that is controlled by certain public companies and also satisfies a base erosion test; or

     . a not-for-profit, tax-exempt organisation that satisfies an ownership test.

     To meet the ownership test, it is necessary that at least 50 percent of the principal class of shares in the entity is ultimately owned by persons that qualify as treaty residents or U.S. citizens.

     To meet the base erosion test, not more than 50 percent of the gross income of the company for the year may be paid or accrued by the company as deductible amounts, under the laws of the company's residence country, to persons other than qualified residents or U.S. citizens. For purposes of the base erosion test, arm's length payments in the ordinary course of business for services or purchase or rentals of tangible property including immovable property are not taken into account in determining the amount of deductible payments made by the company. This test is intended to prevent a corporation, for example, from distributing most of its income in the form of deductible payments such as interest, royalties, service fees, or other amounts to persons not entitled to benefits under the proposed treaty.

     The diplomatic notes included at the time the proposed treaty was signed (the "Diplomatic Notes") provide that a taxpayer claiming benefits under the ownership and base erosion tests of the proposed treaty may be denied treaty benefits unless such a taxpayer demonstrates that the required percentage of its shares, including bearer shares, is beneficially owned by qualified residents.

     The tests prescribed by Article 24, particularly in terms of stock ownership requirements, base erosion and publicly traded criteria, are inherently factual in nature. Such tests will need to be applied to Holdings, or other of our subsidiaries, only at a future point in time and will be dependent on the particular facts at such time. However, management will use its best efforts to ensure Holdings, or other of our subsidiaries, meets the conditions for claiming the reduced treaty withholding rate at the relevant time. We currently believe that such conditions will be met.

     It should be noted that although the proposed treaty recently was approved by the government of Luxembourg, the current provisions in the proposed treaty still could be modified or amended and it is possible such treaty will never become effective due to a failure to exchange instruments or because instruments are not exchanged with respect to the "Mutual Legal Assistance in Criminal Matters" treaty referred to above.

     However, assuming the proposed treaty and the Senate Reservation approved by Luxembourg remain unchanged and that instruments are exchanged during 2000, and assuming our subsidiaries elect, in accordance with Article 30(3) of the proposed treaty, to continue to receive benefits under the current treaty for an additional year, the new treaty will only be effective as to our subsidiaries for U.S. source income, including dividends of operating income from REITs, received on or after 1 January 2002.

     Generally, gains on the sale of shares of a REIT by a subsidiary of ours will not be subject to tax provided the REIT is "domestically-controlled" or the subsidiary owns 5% or less of a class of stock of the REIT which is publicly traded, otherwise a 35% tax is expected to be due. Although certain REITs in which our subsidiaries hold investments are not currently domestically controlled, it is such subsidiaries' intention to own investments only in REITs which are properly considered domestically-controlled REITs or will be so considered prior to any disposition of shares by such subsidiary. A REIT generally qualifies as "domestically-controlled" so long as less than 50% in value of its shares is held by foreign persons, for example, non-resident aliens and foreign corporations, partnerships, trusts and estates, at all times for a five-year period prior to the date of disposition. While no assurances can be given that any REIT in which a subsidiary of ours holds an interest in fact is, or will continue to be throughout such five-year period, "domestically-controlled," certain ownership restrictions in the articles of incorporation of certain strategic positions are designed to help ensure such REITs will be considered so domestically-controlled. Gains on investments made by a subsidiary in other investment positions in REITs would generally not be subject to tax, since such REITs are generally publicly traded and such subsidiary owns, or will own, a 5% or less interest.

     To the extent that one of our subsidiaries invests in United States real estate operating companies which do not qualify as REITs, dividends of current and/or accumulated earnings and profits will generally be subject to a 15% withholding tax under the current United States-Luxembourg treaty. Under the proposed treaty all such dividends will be subject to a 30% withholding tax, unless the subsidiary were to meet the tests for treaty eligibility prescribed in Article 24 concerning "limitation on benefits", in which case all such dividends would be subject to a 5% withholding tax if such subsidiary owned directly at least 10% of the voting stock of the company paying the dividend, or 15% in other cases. Distributions in excess of current and/or accumulated earnings and profits will be treated as a non-taxable return of capital to the subsidiary to the extent of its tax basis in the shares of such companies. It is anticipated that these real estate companies, with the possible exception of Security Capital Group, would generally constitute United States Real Property Holding Companies ("USRPHCs") under FIRPTA. Accordingly, a subsidiary will be subject to United States federal income tax of 35% to the extent there is gain on the sale or exchange of the shares in such USRPHCs. However, to the extent possible, we expect that all such USRPHCs will ultimately elect REIT status.

     Other than the investments in United States REITs and real estate operating companies, which are described above, neither we nor any of our subsidiaries intend to make any other investments in United States securities or other United States investments which would be subject to United States withholding or other federal income taxes.

Luxembourg Taxation of SC-U.S. Realty and its Subsidiaries

  Taxation of SC-U.S. Realty

     We are not liable to any Luxembourg tax on profits or income, nor are distributions or interest payments we pay liable to any Luxembourg withholding tax. We are, however, liable in Luxembourg to a tax of 0.06% per annum of its net asset value, such tax being payable quarterly on the basis of the value of our aggregate net assets at the end of the relevant calendar quarter. No stamp duty or other tax is payable in Luxembourg on the issue of the Securities. No Luxembourg tax is payable on the realised capital appreciation of our assets.

     We were liable to an initial capital tax of LUF 50,000, which was paid upon incorporation.

  Taxation of Holdings

     As described above, we own and expect to own interests in REITs through Holdings, an ordinary corporate taxpayer under Luxembourg law. Corporations which are resident Luxembourg taxpayers are taxed on their worldwide net income, determined on the basis of gross income less costs incurred. Certain items of income and capital gains are excluded from the calculation of income received, including income and capital gains from REIT investments which meet certain holding period, generally one calendar year, and size requirements. This exclusion, together with the treatment of interest paid to us as a deductible expense, has been verified by a ruling from the Luxembourg Tax Inspector. We intend that substantially all of Holdings' investments will qualify for the exclusion from taxation of dividends. Any income not so excluded, net of operating expenses and interest expense of Holdings, would be subject to tax at an aggregate current rate of 37.45%.

     Income Holdings pays to us will be subject to various levels of tax withholding depending upon its character. The Luxembourg Tax Inspector has confirmed that interest payments from Holdings to SC-U.S. Realty will be subject to tax at a rate of 3.75%. Any dividends paid will be subject to tax at a rate of 25%. Based on our operating strategy, payments from Holdings to the Company for operating needs are expected to be minimal and consist of interest payments. As a result, based on our intended operating methods and capital structure, our consolidated taxation in Luxembourg will approximate a maximum of 3.75% of dividends and capital gains realised from our REIT investments. No assurance can be given that actual operating requirements will not result in a higher level of taxation.

United Kingdom Taxation of SC-U.S. Realty and its Subsidiaries

     It is the intention of our directors and Holdings to conduct the affairs of both companies such that they are managed and controlled from Luxembourg. That being the case and in light of the proposed investment strategy which at present does not envisage any investment or operations in the United Kingdom, neither we nor Holdings will be subject to tax on their net income or capital gains.

General

     Dividends and interest we or one of our subsidiaries receive on investments may be subject to non-recoverable withholding or other taxes in the countries of origin.

Taxation of Non-United States Holders

     Luxembourg

     Under current legislation, investors who are not resident in Luxembourg are not subject to any capital gains, income or withholding tax in Luxembourg on the shares except for:

     (1) non-residents having permanent establishment in Luxembourg to the extent the shares are effectively connected to the permanent establishment; or

     (2) non-residents of Luxembourg who hold more than 25% of the Shares and who dispose of all or part of their holdings within six months of the date of acquisition; or

     (3) in some limited cases, certain former residents of Luxembourg who held more than 25% of the Shares. For purposes of (2) and (3) above, ownership of Convertible Notes is disregarded when calculating the 25% ownership tests.

     United Kingdom

     Tax Treatment of U.K. Holders of Shares

     The following discussion is given on the basis that the offshore funds legislation does not apply. Investors may wish to consider whether the UK offshore funds legislation, which applies according to each investor's circumstances, applies to them.

     Tax Treatment of Companies

     Dividends (if any) paid by us to a United Kingdom resident corporation will be included in taxable profits and charged with a corporation tax of 30%.

     Any capital gains arising on sales of shares in excess of the indexation allowance and any available capital losses will also be included in the calculation of taxable profits.

     Under United Kingdom tax law, special rules apply to the United Kingdom resident life insurance companies which hold as part of a long-term business fund a "relevant interest in offshore funds". Any such company wishing to invest in us should consult its professional advisers as to the likely tax treatment.

     Tax Treatment of Pension Funds

     Pension funds in the United Kingdom are exempt from capital gains tax and income tax on receipts derived from investments provided that such income is not deemed to amount to a trading receipt or to arise from any other activity outside their ordinary course of business.

     There should be no United Kingdom tax on dividends paid by us or on gains realised on sales of shares.

ITEM 8. SELECTED FINANCIAL DATA

     The following consolidated financial data, insofar as it relates to each of the years ended 31 December 1999, 1998, 1997, 1996 and for the period from 7 July 1995, our date of incorporation, through 31 December 1995, set forth below have been derived from our consolidated financial statements audited by Price Waterhouse SARL, independent accountants, including the audited Consolidated Financial Statements and notes included at the end of this prospectus.

     The Consolidated Financial Statements are presented in accordance with United States generally accepted accounting principles or GAAP. The financial data reflect past operating results and are not necessarily indicative of future results.



                          SECURITY CAPITAL U.S. REALTY
                        (in thousands $, except ratios)

                                                                                                              7 July
                                                                Year ended 31 December                        (date
                                                                ----------------------                     incorporated)
                                                                                                             through
                                                                                                           31 December
                                                    1999           1998         1997         1996              1995
                                                 -----------      -----         ----         ----             ------
Statement of Operations Data:
 Total Revenues(1)..........................    $  161,043        $  156,825   $  102,917   $   34,836      $   588

 Total Expenses.............................       (90,051)          (78,926)     (42,608)     (21,897)        (512)

 Net Realised Gains on Public Special
  Opportunity Positions.....................       (65,587)           32,878       41,073        3,480           --

 Net (Decrease)/Increase in Appreciation on
 Strategic Investment Positions and Other
 Investment Positions(2)....................      (152,693)         (642,372)     264,974      252,294          126
                                                ----------        ----------   ----------   ----------      -------
(Decrease)/Increase in Net Assets
 Resulting from Operations..................    $ (147,288)       $ (531,595)  $  366,356   $  268,713      $   202
                                                ==========        ==========   ==========   ==========      =======

Statement of Net Assets Data:
 Total Assets(2)............................    $2,530,886        $2,873,628   $2,901,820   $1,494,257      $63,400
 Total Liabilities..........................      (636,008)         (647,243)    (143,400)    (175,158)        (252)
                                                ----------        ----------   ----------   ----------      -------
 Total Net Assets (Shareholders' Equity)....    $1,894,878        $2,226,385   $2,758,420   $1,319,099      $63,148
                                                ==========        ==========   ==========   ==========      =======
 Net Asset Value per Share                           24.70             25.72        31.87        27.34        20.06

Other Data:

 Net operating income per share                       0.86              0.90         0.92         0.24         0.01

 Net change in movement in unrealised
 appreciation and realised gain on strategic
 investment and other investment positions
 in the year................................         (2.65)            (7.05)        4.64         7.04         0.02
 Ratio of Earnings to Fixed Charges(3)......           3.9x              4.5x         6.0x         3.6x         1.5x

 _______________________
(1) Revenues include dividends from strategic investment and other investment positions (net of withholding tax) and interest and other income. Due to the timing of investment dates and dividend record dates, dividends received on investments for a period of less than one year are not necessarily indicative of dividends to be received for an entire year.
(2) Investments are reflected at value, as described in Note 2A to the Consolidated Financial Statements included at the end of this prospectus.
(3) For this purpose, earnings consist of net earnings (loss) from operations plus the amortisation of convertible notes deferred costs, the line of credit arrangement and legal fees, the commitment fee, interest on the line of credit, interest on the convertible notes, accreted interest on the convertible notes and interest expense. Fixed charges consist of the commitment fee, interest on the line of credit, interest on the convertible notes, accreted interest on the convertible notes and interest expense.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this section in conjunction with the information contained in "Selected Financial Data" and the Consolidated Financial Statements. Historical results and percentage relationships set forth below and in "Selected Financial Data" and the Consolidated Financial Statements are not necessarily indicative of our future operations.

Introduction

     We are a research-driven real estate management company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. Our primary capital deployment objective is to take a proactive ownership role in businesses that we believe can potentially generate above-average rates of return.

     We were incorporated in July 1995 and completed a $509.5 million initial private offering in October 1995. We have since funded the following strategic investment positions:

                                                                  Total Cost        Total Value
                                                Initial            as of 31           as of 31
                            Initial           Commitment         December 1999      December 1999
          Company         Funding Date     (in millions)(1)      (in millions)      (in millions)
          -------        -------------     ----------------     --------------    -----------------
CarrAmerica............   April 1996            $250                  $  700              $  604(2)
City Center Retail.....   April 1997            $150                  $  304              $  304(3)
CWS Communities........  December 1997          $300                  $  236              $  236(3)
Regency................    July 1996            $332(4)               $  760              $  685(2)
Storage USA............   March 1996            $220                  $  394              $  356(2)
Urban Growth Property..   April 1997            $150                  $  189              $  189(3)
                                                                      ------              ------
Total..................                                               $2,583              $2,374
                                                                      ======              ======

__________________

(1) Please read "--Capital Deployment Activities" below for additional information regarding commitments.
(2) Based on the closing price on the New York Stock Exchange or NYSE of common shares held on such date.
(3) Private REIT or real estate operating company. Please read Note 2A to the Consolidated Financial Statements for the methodology utilised to assess the value of investments in private entities.

(4) Includes the initial commitment of $200 million to Pacific Retail Trust which merged with Regency on 28 February 1999. Please read Note 3A to the Consolidated Financial Statements for more information.

     In addition to our six strategic investment positions, we have invested $42.0 million in private investment positions, all of which are U.S. real estate companies. As of 31 December 1999, the value of our private investment positions represented approximately 1.7% of our total assets.

     Changes in the price of real estate company equity securities have impacted and will impact our results of operations. As described in greater detail in
Note 2A to the Consolidated Financial Statements, we account for our investments at market value or estimated fair value in accordance with GAAP, depending on whether the investment is publicly traded, and reflect changes in such values in our Consolidated Statements of Operations pursuant to fair value accounting principles. During the last half of 1998 and the first quarter of 1999, prices of real estate company equity securities generally declined, which adversely affected our results of operations. However, this decline reversed itself during the second quarter of 1999 and our results of operations were positively impacted. We are not able to predict whether this positive trend will continue, and therefore, whether or not it will have any effect, positive or negative, on our results of operations.

     We had also invested $165.0 million in the common shares and subordinated debentures of Security Capital Group, which in aggregate accounted for approximately 3.8% of our total assets as of 31 December 1999. In the first quarter of 2000, we disposed of our entire investment in securities of Security Capital Group for approximately $96.9 million.

     As of 31 December 1999, we had committed an aggregate of $2.9 billion to both our strategic investment and other investment positions, of which $2.8 billion had been funded, as compared to an aggregate commitment of $3.2 billion as of 31 December 1998, of which $3.0 billion had been funded. The decrease in the aggregate commitment is the result of the sale of the public special opportunity investment portfolio.

     On 5 May 1999, we announced that our Board of Directors had authorised a share repurchase programme of up to $100 million of our shares and on 29 June 1999 we announced that our board of directors authorised an increase in the share repurchase programme to $200 million. As of 31 December 1999, we had repurchased 9,861,435 shares at an aggregate cost of approximately $184.2 million, representing approximately 11.4% of our shares outstanding at the commencement of the program. In April 2000, our board of directors increased the programme by an additional $50 million.

     On 17 May 1999, our shareholders approved a one-for-two reverse stock split. The effective date of the reverse stock split was 18 June 1999, when every two of our shares were automatically converted into one share.

     On 24 June 1999, we began trading our ADRs on the NYSE under the ticker symbol "RTY". Our shares continue to be listed and traded on the AEX Stock Exchange in Amsterdam (ISIN Code: LU0060100673).

Operating Results

     Years ended 31 December 1999 and 1998

     Net operating income decreased by $6.9 million, or 8.9%, to $71.0 million for the year ended 31 December 1999 as compared to $77.9 million for the year ended 31 December 1998. The decrease is mainly attributable to an increase in interest expense on the Convertible Notes issued in May 1998. We also experienced a higher interest expense due to increased levels of borrowings on our $400 million unsecured line of credit. On 30 December 1999, our line of credit was replaced by the new Holdings line, which is guaranteed by the Company. We will sometimes refer to our old line of credit and the new Holdings line of credit as the Lines of Credit. Interest on the Convertible Notes increased $11.8 million, or 79.1%, to $26.6 million for the year ended 31 December 1999 as compared to $14.8 million for the year ended 31 December 1998. This is due to the Convertible Notes being outstanding for the full year. Interest on the Lines of Credit increased $1.6 million, or 8.7%, to $20.0 million for the year ended 31 December 1999 as compared to $18.4 million for the year ended 31 December 1998.

     Net Operating Income

     Net operating income represents the difference between our total revenues and total expenses.

     The following table sets forth information regarding our net operating income during the years ended 31 December 1999 and 1998:


                                              Year ended 31 December
                                     ----------------------------------------
                                             1999                 1998
                                     ----------------------------------------
                                      Amount       %        Amount       %
                                     --------    ------    --------    ------
                                             (in thousands $, except %)
Total Revenues...................    $161,043    100.0%    $156,825    100.0%
Total Expenses...................      90,051     55.9       78,926     50.3
                                     --------    -----     --------    -----
Net Operating Income.............    $ 70,992     44.1%    $ 77,899     49.7%
                                     ========    =====     ========    =====

     The net operating income margin decreased to 44.1% during 1999 from 49.7% in 1998. This is primarily due to higher interest expense on (i) the Convertible Notes and (ii) the Lines of Credit.

     Total Revenues. The following table sets forth information regarding our total revenues during the years ended 31 December 1999 and 1998:

                                                                                  Year ended 31 December
                                                                      ---------------------------------------------
                                                                               1999                     1998
                                                                      ---------------------------------------------
                                                                       Amount         %         Amount         %
                                                                      ---------     ------     ---------     ------
                                                                               (in thousands $, except %)
Gross dividends from strategic investment
   positions
      CarrAmerica................................................     $ 52,916       32.9%     $ 51,999       33.2%
      City Center Retail.........................................        6,990        4.3            --         --
      CWS Communities............................................        9,057        5.6         4,783        3.0
      Regency(1).................................................       57,852       35.9        56,422       36.0
      Storage USA................................................       31,532       19.6        29,934       19.1
      Urban Growth Property......................................       10,160        6.3         4,338        2.8
                                                                      --------      -----      --------      -----
         Subtotal................................................     $168,507      104.6%     $147,476       94.1%
Gross dividends from other investment positions..................        8,925        5.6        20,908       13.3
                                                                      --------      -----      --------      -----
   Total Gross Dividends.........................................     $177,432      110.2%     $168,384      107.4%
Interest income from affiliate...................................        3,575        2.2         3,575        2.3
Interest income from non-affiliate and other.....................        4,188        2.6         1,132        0.7
  income.........................................................     --------      -----      --------      -----
   Total Gross Revenues..........................................     $185,195      115.0%     $173,091      110.4%
Withholding tax on dividends received............................      (24,152)     (15.0)      (16,266)     (10.4)
                                                                      --------      -----      --------      -----
Total Revenues...................................................     $161,043      100.0%     $156,825      100.0%
                                                                      ========      =====      ========      =====

____________________________________

(1) The merger between Pacific Retail and Regency was completed on 28 February 1999. In order to align the dividend record date of the former Pacific Retail shareholders with the dividend record date of Regency, Pacific Retail paid a pro-rated dividend to its shareholders in the first quarter of 1999. As a result, Pacific Retail shareholders only received 42 days worth of dividends in the first quarter of 1999. See Note 3A to the Consolidated Financial Statements for more information.

     As the table indicates, most of our total revenues during 1999 and 1998 were derived from dividends from our strategic investment positions.

     "Interest income from affiliate" represents interest earned on our $55 million aggregate principal investment in Security Capital Group's 6.5% convertible subordinated debentures due 2016. We purchased the debentures in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and which were convertible into shares of Class A common stock of Security Capital Group at our option. Please read Note 3B to the Consolidated Financial Statements for more information.

     "Interest income from non-affiliate and other income" consists of interest earned on cash balances and convertible debt of other investment positions. The increase in this item between the year ended 31 December 1999 and the corresponding year in 1998 is attributable to higher interest earned on the increased level of convertible debt we held during 1999.

     Total Expenses. For the year ended 31 December 1999, total expenses amounted to $90.1 million, of which $32.5 million, or 36.1%, represented fees paid to the Operating Advisor and $47.8 million, or 53.1%, represented

     .    interest on the Convertible Notes,
     .    interest on the Lines of Credit, and
     .    related expenses.

During the year, general and administrative expenses were approximately $3.6 million, or 4.0% of total expenses, taxes were $4.6 million, or 5.1% of total expenses, and amortisation of Convertible Notes deferred costs was $1.6 million, or 1.7% of total expenses.

     For the year ended 31 December 1998, total expenses amounted to $78.9 million, of which $35.2 million, or 44.6%, represented fees paid to the Operating Advisor and $35.9 million, or 45.5%, represented

     . interest on the old $700 million secured line of credit of Holdings, which was replaced by our line of credit in December 1998,
     .    interest on our line of credit,
     .    interest on the Convertible Notes, and
     .    related expenses.

During the year, general and administrative expenses were approximately $4.4 million, or 5.6 % of total expenses, taxes were $2.4 million, or 3.0% of total expenses, and amortisation of Convertible Notes deferred costs was $1.0 million, or 1.3% of total expenses. Interest expense increased as a result of a full year of interest payments on the Convertible Notes.

     Net Realised Gains or Losses on Public Special Opportunity Positions

     Historically, our public special opportunity positions were investments in publicly traded REITs, which were generally held for an intermediate term of 12 to 18 months, although the sale of such positions could occur sooner or later, depending on market or business conditions and on whether the return objectives had been realised. Our objective was to hold these public special opportunity positions to realise attractive total returns through dividends and share price appreciation and to provide us with an efficient method of maintaining a portion of our assets in relatively liquid investments (which assets could be redeployed on relatively short notice).

     During the year ended 31 December 1999, we sold all of the publicly traded special opportunity investments, except for the investment in Security Capital Group. During the year, our net realised losses on public special opportunity positions were $65.6 million and during the year ended 31 December 1998, our net realised gains on public special opportunity positions were $32.9 million.

     Decrease/Increase in Appreciation of Strategic Investment and Other Investment Positions

     During the years ended 31 December 1999 and 1998, the principal factor behind the movement in net assets resulting from operations was the change in the unrealised appreciation of our strategic investment and other investment positions.

     During the year ended 31 December 1999, the largest part of the decrease of $152.7 million in the unrealised appreciation was attributable to the decrease in the appreciation of our investment in CarrAmerica ($82.3 million, or 53.9% of the total decrease), followed by Regency ($77.1 million, or 50.5%), and Storage USA ($24.4 million, or 16.0%). This decrease was partly offset by an increase in the appreciation of our investment in other investment positions ($31.1 million, or 20.4%).

     During the year ended 31 December 1998, the largest part of the decrease of $642.4 million in the unrealised appreciation was attributable to the decrease in the appreciation of our investment in CarrAmerica ($215.3 million, or 33.5% of the total decrease), followed by Regency ($171.3 million, or 26.8%), the other investment positions ($169.6 million, or 26.5%), and Storage USA ($87.9 million, or 13.7%). In both years, the decrease in the unrealised appreciation of the strategic investments is the result of the decrease in the stock prices of the investments principally due to the general decline in the REIT market.

     Although the reduction in stock prices of our strategic investment and other investment positions for the years ended 31 December 1999 and 1998 does not affect our net operating income, it does adversely impact its net assets resulting from operations on our Consolidated Statement of Operations. We cannot predict the future stock prices of our strategic investment and other investment positions. Additional reductions in such stock prices would continue to reduce net assets resulting from operations and, as a result, could have a materially adverse impact on our Consolidated Statement of Operations.

     Years ended 31 December 1998 and 1997

     Net operating income increased by $17.6 million, or 29.2%, to $77.9 million for the year ended 31 December 1998 as compared to $60.3 million for the year ended 31 December 1997. We attribute this increase mainly to an increase in dividends derived from a higher level of fundings to strategic investees. Gross dividends from strategic investment positions increased $48.6 million, or 49.1%, to $147.5 million for the year ended 31 December 1998 as compared to $98.9 million for the year ended 31 December 1997. Fundings to strategic investees increased by $564.6 million at cost, or 29.3%, to $2.5 billion as of 31 December 1998 as compared to $1.9 billion as of 31 December 1997.

     Net Operating Income

     Net operating income represents the difference between total revenues and total expenses.

     The following table sets forth information regarding our net operating income during the years ended 31 December 1998 and 1997:


                                            Year Ended 31 December
                                 -------------------------------------------
                                          1998                   1997
                                 -------------------------------------------
                                  Amount        %         Amount        %
                                 --------     ------     --------     ------
                                         (in thousands $, except %)
Total Revenues................   $156,825     100.0%     $102,917     100.0%
Total Expenses................     78,926      50.3%       42,608      41.4%
                                 --------     -----      --------     -----
Net Operating Income..........   $ 77,899      49.7%     $ 60,309      58.6%
                                 ========     =====      ========     =====

     The net operating income margin decreased to 49.7% in 1998 from 58.6% in 1997. This is due to a higher interest expense resulting from increased levels of borrowing on old Holdings line of credit that we guaranteed and our line of credit which Holdings guaranteed, which replaced the old line of credit in December 1998, as well as interest expense on the Convertible Notes issued in May 1998. These increases were partially offset by lower interest rates on the old Holdings line of credit and our line of credit.

     Total Revenues. The following table sets forth information regarding our total revenues during the years ended 31 December 1998 and 1997:

                                                                                   Year ended 31 December
                                                                      ---------------------------------------------
                                                                               1998                     1997
                                                                      ---------------------------------------------
                                                                       Amount         %         Amount         %
                                                                      ---------     ------     ---------     ------
                                                                                (in thousands $, except %)
Gross dividends from strategic investment positions
     CarrAmerica.................................................     $ 51,999       33.2%     $ 41,412       40.2%
     CWS Communities.............................................        4,783        3.0            --         --
     Regency (1).................................................       56,422       36.0        33,017       32.1
     Storage USA.................................................       29,934       19.1        24,497       23.8
     Urban Growth Property.......................................        4,338        2.8            --         --
                                                                      --------      -----      --------      -----
          Subtotal...............................................     $147,476       94.1%     $ 98,926       96.1%
Gross dividends from other investment positions..................       20,908       13.3        17,594       17.1
                                                                      --------      -----      --------      -----
          Total Gross Dividends..................................     $168,384      107.4%     $116,520      113.2%
Interest income from affiliate...................................        3,575        2.3         2,896        2.8
Interest income from non-affiliate and other income..............        1,132        0.7           805        0.8
                                                                      --------      -----      --------      -----
          Total Gross Revenues...................................     $173,091      110.4%     $120,221      116.8%
Withholding tax on dividends received............................      (16,266)     (10.4)      (17,304)     (16.8)
                                                                      --------      -----      --------      -----
          Total Revenues.........................................     $156,825      100.0%     $102,917      100.0%
                                                                      ========      =====      ========      =====

__________________
(1) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements.

     As the table indicates, most of our total revenues during 1998 and 1997 were derived from dividends from our strategic investment positions. The increase is mainly attributable to an increase in dividends derived from a higher level of average fundings to strategic investees as well as increased REIT dividend requirements from improved operating results at the strategic investees.

     "Interest income from affiliate" represents interest earned on our $55 million aggregate principal investment in 6.5% convertible subordinated debentures due 2016 issued by Security Capital Group. The debentures were purchased by us in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and were convertible into shares of Class A common stock of Security Capital Group, at the option of Holdings. Please read Note 3B to the Consolidated Financial Statements for more information.

     "Interest income from non-affiliate and other income" consists of interest earned on cash balances and convertible debt. The increase in this item between the year ended 31 December 1998 and the corresponding year in 1997 is attributable to interest on convertible debt held by us in 1998 and during the second half of 1997.

     Total Expenses. For the year ended 31 December 1998, total expenses amounted to $78.9 million, of which $35.2 million, or 44.6%, represented fees paid to the Operating Advisor and $35.9 million, or 45.5%, represented:

     .    interest on the Convertible Notes,
     .    interest on the old Holdings line of credit,
     .    interest on our line of credit, and
     .    related expenses.

During the year, general and administrative expenses were approximately $4.4 million, or 5.6% of total expenses, taxes were $2.4 million, or 3.0% of total expenses, and amortisation of the Convertible Notes deferred costs were $1.0 million, or 1.3% of total expenses.

     For the year ended 31 December 1997, total expenses amounted to $42.6 million, of which $24.6 million, or 57.8%, were accounted for by fees paid to the Operating Advisor and $13.6 million, or 31.9%, were accounted for by interest on the old Holdings line of credit and related expenses. During the year, general and administrative expenses were $2.5 million, or 5.9% of total expenses, and taxes were $1.9 million, or 4.4% of total expenses.

     The increase in fees paid to the Operating Advisor over the prior year is primarily a result of the increased level and value of fundings to strategic investees. Interest expense increased as a result of new borrowings under the Convertible Notes and an increased average balance on the old Holdings line of credit and our line of credit, the proceeds of which were utilised to fund a portion of the new investments. These increases in interest expense were partially offset by a decline in the average interest rates on the old Holdings line of credit and our line of credit.

     Net Realised Gains on Public Special Opportunity Positions

     Historically, our public special opportunity positions were investments in publicly traded REITs, which were generally held for an intermediate term of 12 to 18 months, although sales of such positions could occur sooner or later, depending on market or business conditions and on whether the return objectives had been realised. The objective was to hold these public special opportunity positions to realise attractive total returns through dividends and share price appreciation and to provide us with an efficient method of maintaining a portion of our assets in relatively liquid investments (which assets could be redeployed on short notice).

     During the years ended 31 December 1998 and 1997, net realised gains on special opportunity positions were $32.9 million and $41.1 million, respectively. In both cases, these gains were derived exclusively from the disposition of certain publicly traded special opportunity positions.

     Decrease/Increase in Appreciation on Strategic Investment and Other Investment Positions

     During the years ended 31 December 1998 and 1997, the principal factor behind the movement in net assets resulting from operations was the change in the unrealised appreciation of our strategic investment and other investment positions.

     During the year ended 31 December 1998, the largest part of the decrease of $642.4 million in the unrealised appreciation was attributable to the decrease in the appreciation of our investment in CarrAmerica ($215.3 million, or 33.5% of the total decrease), followed by Regency ($171.3 million, or 26.8%), the other investment positions ($169.6 million, or 26.5%) and Storage USA ($87.9 million, or 13.7%). This decrease in the unrealised appreciation of the strategic investment and special opportunity positions is the result of a decrease in the stock prices of the investments principally due to the general decline in the REIT market.

     During the year ended 31 December 1997, the main factor behind the increase of $265.0 million in the unrealised appreciation of our strategic investment and other investment positions was the increase in the appreciation in our investment in Regency ($143.4 million, or 54.1% of the total increase), followed by CarrAmerica ($75.8 million, or 28.6%), Storage USA ($24.0 million, or 9.1%) and the other investment positions ($23.6 million, or 9.1%).

     Although the reduction in stock prices of our strategic investment and other investment positions for the year ended 31 December 1998 does not affect our net operating income, it does adversely impact our net assets resulting from operations on our Consolidated Statement of Operations. We cannot predict the future stock prices of our strategic investment and other investment positions. Additional reductions in such stock prices would continue to reduce net assets resulting from operations and, as a result, could have a materially adverse impact on our Consolidated Statement of Operations.

Liquidity and Capital Resources

     Our total indebtedness as of 31 December 1999 was approximately $625.2 million and the value of our total assets was $2.5 billion. As of 31 December 1999, the closing share price on the AEX was $14.20 and the closing price of the ADRs on the NYSE was $14.06. We expect our principal sources of liquidity to be from the receipt of dividends from strategic investments and fundings from our lines of credit. We expect that these sources will enable us to meet both our short-term and long-term cash requirements for our funding commitments, working capital and debt repayment for the next twelve months.

     We have received investment-grade ratings from each of Moody's Investors Service (Baa3), Standard & Poor's Ratings Services (BBB-) and Duff & Phelps Credit Rating Co. (BBB-).

     As of 30 December 1999, we replaced our line of credit with a new $350 million line of credit at the Holdings level. The lenders under the new Holdings line of credit are Commerzbank Aktiengesellschaft and a consortium of European and international banks. As of 31 December 1999, $239.0 million was drawn and outstanding under the new Holdings line of credit. The earliest date on which the new Holdings line of credit will expire is 1 December 2001 but we have the right on 1 December 2000 to convert the then outstanding borrowings into a three-year term loan with quarterly amortisation payments to be made over a three-year period, which would effectively extend the final loan payment to 1 December 2003. Borrowings under the new Holdings line of credit bear interest at

     . the sum of (x) the greater of the federal funds rate plus 0.5% per annum or the United States prime rate and (y) a margin of 0% to 0.85% per annum, based on our current senior unsecured long-term debt rating, or

     . at our option, LIBOR plus a margin of 1.00% to 1.85% per annum, also based on our current senior unsecured long-term debt rating.

Additionally, there is a commitment fee of 0.15% to 0.20% per annum, based on the amount of the line which remains undrawn. All borrowings under the new Holdings line of credit are subject to covenants that we must maintain at all times, including:

     . unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities,

     . shareholders' equity must exceed the sum of $1.5 billion and 75% of the net proceeds of sales of equity securities thereafter,

     .    a ratio of total liabilities to net worth of not more than 1:1,

     .    a fixed-charge coverage ratio of not less than 1.5:1,

     .    an interest coverage ratio of not less than 2:1 and

     .    secured debt may not exceed 10% of consolidated market net worth.

As of 31 December 1999, we were in compliance with these covenants.

     Average daily borrowings under the Lines of Credit for the year ended 31 December 1999 were $297.9 million, at a weighted average interest rate of 6.60% per annum.

     Through offerings of our shares, we received gross equity proceeds aggregating $2.1 billion in the period between 1 January 1996 and 31 December 1997, of which $1.1 billion was received in 1997 and $1.0 billion in 1996. In addition, during May 1998, we issued $450 million, aggregate principal amount at maturity, of Convertible Notes. The Convertible Notes were issued at a discount to their aggregate principal amount at maturity. We used the net proceeds of approximately $352.7 million to repay borrowings under the old Holdings line of credit which were incurred principally for the purpose of funding commitments both to existing and new strategic investment positions. Under the terms of the Convertible Notes, we are not permitted to incur Senior Indebtedness (as defined in the indenture dated as of 22 May 1998, between us and State Street Bank and Trust Company, as trustee, as amended or supplemented (the "Indenture")) that is not subordinated to the same extent as the Convertible Notes or to incur Secured Indebtedness that is by its terms senior in right of payment to the Convertible Notes, except that we may guarantee, on a secured and/or senior unsubordinated basis, the obligations of any wholly owned subsidiary with respect to any Permitted Indebtedness (as defined in the Indenture). As of and for the period ended 31 December 1999, we were in compliance with these covenants. The Convertible Notes are convertible into our shares at the option of the holder at any time prior to maturity, unless previously redeemed, at a conversion rate equal to 26.39095 shares (giving effect to the reverse stock split) per $1,000 aggregate principal amount at maturity. The Convertible Notes may be redeemed, in whole or in part, at our option on or after 23 May 2001 at the accreted value thereof, together with accrued and unpaid interest. Upon a change in control of each holder of the Convertible Notes has the right, at the holder's option, to require us to repurchase their Convertible Notes, in whole or in part, at a purchase price equal to the accreted value thereof, together with accrued and unpaid interest through the repurchase date.

     On 5 May 1999, we announced that our Board of Directors had authorised a share repurchase programme of up to $100 million of the shares. On 29 June 1999, we announced that our Board of Directors authorised an increase in the share repurchase programme to $200 million. On 29 March 2000, we announced the completion of the second $100 million share repurchase programme. In completing the program, we have repurchased 10,917,268 shares for a total of approximately $200 million, representing 12.6% of the shares outstanding prior to implementing the initial programme on 5 May 1999. We also announced the authorisation of a new $50 million programme to purchase our shares or Convertible Notes from time to time in open market or privately negotiated transactions.

     During the year ended 31 December 1999, the sale of our public special opportunity investment realised net proceeds of $242.8 million. In addition, during the first quarter of 2000 we sold our entire investment in the securities of Security Capital Group for $96.9 million.

Capital Deployment Activities

     During the year ended 31 December 1999, we deployed an additional $90.7 million in strategic investment positions and disposed of $308.2 million of public special opportunity positions. As of 31 December 1999, we had outstanding contractual obligations of $109.9 million ($46.1 million to City Center Retail and $63.8 million to CWS Communities).

     Our existing and committed fundings at cost as of 31 December 1999 were as follows:

                                                Total     Total Cost
                                               Amount       (Amount
                                              Committed    Funded)(1)   Amount to be Funded(1)
                                             -----------  ------------  ----------------------
                                                        (in thousands $)
CarrAmerica (NYSE: CRE)...................    $  699,905   $  699,905       $         --
City Center Retail (Private)..............       350,232      304,132             46,100(2)(3)
CWS Communities (Private).................       300,329      236,488             63,841(3)
Regency (NYSE: REG)(4)....................       759,807      759,807                 --

Storage USA (NYSE: SUS)...................       394,362      394,362                 --
Urban Growth Property (Private)...........       188,582      188,582                 --
Security Capital Group (NYSE:SCZ).........       165,000      165,000                 --
Private investment positions..............        42,019       42,019                 --
                                              ----------   ----------       ------------
Total.....................................    $2,900,236   $2,790,295       $    109,941
                                              ==========   ==========       ============

________________________

(1)  Included in Total Amount Committed.
(2) As of 31 March 2000 we had fully funded our investment commitments to City Center Retail.
(3)  Represents a contractual obligation.
(4) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements.

     We will generally initially fund capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees by borrowing under our line of credit. These borrowings are expected to be reduced by internally generated free cash flow, proceeds from the sale of non-strategic assets and proceeds of future issuances of debt or equity securities.


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. In the course of our operations, we are exposed to interest rate risk, equity price risk and, to a limited extent, currency exchange risk, all as described below. While we are not precluded from doing so, we have not had any involvement with derivative financial instruments. To the extent we choose to do so in the future, we would use derivative financial instruments to hedge specific risks or exposures and not for speculative or trading purposes.

     The following discussion only addresses the market risk we face. However, we are dependent on the cash flow created by the dividends and distributions paid by our strategic investment and other investment positions. Each of these entities is subject to its own specific market risks that could impact its ability to pay dividends or distributions to us. As a result, we could indirectly be impacted by the market risk facing the strategic investment and other investment positions in the future.

Sensitivity Analysis

     Interest Rate Risk

     We are exposed to interest rate changes primarily as a result of unsecured credit facilities used to finance our investment activity and maintain financial liquidity. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve our objectives, we borrow primarily at variable rates. In future transactions, we may utilise derivative financial instruments as hedges in anticipation of debt transactions to manage well-defined interest rate risk or to minimise exposure to variable rate debt.

     During 1999, we had weighted average outstanding borrowings of $297.9 million at an average interest rate of 6.60% on the Lines of Credit. If interest rates had been 10% higher on average during 1999, interest expense on the Lines of Credit, would have increased $2.0 million to $22.0 million which would have resulted in a reduction in our Net Operating Income in our Consolidated Statement of Operations for the year ended 31 December 1999 and in our

Net Cash Provided by Operating Activities in our Consolidated Statement of Cash Flows for the year ended 31 December 1999 by an equivalent amount of $2.0 million. If interest rates had been 10% lower on average during 1999, interest expense on our line of credit, and our predecessor line of credit, would have decreased $2.0 million to $16.4 million which would have resulted in an increase in our Net Operating Income in our Consolidated Statement of Operations for the year ended 31 December 1999 and in our Net Cash Provided by Operating Activities in our Consolidated Statement of Cash Flows for the year ended 31 December 1999 by an equivalent amount of $2.0 million. The amounts discussed above apply for each 10% change in the interest rate. There would have been no effect on the fair value of our line of credit in our Consolidated Statement of Net Assets. Because at any point in time, we have a number of short-term borrowings outstanding under our line of credit with differing interest rates and maturities, we have chosen a 10% change in the average interest rate for all borrowings during 1999 discussed as the best method to convey our exposure for an entire year to interest rate changes. All borrowings under the new Holdings line at 31 December 1999 have been repriced in 2000 and bear interest based on the LIBOR rate at the time of the borrowing. The preceding information is of limited predictive value. As a result, our ultimate realised gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during a future period, hedging strategies at the time, and prevailing interest rates.

     Equity Price Risk

     We are exposed to equity price changes primarily as a result our strategic investment positions for non-trading purposes and other investment positions for intermediate term trading purposes. We account for our investments at fair value in accordance with the United States specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies.

     A change in the equity price, determined by market quotations for public company investments and other appropriate indicators of fair market value for private company investments, of any of the investments in the asset category above will impact our Consolidated Statement of Net Assets by an equivalent amount as well as our Consolidated Statement of Operations and the Consolidated Statement of Cash Flows by the amounts of the change plus its increasing or decreasing effect on the operating advisor fees. At 31 December 1999, the fair market value of our strategic investment positions was $2.4 billion. A hypothetical 10% reduction in equity prices would amount to a reduction in the recorded fair value of these investments as of 31 December 1999 of $237.5 million and would result in a reduction in the amount of our (Decrease) Increase in Net Assets Resulting from Operations in our Consolidated Statement of Operations for the year ended 31 December 1999 of $234.5 million. Furthermore, it would also result in a reduction by the equivalent amount of $234.5 million in our Net Cash Provided by Operating Activities in our Consolidated Statement of Cash Flows for the year ended 31 December 1999. The $234.5 million amount results from the reduction in the fair market value of the assets, $237.5 million, partially offset by the reduction in operating advisor fees payable by us as a result of owning a lower value of assets on 31 December 1999, $3.0 million. A hypothetical 10% increase in equity prices would amount to an increase in the recorded fair value of these investments as of 31 December 1999 of $237.5 million and would result in an increase in the amount of our (Decrease) Increase in Net Assets Resulting From Operations in its Consolidated Statement of Operations for the year ended 31 December 1999 of $234.5 million. Furthermore, it would also result in an increase by the equivalent amount of $234.5 million in our Net Cash Provided by Operating Activities in our Consolidated Statement of Cash Flows for the year ended 31 December 1999. The $234.5 million amount results from the increase in the fair market value of the assets, $237.5 million, partially offset by the increase in operating advisor fees payable by us as a result of owning a higher value of assets on 31 December 1999, $3.0 million. Because our strategic investments are already recorded at their fair market value on 31 December 1999, we have chosen a 10% average change in the equity prices on that reporting date as the best method to convey the exposure of our strategic investments to equity price changes.

     At 31 December 1999, the fair market value of our other investment positions was $137.8 million. A hypothetical 10% reduction in equity prices would amount to a reduction in the recorded value of these investments as of 31 December 1999 of $13.8 million and would result in a reduction in the amount of our (Decrease) Increase in Net Assets Resulting from Operations in our Consolidated Statement of Operations of for the year ended 31

December 1999 of $13.6 million. Furthermore, it would also result in a reduction by the equivalent amount of $13.6 million in our Net Cash Provided by Operating Activities in our Consolidated Statement of Cash Flows for the year ended 31 December 1999. The $13.6 million amount results from the reduction in the fair market value of the assets, $13.8 million, partially offset by the reduction in operating advisor fees payable by us as a result of owning a lower value of assets on 31 December 1999, $0.2 million. A hypothetical 10% increase in equity prices would amount to an increase in the recorded fair value of these investments as of 31 December 1999 of $13.8 million and would result in an increase in the amount of our (Decrease) Increase in Net Assets Resulting From Operations in its Consolidated Statement of Operations for the year ended 31 December 1999 of $13.6 million. Furthermore, it would also result in an increase by the equivalent amount of $13.6 million in our Net Cash Provided by Operating Activities in our Consolidated Statement of Cash Flows for the year ended 31 December 1999. The $13.6 million amount results from the increase in the fair market value of the assets, $13.8 million, partially offset by the increase in operating advisor fees payable by us as a result of owning a higher value of assets on 31 December 1999, $0.2 million. Because our other investment investments are already recorded at their fair market value on 31 December 1999, we have chosen a 10% average change in the equity prices on that reporting date as the best method to convey the exposure of our other investments to equity price changes.

     The amounts discussed above apply for each 10% change in equity prices. The preceding information is of limited predictive value. As a result, the impact on us of equity price changes is dependent upon equity prices of our investments and upon our quoted equity price in effect during future periods.

     Currency Exchange Risk

     We are exposed to currency exchange changes primarily as a result of certain administrative expenses and tax liabilities payable in our country of organisation, Luxembourg, since our functional currency is the U.S. Dollar. To date, the amount of administrative expenses and taxes paid in Luxembourg have not been material and, as a result, we have not taken steps to minimise our exposure to currency exchange fluctuations. In the future, our ultimate realised gain or loss resulting from currency exchange fluctuations will depend on the change in currency exchange rates between the U.S. Dollar and the Luxembourg Franc that arise.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Managers

     The board of directors of SC-U.S. Realty and the board of directors of Holdings have the broadest powers to act in any circumstances on our behalf, subject to the powers expressly assigned by applicable law to the general meetings of shareholders.

     The boards of directors are responsible for our overall investments and administration and for the adoption and implementation of our policies.

     The directors must review and, if appropriate, approve, among other matters:

     . our overall investment strategy and annual strategic plans and budgets;

     . the appointment of the Operating Advisor, the custodian, paying agent, the corporate agent, the domiciliary and service agent and our registrar and transfer agent, and our officers;

     . all our issuances of shares and our borrowings, as well as the engagement of any underwriters, placement agents or bankers;

     . the proposed directors to be appointed to the board of directors of Holdings;

     . any loans to or equity investments in Holdings or other companies; and, in cases where we have rights to nominate directors or trustees of strategic investees and approve or consult on management or investment matters of strategic investees, the exercise of such rights.

     The directors have appointed Jeffrey A. Cozad as our Managing Director, in which capacity he is responsible for our day-to-day operating oversight. Mr. Cozad is also Managing Director of the Operating Advisor.

     The board of directors of SC-U.S. Realty has established an audit committee consisting of Messrs. Moes and Light. The audit committee makes recommendations concerning the engagement of independent public accountants, reviews the plans and results of the audit engagement with the independent public accountants, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of SC-U.S. Realty's internal accounting controls. The audit committee was formed in January of 2000 and has held two meetings to date.

     The board of directors of Security Capital Holdings S.A., all of whom are directors of SC-U.S. Realty, are responsible for reviewing and, if appropriate, approving, among other matters:

     .    all investments and dispositions;

     .    annual budgets;

     . the appointment of the Operating Advisor, the custodian, paying agent, the corporate agent, the domiciliary and service agent and the registrar and transfer agent as well as of the auditors and officers;

     . all borrowings or stock issuances; and all voting of shares and other exercises of normal shareholder rights with respect to strategic positions.

     Holdings' board of directors has appointed Mr. Cozad as Managing Director, in which capacity he is responsible for day-to-day operating oversight.

     We believe that directors should have financial interests closely aligned with shareholders. To help to assure this alignment, we granted share option equivalents to our independent directors at the time of our initial private equity offering in October 1995 and at certain later dates, as described below. Each director in office at the time of the initial private equity offering received a share option equivalent of 25,000 shares, $500,000 at the initial private offering price of $20 per share. The share option equivalent does not represent a right to purchase 25,000 shares at $20 per share; rather, it represents the right to receive a restricted cash payment equal to the excess, if any, of the NAV of 25,000 shares on the day of exercise over $500,000. The restricted cash payment must be applied by the director to the purchase of the relevant number of shares to be issued at the NAV as of the date of exercise of the share option equivalent. Directors were granted a vested right to exercise one-half of their share option equivalents at the completion of the initial equity offering, but have no right to exercise the other one-half of their share option equivalents until the fourth anniversary of such completion, and a director will forfeit all rights to the second half if he resigns or is removed as a director prior to such fourth anniversary unless such director is appointed as an advisory director. The right to exercise any share option equivalent will expire on the fifth anniversary of the completion of the initial private equity offering. Dr. Jay O. Light, who was originally appointed by the general meeting of shareholders of 26 June 1996, has received share option equivalents similar to the share option equivalents described above. These share option equivalents, of $547,500, were priced at the NAV at which the shares were sold in the June 1996 offering, $21.90 per share. These share option equivalents, of $722,000, were priced at the NAV on 30 June 1997, $28.88 per share. Dr. Erich Coenen and Francois Moes, who were appointed as directors on 16 October 1998, received share option equivalents, of $430,000, that were priced at the closing stock price on the AEX on 16 October 1998, $17.20 per share. Claude Kremer, who was appointed as a director on 6 January 1999, received share option equivalents, of $490,000, that were priced at the closing stock price on the AEX on 6 January 1999, $19.60 per share. Mr. Knor has exercised share option equivalents representing a restricted cash payment of $47,750, 12,500 shares multiplied by the difference in NAV on the date he received the share option equivalent and 31 December 1998, pursuant to which he received 1,856 shares. The share option equivalents granted to Messrs. Coenen, Moes and Kremer are similar to the share option equivalents described above except that the pricing and exercise thereof is based on the closing stock price of the shares rather than NAV. We intend to base future grants of share option equivalents, and the exercise of such share option equivalents, on the closing stock price of the shares, rather than NAV.

     We do not have any employees. Our custodial and administrative activities are handled by BIL, except for certain domiciliary agent and service agent services that are handled by an affiliate of the Operating Advisor, and our operating advisory activities are handled by the Operating Advisor and the Sub-Advisor. Our directors and officers and those of the Sub-Advisor are listed below. Each director is elected annually at the general meeting of shareholders and serves for a term of one year. Our officers work under the supervision of the Managing Director and do not themselves make policy decisions on our behalf.

Security Capital U.S. Realty

     Directors

     Erich Coenen (58) has been a director of SC-U.S. Realty since October 1998. Dr. Coenen has been a Member of the Board of Managing Directors of Commerzbank AG based in Frankfurt am Main since 1982. Dr. Coenen received a doctorate in law, having studied at the Universities of Munich, Bonn and Cologne.

     Jeffrey A. Cozad (35) has been a director of SC-U.S. Realty since June 1996 and of Security Capital Holdings S.A. since April 1997. Mr. Cozad has been the Managing Director of the Company and Security Capital Holdings S.A. since June 1996, where he is responsible for the day-to-day operating oversight. Previously, he was Senior Vice President of Security Capital Markets Group Incorporated in its New York office from June 1995 to June 1996, where he was head of capital markets activities and from December 1991 to June 1995 he was Vice President, where he provided capital markets services for affiliates of Security Capital Group. Prior to joining Security Capital Group, Mr. Cozad was with LaSalle Partners Incorporated, where he provided corporate real estate services to major institutions. Mr. Cozad received his M.B.A. from the University of Chicago Graduate School of Business and his B.A. in Economics and Management from DePauw University. Mr. Cozad is a member of the board of directors of Regency.

     Claude Kremer (43) has been a director of SC-U.S. Realty since January 1999. Mr. Kremer has been a partner with the law firm of Arendt & Medernach in Luxembourg and Brussels since 1982, where he practices corporate, investment fund and securities law. Mr. Kremer received his Masters degrees in Law and History from the University of Grenoble (France) and in Accounting and Finance from the London School of Economics and Political Science.

     Jay O. Light (58) has been a director of SC-U.S. Realty and Security Capital Holdings S.A. since June 1996. Dr. Light is a Professor of Business Administration at Harvard University, Graduate School of Business Administration since 1970, where his teaching and research concentration is investment management and capital markets. Dr. Light previously served as director of Investment and Financial Policies at the Ford Foundation from 1977 to 1979, and is currently a trustee or director of the following organisations: Teachers' Insurance and Annuity Association/The College Retirement Equity Fund, Harvard Management Company, the Baupost Fund, the GMO Trust, Jeffrey Company, Brigham & Women's Hospital and United Asset Management. Dr. Light also serves as a consultant to various investment management firms, endowments and pension plan sponsors.

     Francois Moes (52) has been a director of SC-U.S. Realty since October 1998 and of Security Capital Holdings S.A. since January 1999. Mr. Moes has been a member of the executive board of BIL since October 1990, where his responsibilities include credit policy and risk management, planning, budgeting and human resources. Mr. Moes is a board member of Banque Internationale a Luxembourg BIL Asia Ltd. Singapore. Prior to 1990, he was responsible for the international and corporate lending department of BIL. Mr. Moes is a Graduate of Ecole des Hautes Etudes Commerciales (HEC), Paris and of the Institut Europeen d'Administration des Affaires (INSEAD) in Fontainebleau, France and attended the Advanced Management Program of the Harvard Business School.

     William D. Sanders (58) has been Non-Executive Chairman of SC-U.S. Realty since July 1995. He is the founder and Chairman of Security Capital Group. Mr. Sanders retired on 1 January 1990 as Chief Executive Officer of LaSalle Partners Incorporated, a firm he founded in 1968. Mr. Sanders was formerly a director of Continental Bank Corporation, Continental Bank, N.A., King Ranch, Inc., LaSalle Partners Incorporated and certain of its affiliates, Lone Star Technologies, Inc. and R.R. Donnelley & Sons Company. Mr. Sanders is a former trustee and member of the executive committee of the University of Chicago and a former trustee fellow of Cornell University. Mr. Sanders received his B.S. from Cornell University. Mr. Sanders is a member of the boards of directors of CarrAmerica and Storage USA and is an advisory director of Regency.

     Executive Officers

     Mark P. Duke (28) has been Vice President of SC-U.S. Realty and Security Capital Holdings S.A. since April 2000, where he is responsible for the accounting and finance functions. Mr. Duke joined us in September 1998 with accounting responsibilities. Prior to joining us, Mr. Duke was an independent contractor working as an interim controller for several corporations in the United Kingdom. Mr. Duke received his accountancy qualifications from the Institute of Chartered Accountants in Australia and his BBus in Accounting from the University of Western Sydney, Australia.

     Christopher Fell (44) has been Treasurer of SC-U.S. Realty and Security Capital Holdings S.A. since January 1999, where he is responsible for treasury and cash management functions. Mr. Fell joined us in September 1997 with cash management responsibilities. Prior to joining us, from 1992 to September 1997, Mr. Fell was an interim manager providing corporate treasury services to major corporations in the United Kingdom. Mr. Fell is a member of the Association of Corporate Treasurers.

     Susan Liow (37) has been a Vice President--Finance of SC-U.S. Realty since March 1996. Prior to joining us, Ms. Liow was the U.K. Financial Controller for Arthur Andersen Corporate Financial Services practice from April 1994 to March 1996. Prior to joining Arthur Andersen, Ms. Liow was a manager in Deloitte & Touche where she was responsible for the U.K. Partnership's profit plans and treasury functions from February 1992 to March 1994. Ms. Liow trained as an auditor with Deloitte & Touche and Neville Russell and received her accountancy qualifications from the Institute of Chartered Accountants in England and Wales. She worked for more than two years in the Loans and Securities division of Public Bank Berhad, Malaysia, before obtaining her BSc in Economics with an award and honours from the University of Surrey, U.K.

     Sub-Advisor

     Thomas B. Allin (50) has been Managing Director of Security Capital Global Strategic Group Incorporated since December 1998. From April 1998 to December 1998, Mr. Allin was President and Chief Operating Officer for Strategic Hotel Capital Incorporated. From April 1996 to December 1997, Mr. Allin was President and Chief Executive Officer for Gordon Biersch. From 1973 to April 1996, Mr. Allin was affiliated with McDonald's Corp., most recently as Senior Vice President and Zone Manager. Mr. Allin received his B.S. from Duke University. Mr. Allin is a member of the board of directors of Regency and the board of trustees of Urban Growth Property.

     C. Ronald Blankenship (50) has been Vice Chairman and Chief Operating Officer of Security Capital Group since June 1998. He was Managing Director of Security Capital Group from March 1991 to June 1998 and Non-Executive Chairman of Archstone Communities Trust (formerly Security Capital Pacific Trust) from June 1997 to June 1998 and Chairman of Archstone Communities Trust from June 1991 to June 1997. He is also Co-Head of Security Capital Global Strategic Group Incorporated. Mr. Blankenship received his B.B.A. from the University of Texas at Austin. Mr. Blankenship is a member of the board of directors of Security Capital Group and Storage USA and the board of trustees of City Center Retail and Archstone Communities Trust.

     Anthony R. Manno Jr. (48) has been a Managing Director of Security Capital Global Capital Management Group Incorporated since January 1995, where he is responsible for overseeing all investment and capital allocation recommendations for passive public market securities activities, company and industry analysis, market strategy, trading and reporting. Mr. Manno was a member of Security Capital Group's investment committee from March 1994 to June 1996. Prior to joining Security Capital Group, Mr. Manno was a managing director of LaSalle Partners Incorporated from March 1980 to March 1994. Mr. Manno received his M.B.A., with a concentration in Finance, from the University of Chicago Graduate School of Business and his M.A. and B.A. in Economics from Northwestern University. Mr. Manno is also a certified public accountant.

     Caroline S. McBride (46) has been a Managing Director of Security Capital Global Strategic Group Incorporated since March 1997 and is responsible for investment oversight of strategic investment positions in public and private U.S. real estate operating companies. Prior to joining Security Capital Group in June 1996, Ms. McBride was the director of private market investments for the IBM Retirement Fund, where she was responsible for a $3.7 billion real estate and private equity portfolio. Prior to that, Ms. McBride was director of Finance, Investments and Asset Management for IBM's corporate real estate division. Ms. McBride was with IBM from July 1978 to May 1996. Ms. McBride received a B.A. from Middlebury College and an M.B.A. in Finance from New York University School of Business Administration. Ms. McBride is a member of the board of directors of the Pension Real Estate Association (PREA) and the Real Estate Research Institution. Ms. McBride is a member of the boards of directors of CarrAmerica and Storage USA and the board of trustees of CWS Communities.

     Constance B. Moore (44) has been a Managing Director of Security Capital Global Strategic Group Incorporated since January 1999. From July 1998 to December 1998, Ms. Moore was Co-Chairman, Chief Operating Officer and Trustee of Archstone Communities Trust. From January 1996 to July 1998, Ms. Moore was Co-Chairman, Chief Operating Officer and Director of Security Capital Atlantic Incorporated, and from May 1994 to December 1995, she was Managing Director of Archstone Communities Trust. From March 1993 to April 1994, Ms. Moore was Senior Vice President of Security Capital Group. Ms. Moore received her M.B.A. from the University of California at Berkeley and her B.S. in Real Estate Finance, with honours, from San Jose State University. Ms. Moore is a member of the board of trustees of City Center Retail, CWS Communities and Archstone Communities.

     A. Richard Moore, Jr. (54) has been a Managing Director of Security Capital Global Strategic Group Incorporated since May 1998 and has been Interim Chief Financial Officer of Homestead Village since May 1999. Since January 2000, Mr. Moore has also been a Managing Director of Security Capital European Realty Management Limited and Security Capital (UK) Management Limited. Prior thereto, from March 1990 to May 1998, Mr. Moore was a Vice President with Goldman, Sachs & Co., where his most recent position was in the Equity

Research Department. Mr. Moore received his M.B.A. from Harvard University and his MDiv and B.A. from Southern Methodist University.

     Charles I. Stannard (56) has been a Senior Vice President and head of Security Capital Real Estate Research Group Incorporated in the United States since November 1997. Prior to joining Security Capital Group, Mr. Stannard was Senior Vice President and Director of Research with D'Arcy Masius Benton and Bowles, an advertising agency in Detroit, Michigan, from April 1993 to November 1997, where he was actively involved in D'Arcy's General Motors account and new business. Prior thereto Mr. Stannard worked in Chicago for Leo Burnett as a member of its research department. Mr. Stannard received his Ph.D. in Sociology from Northwestern University, his M.B.A. from Cornell University and his B.A. in Sociology from Colgate University.

     Kenneth D. Statz (41) has been a Managing Director of Security Capital Global Capital Management Group Incorporated since December 1997, where he is responsible for researching corporate and portfolio acquisitions. From July 1996 to December 1997 he was Senior Vice President of such entity. Prior to joining Security Capital Group, from February 1993 to January 1995, Mr. Statz was a Vice President in the investment research department of Goldman, Sachs & Co., concentrating on research and underwriting for the REIT industry. Prior thereto, Mr. Statz was a real estate stock portfolio manager and a managing director of Chancellor Capital Management. Mr. Statz received his M.B.A. and B.B.A. in Finance from the University of Wisconsin.

     Paul E. Szurek (39) has been Managing Director of SCGroup Incorporated and Chief Financial Officer of Security Capital Group since July 1997. From January 1996 through June 1997, he was a Managing Director of the Company and HOLDINGS where he was responsible for operations, corporate finance and mergers and acquisitions. Prior thereto, from June 1993 to January 1996, Mr. Szurek was a Senior Vice President of Security Capital Group, where he supervised corporate finance and corporate acquisitions and oversaw legal services for affiliates of the firm. Prior to joining Security Capital Group, Mr. Szurek was a shareholder and attorney in the law firm of Kemp, Smith, Duncan & Hammond in El Paso, Texas, where he practised securities and mergers and acquisitions law. Mr. Szurek received his law degree from the Harvard University Law School and his B.A. in Government from the University of Texas at Austin.

     Thomas G. Wattles (48) has been a Managing Director of Security Capital Group since March 1991 and trustee of ProLogis Trust (formerly Security Capital Industrial Trust) since January 1993. Mr. Wattles is also Co-Head of Security Capital Global Strategic Group Incorporated. Mr. Wattles was Non-Executive Chairman of ProLogis Trust from March 1997 to May 1998 and Co-Chairman and Chief Investment Officer of ProLogis Trust from November 1993 to March 1997. Prior thereto, he was Managing Director of ProLogis Trust from January 1993 to November 1993. He received his M.B.A. from Stanford University Graduate School of Business and his B.A. (with distinction) from Stanford University. Mr. Wattles is a member of the board of trustees of CWS Communities and Urban Growth Property.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     Information concerning compensation of directors is set forth below under "--Charges and Expenses--Director Compensation" and information concerning the Share option equivalents granted to Directors is set forth under the heading "Directors and Managers" which is incorporated by reference from ("Item 10-- Directors and Officers of the Registrant") above. The Company does not separately compensate its officers and therefore no information has been provided. Information concerning compensation paid to the Operating Advisor is also provided below.

Charges and Expenses

     General

     As more fully described below, SC-U.S. Realty, will pay out of their assets all expenses which shall include, but not be limited to,

     (1) the fees and expenses payable or reimbursable to the Operating Advisor and expenses payable to the Sub-Advisor;

     (2) fees payable to the custodian and its correspondents, the paying agent, corporate agent, domiciliary and service agent, the registrar and transfer agent, and any other agent employed by us;

     (3) any fees and expenses involved in registering and maintaining our registration with any governmental agency or stock exchange in Luxembourg, the United States and in any other country;

     (4) fees for legal, accounting and auditing services, reporting and publishing expenses, including the costs of preparing, printing and distributing prospectuses, explanatory memoranda, other promotional material, including advertisements in newspapers and journals, periodic reports or registration statements, and the costs of any reports to our shareholders;

     (5)  all taxes, duties, governmental and similar charges; and

     (6) all other operating expenses, as more fully described below, including all costs of buying and selling assets or raising capital, interest, bank charges and brokerage, postage, telephone and telex.

We may calculate administrative and other expenses of a regular or recurring nature on an estimated figure for yearly or other periods in advance, and may accrue the same in equal proportions over any such period.

     We shall pay, the following operating and administrative expenses or investment and financing costs, regardless of whether such expenses or costs are capitalised or expensed under GAAP, and, if the Operating Advisor advances money for any of such expenses or costs, it shall be entitled to reimbursement by us for the following:

     (1) travel and other out-of-pocket expenses incurred by the directors, officers and employees of the Operating Advisor or its subcontractors in connection with securing financing, including debt and equity, for the use or evaluating, investigating, negotiating or closing the purchase, financing, refinancing or sale of our investments;

     (2) all other costs and expenses relating to our operations, including, without limitation, travel, appraisal, reporting, accounting, auditing and legal fees and financing and capital raising costs, including, without limitation, sales commissions payable in connection with the issuance of our shares;

     (3) expenses in connection with payments of distributions in cash or any other form made or caused to be made by our board of directors to or on account of holders of our shares;

     (4) expenses connected with communications to holders of our shares and the investment community in general, including meetings between affiliates of the Operating Advisor and investors or securities analysts, and other bookkeeping and clerical work necessary in maintaining relations with holders of shares and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including the cost of printing and mailing certificates for shares and proxy solicitation materials and reports to holders of our shares;

     (5) the fees of the custodian, paying agent, corporate agent, domiciliary and service agent, as well as the fees of the Registrar and transfer agent, which are payable quarterly and are computed, in accordance with customary banking practice in Luxembourg, as a percentage based on our gross assets. In addition, the custodian, paying agent, corporate agent, domiciliary and service agent, as well as the registrar and transfer agent, are entitled to be reimbursed for their reasonable out-of-pocket expenses and disbursements and for the charges of any correspondents; and

     (6) expenses relating to any office or office facilities maintained for us separate from the office or offices of the Operating Advisor.

     Director Compensation

     We will pay each of the directors a remuneration at such rate as may from time to time be determined by a resolution of the shareholders to be adopted during a general meeting, currently $15,000 per year, plus an additional fee of $1,000 per meeting, $5,000 per meeting for directors not resident in Europe, for in-person attendance at each quarterly board meeting. The directors may also be repaid all reasonable out-of-pocket expenses, insurance coverage, travel, hotel and other expenses properly incurred by them in attending our meetings. We paid a total of $154,795 as compensation to all directors as a group during 1999. We have no employees and therefore we do not compensate any officers.

     Operating Advisor Fees

     The Operating Advisor will receive for the services it provides a fee of 1.25% per annum payable quarterly in arrears, pursuant to the Advisory Agreement of the average monthly value of funds invested by us, other than funds placed in liquid, short-term investments pending further investment, or investments in Security Capital Group securities, for the immediately preceding month. Half of this fee shall be payable by SC-U.S. Realty and half by Holdings. The Operating Advisor has received fees for these services for the periods from 7 July 1995, the date of our incorporation, to 31 December 1995, from 1 January 1996 to 31 December 1996, from 1 January 1997 to 31 December 1997, from 1 January 1998 to 31 December 1998 and from 1 January 1999 to 31 December 1999 of $99,000, $8,041,000, $24,632,000, $35,220,000 and $32,544,000, respectively.

     We will pay or reimburse the Operating Advisor, as appropriate, for the operating and administrative expenses or costs described above in U.S. Dollars. However, we do not pay or reimburse the Operating Advisor for any operating and administrative expenses in any calendar year, other than expenses related to specific investment, financing or share issuance transactions which are appropriately capitalised, expensed as interest or other general debt costs or included in the investment cost of an asset under GAAP, to the extent that such operating and administrative expenses exceed 0.25% per annum of the average monthly value of funds invested by us, other than funds placed in liquid, short-term investments pending further investment, or investments in Security Capital Group securities, for such calendar year, as calculated in respect of each calendar month of such calendar year. To the extent that we incur any of these operating and administrative expenses, other than expenses relating to specific investment, financing or share issuance transactions which are appropriately capitalised, expensed as interest or other general debt costs or included in the investment cost of an asset under GAAP, in any calendar year in excess of the aforementioned amount, the Operating Advisor shall reduce its fee described above in relation to such calendar year in the amount of the excess of these expenses, in order that the Operating Advisor thereby effectively pays such additional operating and administrative expenses up to the amount of the Operating Advisor's fee. Other than the expenses payable to the Operating Advisor, our other costs are not expected to exceed 0.25% per annum of the average monthly value of funds invested by us, other than funds placed in liquid, short-term investments pending further investment, or investments in Security Capital Group securities, in any calendar year.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     We  have no outstanding options to purchase securities.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Directors

     Erich Coenen has been our director since October 1998 and has been a member of board of managing directors of Commerzbank AG since 1982. Commerzbank AG is the arranger and administrative agent for our line of credit and acted in a similar capacity with regard to the Holdings line of credit.

     Claude Kremer has been our director since January 1999 and has been a partner with the law firm of Arendt & Medernach since 1982. Arendt & Medernach has provided legal services to us since its formation.

     Francois Moes has been our director since October 1998 and has been a member of the executive board of BIL since 1990. BIL provides all custodial duties for us, such as custody of cash, securities deposits and financial transactions, as well as certain administrative duties, such as bookkeeping and the calculation of NAV. In addition, BIL performs accounting and financial reporting.

     None of Messrs. Coenen, Kremer or Moes had or has a direct or indirect material interest in any of the respective transactions described above.

Operating Advisor

     The Operating Advisor provides us with advice with respect to strategy, investments, financing and certain other administrative matters affecting us. The Operating Advisor advises only SC-U.S. Realty.

  The Operating Advisor and its U.S. affiliates have identified many tangible investment opportunities with the potential to generate significant returns by deploying capital into U.S. real estate companies. The Operating Advisor and its affiliates have committed significant resources to researching and developing our strategy, and the Operating Advisor advises on the management of our operations to execute this strategy.

     The Operating Advisor analyses potential opportunities for us to deploy capital in strategic investment positions in U.S. real estate companies, including privately held REITs, and publicly traded positions in REITs. The Operating Advisor seeks to identify geographic and/or product type niches which offer the most attractive opportunities for us to deploy our capital. The Operating Advisor believes that there are a number of specific additional opportunities in which we could generate significant returns by strategically deploying our capital.

     Within a given niche, the Operating Advisor evaluates companies' competitive positions, management expertise, strategic direction, financial strength and, most importantly, their prospects for long-term, sustainable per share cash flow growth. We believe that growth in long-term, sustainable cash flow is a function of a company's ability to be a leader in its market niche with the best service, marketing and product and should be reflected in long-term dividend growth and stock appreciation. Meetings between the Operating Advisor and a company's senior management are an integral part of the Operating Advisor's preliminary analysis.

     The Operating Advisor advises us on obtaining board and committee representation and other management rights with respect to strategic investment positions to impact the research, development and implementation of long-term, focused operating strategies consistent with our investment criteria.

     The Operating Advisor provides services to us under an agreement dated 1 July 1997. The term of this agreement is two years from the date of its signature. The agreement is automatically renewed for successive periods of two years, unless we and Holdings, acting together, give written notice that the agreement will not be renewed; however, at any time after the first anniversary date of the agreement both we and Holdings, acting together, may terminate the agreement on not less than sixty days' prior written notice to the Operating Advisor.

     The Operating Advisor is a public limited holding company, societe anonyme, incorporated under the laws of Luxembourg on 26 June 1997 for an unlimited period of time.

     Its registered office is located at 25b, boulevard Royal, L-2449 Luxembourg. Its current directors are C. Ronald Blankenship, Jeffrey A. Cozad and Mark P. Duke.

     Subject to the prior approval of our board of directors, the Operating Advisor may subcontract part or all of its duties, functions, powers or privileges to other persons or entities on terms and conditions as the Operating Advisor determines. In all cases, however, the Operating Advisor shall be responsible for the performance of such duties and responsibilities.

     See "Item 1--Operating Advisor" and "Item 1--Relationship with Security Capital Group" for more information concerning the relationship of the Company, the Operating Advisor and Security Capital Group.

Operating Advisor Affiliates

     The Operating Advisor has stated that it currently intends to continue to contract with the Sub-Advisor and other real estate and business consulting services to assist in the research, identification and evaluation of strategic investment positions. The Sub-Advisor is a resource for us, which conducts strategic real estate market research, investment research and due diligence. The Operating Advisor uses this information to evaluate potential strategic investment positions in U.S. real estate companies and publicly traded positions in REITs.

     We have appointed Security Capital European Services S.A. as our agent (the "Domiciliary Agent") and service agent (the "Service Agent") responsible for our domiciliation and the performance of certain of the administrative duties not performed by the Corporate Agent.

     The rights and duties of Security Capital European Services S.A., as Domiciliary and Service Agent, are governed by an agreement for an unlimited period of time which may be terminated by us or Security Capital European Services S.A. by giving not less than 90 days' prior written notice.

     Security Capital European Services S.A. is a public limited company, societe anonyme, incorporated under the laws of the Grand Duchy of Luxembourg on 18 March 1997. It presently exists for an unlimited period of time. Its registered office is at 25b, boulevard Royal, L-2449 Luxembourg. Its share capital amounted to $50,000 as of 31 December 1999.

     Also see "Charges and Expenses" in Item 11.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

  Not applicable.


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

  Not applicable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

  Not applicable.

                                    PART IV


ITEM 17.  FINANCIAL STATEMENTS

  Not applicable.


ITEM 18.  FINANCIAL STATEMENTS


                         INDEX TO FINANCIAL STATEMENTS

                                                                                                          Page
                                                                                                          ----
Report of Independent Accountants......................................................................    87

Consolidated Statements of Net Assets at 31 December 1999 and 1998.....................................    88

Consolidated Statements of Operations for the years ended 31 December 1999, 1998 and 1997..............    89

Consolidated Statements of Cash Flows for the years ended 31 December 1999, 1998 and 1997..............    90

Consolidated Statements of Changes in Net Assets for the years ended 31 December 1999, 1998 and 1997...    91

Consolidated Statements of Changes in Shares Outstanding for the years ended
  31 December 1999, 1998 and 1997......................................................................    91

Consolidated Financial Highlights for the years ended 31 December 1999, 1998 and 1997..................    92

Consolidated Schedules of Strategic Investment Positions at 31 December 1999 and 1998..................    93

Consolidated Schedules of Other Investment Positions at 31 December 1999 and 1998......................    94

Notes to the Consolidated Financial Statements.........................................................    95

                                AUDITOR'S REPORT

To the Board of Directors and Shareholders of Security Capital U.S. Realty
Luxembourg

     We have audited the consolidated financial statements, which consist of the consolidated statement of net assets, the consolidated statement of operations, the consolidated statement of changes in net assets, the consolidated statement of cash flows, the consolidated statement of changes in shares outstanding, the consolidated financial highlights for the year, and the consolidated schedules of investments and the notes to the consolidated financial statements of Security Capital U.S. Realty (the "Company") as of 31 December 1999 and 1998 and for each of the three years ended 31 December 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Board of Directors of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with International Standards on Auditing and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors of the Company, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the attached consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries at 31 December 1999 and 1998, and the results of their operations and their cash flows and their financial highlights for each of the three years ended 31 December 1999, 1998 and 1997 in conformity with Luxembourg legal and regulatory requirements and in conformity with accounting principles generally accepted in the United States.

PricewaterhouseCoopers S.a.r.l.                 Luxembourg, 25 February 2000

                         SECURITY CAPITAL U.S. REALTY
                     CONSOLIDATED STATEMENTS OF NET ASSETS
                  (in thousands $, except per share amounts)

                                                                                    At 31 December
                                                                              --------------------------
                                A S S E T S                                       1999          1998
                               ------------                                   ------------  ------------
Strategic investment positions at value:
   CarrAmerica (Cost $699,905 and $699,851, respectively)...................   $  604,247    $  686,482
   City Center Retail (Cost $304,132 and $304,035, respectively)............      304,132       304,035
   CWS Communities (Cost $236,488 and $153,563, respectively)...............      236,488       153,563
   Regency (Cost $759,807 and $759,788, respectively)(Note 3A)..............      685,465       762,580
   Storage USA (Cost $394,362 and $394,272, respectively)...................      355,911       380,178
   Urban Growth Property (Cost $188,582 and $181,082, respectively).........      188,582       181,082
Other investment positions at value:
   Security Capital Group Incorporated (Cost $165,000 and $165,000,
     respectively)..........................................................       95,780       116,245
   Private investment positions (Cost $42,019 and $15,275, respectively)....       42,019        15,275
   Public special opportunity positions (Cost $0 and $298,756, respectively)           --       247,205
                                                                               ----------    ----------
Total investments...........................................................   $2,512,624    $2,846,645
Cash and cash equivalents...................................................        2,732         2,994
Accounts receivable and other (Note 4)......................................       15,530        23,989
                                                                               ----------    ----------
TOTAL ASSETS................................................................   $2,530,886    $2,873,628
                                                                               ----------    ----------

                             L I A B I L I T I E S
                             ---------------------
Accounts payable and accrued expenses (Note 5)..............................   $    6,033    $   13,497
Taxes payable (Note 9)......................................................        4,818         1,306
Line of credit (Note 6).....................................................      239,000       262,500
Convertible notes (Note 7)..................................................      386,157       369,940
                                                                               ----------    ----------
TOTAL LIABILITIES...........................................................   $  636,008    $  647,243
                                                                               ----------    ----------
TOTAL NET ASSETS (SHAREHOLDERS' EQUITY).....................................   $1,894,878    $2,226,385
                                                                               ==========    ==========

SHARES
Authorized 250,000,000 shares of $4.00 par value, 86,561,872 shares issued and 76,700,437 shares outstanding at 31 December 1999 and 86,561,872
  shares issued and outstanding at 31 December 1998 (Note 13)...............   $  346,247    $  346,247
Share premium account (Note 14).............................................    1,564,939     1,749,158
                                                                               ----------    ----------
PAID-IN CAPITAL.............................................................   $1,911,186    $2,095,405

Legal Reserve (Note 12).....................................................   $   30,375    $   30,375
Reserve for own shares (Note 14)............................................      184,219            --
Undistributed net operating income..........................................      219,144       148,152
Accumulated net realised gain...............................................       11,844        77,431
Unrealised depreciation on strategic investment and other investment
 positions..................................................................     (277,671)     (124,978)
Acquisition of own shares (Note 14).........................................     (184,219)           --
                                                                               ----------    ----------
TOTAL NET ASSETS............................................................   $1,894,878    $2,226,385
                                                                               ==========    ==========
Net Asset Value per share (Note 14).........................................   $    24.70    $    25.72

   The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands $, except per share amounts)

                                                                                   For The Years Ended 31 December
                                                                                     1999         1998       1997
                                                                                  -----------  ----------  ---------
REVENUES
Gross dividends from strategic investment positions:
  CarrAmerica...............................................................       $  52,916   $  51,999   $ 41,412
  City Center Retail........................................................           6,990          --         --
  CWS Communities...........................................................           9,057       4,783         --
  Regency (Note 3A).........................................................          57,852      56,422     33,017
  Storage USA...............................................................          31,532      29,934     24,497
  Urban Growth Property.....................................................          10,160       4,338         --
                                                                                   ---------   ---------   --------
                                                                                   $ 168,507   $ 147,476   $ 98,926
Gross dividends from public special opportunity positions...................           8,925      20,908     17,594
                                                                                   ---------   ---------   --------
                                                                                   $ 177,432   $ 168,384   $116,520
Interest income from affiliate..............................................           3,575       3,575      2,896
Interest income from non-affiliate and other income.........................           4,188       1,132        805
                                                                                   ---------   ---------   --------
TOTAL GROSS REVENUES........................................................       $ 185,195   $ 173,091   $120,221
Withholding tax on dividends received.......................................         (24,152)    (16,266)   (17,304)
                                                                                   ---------   ---------   --------
TOTAL REVENUES..............................................................       $ 161,043   $ 156,825   $102,917
                                                                                   =========   =========   ========

EXPENSES
Operating advisor fees......................................................       $  32,544   $  35,220   $ 24,632
Custodian fees..............................................................             475         459        470
Directors fees..............................................................             155         103         85
Professional expenses.......................................................           1,500       1,843        810
Administrative expenses.....................................................           1,404       2,057      1,159
Amortisation of convertible notes deferred costs............................           1,573         959         --
Taxes.......................................................................           4,555       2,429      1,857
Line of credit arrangement and commitment fees..............................           1,177       2,561      2,259
Interest on line of credit..................................................          20,045      18,434     11,336
Interest on convertible notes...............................................          26,623      14,861         --
                                                                                   ---------   ---------   --------
TOTAL EXPENSES..............................................................       $  90,051   $  78,926   $ 42,608
                                                                                   ---------   ---------   --------

NET OPERATING INCOME........................................................       $  70,992   $  77,899   $ 60,309

NET REALISED AND UNREALISED (LOSS)/GAIN ON STRATEGIC
 INVESTMENT AND OTHER INVESTMENT POSITIONS
Net realised (loss)/gain on public special opportunity positions............       $ (65,587)  $  32,878   $ 41,073
Net (decrease)/increase in appreciation on strategic investment and other
 investment positions.......................................................        (152,693)   (642,372)   264,974
                                                                                   ---------   ---------   --------
NET (LOSS)/GAIN ON STRATEGIC INVESTMENT AND OTHER
 INVESTMENT POSITIONS.......................................................       $(218,280)  $(609,494)  $306,047
                                                                                   ---------   ---------   --------

(DECREASE)/INCREASE IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................................       $(147,288)  $(531,595)  $366,356
                                                                                   =========   =========   ========

   The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   (in thousands $, except per share amounts)

                                                                  For The Years Ended 31 December
                                                                  1999         1998         1997
                                                               -----------  ----------  ------------
Operating Activities:
 (Decrease)/Increase in net assets resulting from operations    $(147,288)  $(531,595)  $   366,356
 Adjustments to reconcile (decrease)/increase in net assets
  resulting from operations to net cash provided by
  operating activities:
     Movement in unrealised gain.............................     152,693     642,372      (264,974)
     Movement in accretion on convertible notes..............      16,217       9,387            --
     Movement in convertible notes deferred costs............       1,573         959            --
     Changes in operating assets and liabilities:
       Accounts receivable and other.........................       6,886     (10,266)        1,498
       Interest receivable from affiliate....................          --          --           366
       Accounts payable and accrued expenses.................      (1,233)       (256)        2,488
       Operating advisor fees payable........................      (6,230)      1,371         4,629
       Taxes payable.........................................       3,512         286           625
                                                                ---------   ---------   -----------
      Net cash provided by operating activities..............   $  26,130   $ 112,258   $   110,988
                                                                ---------   ---------   -----------

Investing Activities:
  Fundings in strategic investment positions:
     CarrAmerica.............................................   $     (54)  $ (63,464)  $  (207,971)
     City Center Retail......................................         (97)   (220,370)      (83,665)
     CWS Communities.........................................     (82,925)    (60,963)      (92,600)
     Regency(Note 3A)........................................         (19)    (10,634)     (471,741)
     Storage USA.............................................         (90)    (45,828)      (76,561)
     Urban Growth Property...................................      (7,500)   (163,379)      (17,703)
Fundings in Security Capital Group...........................          --          --      (142,500)
Fundings in other investment positions, net..................     272,012     (31,323)     (104,700)
                                                                ---------   ---------   -----------
   Net cash provided/(used) in investing activities..........   $ 181,327   $(595,961)  $(1,197,441)
                                                                ---------   ---------   -----------

Financing Activities:
 Net proceeds from share offerings...........................  $       --   $      --   $ 1,072,966

Net proceeds from convertible notes offering.................          --     352,667            --
Offering expenses charged against the share
 premium account.............................................          --        (440)           --
Acquisition of own shares....................................    (184,219)         --            --
Net (repayments)/drawdowns from line of credit...............     (23,500)    132,500       (39,500)
                                                                ---------   ---------   -----------
   Net cash (used)/provided by financing activities..........   $(207,719)  $ 484,727   $ 1,033,466
                                                                ---------   ---------   -----------

Net (decrease)/increase in cash and cash equivalents.........   $    (262)  $   1,024   $   (52,987)
Cash and cash equivalents, beginning of the year.............       2,994       1,970        54,957
                                                                ---------   ---------   -----------
Cash and cash equivalents, end of the year...................   $   2,732   $   2,994   $     1,970
                                                                =========   =========   -----------

Supplemental disclosure of cash flow information:
 Tax paid....................................................   $   1,043   $   2,141   $     1,232
                                                                =========   =========   ===========

Interest paid on borrowings..................................   $  30,012   $  22,987   $    11,929
                                                                =========   =========   ===========

   The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY

               CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
                               (in thousands $)

                                                                  For the years ended 31 December
                                                                 1999           1998           1997
                                                                 ----           ----           ----
                                                             (in thousands $, except per share amount)
OPERATIONS:
Net operating income.......................................... $   70,992     $   77,899     $   60,309
Net realised (loss)/gain on public special opportunity
 positions....................................................    (65,587)        32,878         41,073
(Decrease)/Increase in appreciation on strategic
 investment and other investment positions....................   (152,693)      (642,372)       264,974
                                                               ----------     ----------     ----------
(Decrease)/Increase in net assets resulting from operations... $ (147,288)    $ (531,595)    $  366,356

CAPITAL TRANSACTIONS:
Net proceeds from offerings..................................          --     $       --     $1,072,965

(Decrease)/Increase in share premium account.................    (184,219)          (440)            --
Increase in reserve for own shares...........................     184,219             --             --
Acquisition of own shares during the year....................    (184,219)            --             --
                                                               ----------     ----------     ----------
(Decrease)/Increase in net assets resulting from capital
 transactions................................................  $ (184,219)    $     (440)    $1,072,965

NET ASSETS:
(Decrease)/Increase in net assets during the year............  $ (331,507)    $ (532,035)    $1,439,321
Net assets at the beginning of the year......................   2,226,385      2,758,420      1,319,099
                                                               ----------     ----------     ----------
Net assets at the end of the year (includes
 undistributed net operating income of $219,144,
 $148,152 and $73,324 for the years ended 31
 December 1999, 1998 and 1997, respectively).................  $1,894,878     $2,226,385     $2,758,420
                                                               ==========     ==========     ==========
Per share data:
Net Asset Value..............................................  $    24.70     $    25.72     $    31.87

          CONSOLIDATED STATEMENTS OF CHANGES IN SHARES OUTSTANDING (1)

                                                      Number of shares
                                                      ----------------
                                               For the years ended 31 December
                                                1999         1998        1997
                                                ----         ----        ----
At the beginning of the year..............   86,561,872   86,561,872  48,246,355
Issued during the year....................           --           --  38,315,517
Acquisition of own shares during the year.   (9,861,435)          --          --
                                             ----------   ----------  ----------
At the end of the year....................   76,700,437   86,561,872  86,561,872
                                             ==========   ==========  ==========

(1) Share amounts have been restated to reflect the reverse stock split which took effect 18 June 1999. See Note 13.

   The accompanying notes form an integral part of the financial statements.

                     CONSOLIDATED FINANCIAL HIGHLIGHTS (1)

                                                              For the years ended 31 December
                                                              -------------------------------
                                                               1999         1998        1997
                                                               ----         ----        ----
Per share data:
Net asset value at the beginning of the year.............   $     25.72  $    31.87  $    27.34
Net operating income.....................................          0.86        0.90        0.92
Net change in movement in unrealised appreciation and
 realised gain on strategic investment and other
 investment positions in the year........................         (2.65)      (7.05)       4.64
Shares issued during the year............................            --          --       (1.03)
Acquisition of own shares during the year................          0.77          --          --
                                                            -----------  ----------  ----------
Net asset value per share at the end of the year.........   $     24.70  $    25.72  $    31.87
                                                            ===========  ==========  ==========

(1) Per share amounts have been restated to reflect the reverse stock split which took effect 18 June 1999. See Note 13.


   The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY
           CONSOLIDATED SCHEDULES OF STRATEGIC INVESTMENT POSITIONS

                              At 31 December 1999
             (in thousands $, except shares held and percentages)

                                                           Number of                             Percentage
                                                             Shares                               of Total
Strategic Investment Positions              Security Type     Held        Cost         Value       Assets
------------------------------              -------------     ----        ----         -----       ------
CarrAmerica............................     Common Stock   28,603,417   $  699,905   $  604,247        23.9%
City Center Retail.....................     Common Stock   30,390,000      304,132      304,132        12.0%
CWS Communities........................     Common Stock   23,615,858      236,488      236,488         9.3%
Regency (Note 3A)......................     Common Stock   34,273,236      759,807      685,465        27.1%
Storage USA............................     Common Stock   11,765,654      394,362      355,911        14.1%
Urban Growth Property..................     Common Stock   18,824,100      188,582      188,582         7.4%
                                                                        ----------   ----------        ----
Total investment in strategic investment
 positions.............................                                 $2,583,276   $2,374,825        93.8%
                                                                        ==========   ==========        ====

                              At 31 December 1998
             (in thousands $, except shares held and percentages)

                                                           Number of                             Percentage
                                                             Shares                               of Total
Strategic Investment Positions              Security Type     Held        Cost         Value       Assets
------------------------------              -------------     ----        ----         -----       ------
CarrAmerica............................     Common Stock   28,603,417   $  699,851   $  686,482        23.9%
City Center Retail.....................     Common Stock   30,390,000      304,035      304,035        10.6%
CWS Communities........................     Common Stock   15,323,358      153,563      153,563         5.3%
Regency (Note 3A)......................     Common Stock   34,273,236      759,788      762,580        26.6%
Storage USA............................     Common Stock   11,765,654      394,272      380,178        13.2%
Urban Growth Property..................     Common Stock   18,074,100      181,082      181,082         6.3%
                                                                        ----------   ----------        ----
Total investment in strategic investment
 positions.............................                                 $2,492,591   $2,467,920        85.9%
                                                                        ==========   ==========        ====

   The accompanying notes form an integral part of the financial statements.

             CONSOLIDATED SCHEDULES OF OTHER INVESTMENT POSITIONS

                              At 31 December 1999
                     (In thousands $, except percentages)

                                                                                           Percentage of
Property Type                                                          Cost       Value     Total Assets
-------------                                                        ---------  ---------  --------------
Private investment positions
 Companies in which SC-U.S. Realty owns a 5% or greater interest:
   Other..........................................................    $ 39,215   $ 39,215            1.6%
 Companies in which SC-U.S. Realty owns less than a 5% interest:
   Other..........................................................       2,804      2,804            0.1%
                                                                      --------   --------           ----
Total investment in private investment positions..................    $ 42,019   $ 42,019            1.7%
Investment in Security Capital Group Incorporated.................     165,000     95,780            3.8%
                                                                      --------   --------           ----
Total investment in other investment positions....................    $207,019   $137,799            5.5%
                                                                      ========   ========           ====

                              At 31 December 1998
                     (In thousands $, except percentages)

                                                                                           Percentage of
Property Type                                                          Cost       Value     Total Assets
-------------                                                        ---------  ---------  --------------
Private investment positions
 Companies in which SC-U.S. Realty owns a 5% of greater interest:
   Other..........................................................    $ 14,446   $ 14,446            0.5%
 Companies in which SC-U.S. Realty owns less than 5% interest:
   Other:.........................................................         829        829            0.1%
                                                                      --------   --------           ----
Total investment in private investment positions..................    $ 15,275   $ 15,275            0.6%
Public special opportunity positions
 Companies in which SC-U.S. Realty owns a 5% or greater interest:
   Retail.........................................................    $ 35,493   $ 37,646            1.3%
 Companies in which SC-U.S. Realty owns less than a 5% interest:
 Office/Industrial................................................     107,905     97,658            3.4%
   Hotel..........................................................      79,600     41,356            1.4%
   Multifamily....................................................      29,044     28,727            1.0%
   Storage........................................................      10,227     11,350            0.4%
   Diversified....................................................      13,683     11,004            0.4%
   Retail.........................................................       8,406      6,949            0.2%
   Other..........................................................      14,398     12,515            0.4%
                                                                      --------   --------           ----
Total investment in public special opportunity positions..........    $298,756   $247,205            8.5%
Investment in Security Capital Group Incorporated.................     165,000    116,245            4.0%
                                                                      --------   --------           ----
Total investment in other investment positions....................    $479,031   $378,725           13.1%
                                                                      ========   ========           ====

   The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

NOTE 1--ORGANISATION

     Security Capital U.S. Realty (the "Company" or "we") (NYSE: RTY, Amsterdam Stock Exchange ISIN Code: LU0060100673, Bloomberg Symbol: SCUS NA, Reuters
Symbol: CAPAu.AS) was incorporated on 7 July 1995 and is a research-driven real estate management company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. Our primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return. We are organised in Luxembourg as a Societe d'Investissement a Capital Fixe (a company with a fixed capital). On 24 June 1999 our ADRs began trading on the NYSE under the ticker symbol "RTY".

     We own our assets through direct and indirect wholly owned subsidiaries, including Security Capital Holdings S.A. (such subsidiaries collectively referred to herein as "Holdings"). All accounts of Holdings have been consolidated with SC-U.S. Realty and all significant intercompany transactions have been eliminated upon consolidation. References to SC-U.S. Realty are to the consolidated entity consisting of Security Capital U.S. Realty and Holdings, unless noted otherwise.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and with Luxembourg regulatory requirements. The preparation of financial statements in accordance with GAAP requires our management to make estimates of certain reported amounts in the financial statements. Actual results may differ from those estimates.

A.   Fair Value Basis of Presentation

     We account for our investments at fair value in accordance with the U.S. specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies (the "Guide"). Thus, our investments in publicly traded companies are valued at market determined by using closing market prices on the NYSE or other recognised stock exchanges when appropriate as of the balance sheet date, subject to an appropriate adjustment for transfer restrictions, if any. For privately held investments in which we have an ownership interest, we will, whenever the Board of Directors believes significant developments have occurred affecting the value of an investment and on at least an annual basis, utilise valuation evidence and methodologies appropriate to the nature of the investment to derive fair value. These will include external valuations, cash flow valuation techniques and valuation information derived through placements of private companies' securities as well as review by management for other specific indicators of changes in value relating to property performance and/or significant changes in local or general market conditions. The Board of Directors, in its discretion, may permit some other method of valuation to be used, if it determines that such valuation better reflects the fair value of any of our assets.

     Under fair value accounting, unrealised gains or losses are determined by comparing the fair value of the securities held to the cost of such securities. Unrealised gains or losses relating to changes in fair value of our investments are reported as a component of net earnings. Deferred income taxes, if any, are recorded at the applicable statutory rate as the estimate of taxes payable as if such gains were realised. Under current tax laws, and in light of our operating methods and plans, our investment gains generally are not subject to income taxes.

                         SECURITY CAPITAL U.S. REALTY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS


     As of 31 December 1999 and 1998, 30.5% and 22.8%, respectively, of our investments were in private or untraded securities valued at their fair value as determined by the Board of Directors, using the methodology described above. This value may differ from the value that would have been used had a trading market for these securities existed. The valuation of assets assumes that any assets disposed of would be sold in an orderly process; any forced sale of assets under short-term pressures, which is not foreseen, could adversely affect realisable values.

B.   Accounting for Investments and Income

     All purchases and sales of publicly traded securities are recorded as of the trade date (i.e., the date that our broker actually executes an order to buy or sell). All purchases and sales of privately held securities are recorded as of the date the actual purchase or sale is made. Dividend income is recorded on the ex-dividend date for each dividend declared by an issuer. Dividends received are presented on a gross basis. Holdings may be entitled to refunds on a portion of the withholding tax because the withholding tax is not levied on the portion of dividends which is a return of capital. Interest income is recorded on the accrual basis. Interest received is stated net of withholding taxes. Realised gains and losses on sales of shares are determined on the average cost method.

C.   Cash and Cash Equivalents

     We consider all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

D.   Deferred Financing Costs/Discounts

     Underwriting fees relating to the issuance of the $450 million aggregate principal amount at maturity of our 2% Senior Unsecured Convertible Notes due 2003 (the "Convertible Notes") are capitalised and amortised over the term of the obligation. Discounts on the Convertible Notes are accreted as a component of interest expense using the effective interest method over the term of the obligation.

E.   New Accounting Pronouncements

     During June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement provides new accounting and reporting standards for the use of derivative instruments. Adoption of this statement is required by the Company effective 1 January 2000. Management intends to adopt the statement as required in fiscal 2001. Although the Company has not historically used such instruments, it is not precluded from doing so. Management believes that the impact of such adoption will not be material to the financial statements.

F.   Reclassification

     Certain 1997 numbers have been reclassified to conform to the 1999 presentation.

NOTE 3--INVESTMENTS

     We aim to have over 95% of our assets deployed in strategic investment positions and less than 5% invested in other investment positions.

                         SECURITY CAPITAL U.S. REALTY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS


A.   Strategic Investment Positions

     Strategic investment positions represent significant (minimum of 25% of each issuer's fully diluted common stock outstanding) equity ownership positions in public companies or in private companies. With private companies which we sponsor, it expects to own substantially more than 50% of the voting shares. We will be the largest shareholder of its strategic investees, have representation on their boards of directors, and influence their operations and strategies through ongoing consultation and research. Strategic investees are characterised by the perceived potential for a superior market niche and the ultimate potential for market preeminence with a focused strategy and product.

     The merger of Pacific Retail and Regency occurred on 28 February 1999. Shareholders of Pacific Retail received 0.48 shares of Regency common stock for each common share of Pacific Retail they owned. For the years ended 31 December 1999, 1998 and 1997, the financial information for Pacific Retail has been reflected in the financial information of Regency.

B.   Other Investment Positions

     Other investment positions primarily consist of ownership positions of less than 10% of the fully diluted stock in entities taxed as real estate investment trusts under the U.S. Internal Revenue Code of 1986, as amended ("REITs") and other U.S. real estate companies. The investments have and will take the form of either direct investments in, or public market purchases of, shares of companies that we believe possess the requisite fundamentals to generate strong cash flow growth and/or value appreciation. In exceptional circumstances, and to a very limited extent, we have made investments in companies which are not publicly traded. Typically such an investment has been in a company which does not at the time of investment fulfill the criteria for a strategic investment position.

     As of 31 December 1999 and 1998, we had deployed a total of $165 million in securities of Security Capital Group. This amount is made up of an investment of $110 million (representing 52,430.9 shares of Class A common stock and $55 million aggregate principal amount of 6.5% convertible subordinated debentures due 2016) and an additional $55 million (representing 1,964,286 shares of Class B common stock) invested during Security Capital Group's initial public offering in September 1997. On 13 January 2000, the Board of Directors determined that the securities of Security Capital Group should be sold. On 22 February 2000, SC-U.S. Realty sold all the common stock of Security Capital Group, receiving net proceeds of $57.0 million and on 14 March 2000, SC-U.S. Realty sold all the debentures of Security Capital Group, receiving net proceeds of $39.9 million. As of 31 December 1999, the company carried its entire investment in Security Capital Group securities at $95.8 million, reflecting fair market value on that date.

                         SECURITY CAPITAL U.S. REALTY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS


NOTE 4--ACCOUNTS RECEIVABLE AND OTHER

                                                   At December 31
                                                 -------------------
                                                   1999      1998
                                                 --------  ---------
                                                  (in thousands $)

Dividends.......................................  $ 6,701    $ 8,162
Receivable from brokers on investments sold.....       --      8,219
Deferred issue costs on Convertible Notes (1)...    5,354      6,927
Interest........................................    3,473        580
Refund of withholding tax.......................       --         97
Other...........................................        2          4
                                                  -------    -------
                                                  $15,530    $23,989
                                                  =======    =======

____________________
(1) Represents the underwriting fees of $7.9 million relating to the issuance of Convertible Notes (see Note 7). The fees have been deferred and will be fully amortised over a period of five years starting from the date of issue on 22 May 1998.

NOTE 5--ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                                   At December 31
                                                 -------------------
                                                   1999      1998
                                                 --------  ---------
                                                  (in thousands $)

Operating advisor fees..........................  $ 2,384    $ 8,614
Interest payable on line of credit..............    1,108        762
Interest payable on Convertible Notes...........    1,068        975
Custodian fees..................................       70        110
Acquisition of own shares.......................      239         --
Other...........................................    1,164      3,036
                                                  -------    -------
                                                  $ 6,033    $13,497
                                                  =======    =======


NOTE 6--LINE OF CREDIT

     On 30 December 1999, the $400 million unsecured line of credit of the Company, which was guaranteed by HOLDINGS (the "Company Line"), was replaced by the $350 million unsecured line of credit of HOLDINGS, which is guaranteed by the Company (the "new HOLDINGS Line") (both lines referred to herein as the "Lines of Credit").

     In an effort to secure investment-grade ratings, on 8 December 1998, SC-U.S. Realty converted its $700 million secured line of credit of HOLDINGS (the "old HOLDINGS Line"), into the Company Line from Commerzbank Aktiengesellschaft and a consortium of European and international banks, of which $262.5 million was drawn and outstanding as of 31 December 1998. SC-U.S. Realty received investment-grade ratings from each of Moody's Investor Service (Baa3), Standard & Poor's Rating Services (BBB-) and Duff & Phelps Credit Rating Co. (BBB-). On 30 December 1999 the new HOLDINGS Line was extended for an additional year and reduced to $350 million.

     The earliest date on which the new HOLDINGS Line will expire is 1 December 2001, but SC-U.S. Realty has the right on 1 December 2000 to convert the then outstanding borrowings into a three-year term loan with quarterly

                         SECURITY CAPITAL U.S. REALTY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


amortisation payments to be made over the four-year period, which would effectively extend the final loan payment to 1 December 2003. Borrowings under the new HOLDINGS Line (and the three-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% per annum or the United States prime rate and (y) a margin of 0% to 0.85% per annum (based on SC-U.S. Realty's current senior unsecured long-term debt rating) or (b) at SC-U.S. Realty's option, LIBOR plus a margin of 1.00% to 1.85% per annum (also based on SC-U.S. Realty's current senior unsecured long-term debt). Additionally, there is a commitment fee of 0.15% to 0.20% per annum (based on the amount of the line which remains undrawn). All borrowings under the new HOLDINGS Line are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities, (ii) shareholders' equity must exceed the sum of $1.5 billion and 75% of the net proceeds of sales of equity securities thereafter, (iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed-charge coverage ratio of not less than 1.5:1, (v) an interest-coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 31 December 1999, SC-U.S. Realty was in compliance with these covenants.

     Our total indebtedness under the new Holdings line as of 31 December 1999 was $239.0 million and under the Company line as of 31 December 1998 was $262.5 million.

     Average daily borrowings under the new Holdings line were $297.9 million for the year ended 31 December 1999. Average daily borrowings under the Company line and the old Holdings line were $274.4 million for the year ended 31 December 1998. The weighted average interest rates for these same periods were 6.60% and 6.67%, respectively.

NOTE 7--CONVERTIBLE NOTES

                                                    At 31 December 1999
                                                    --------------------
                                                     (in thousands $)
                                                      ----------------

Convertible Notes proceeds.........................      $360,554
Accumulated accretion on Convertible Notes.........        25,603
                                                         --------
                                                         $386,157
                                                         ========

     We completed a convertible debt offering in May 1998. A holder may convert the Convertible Notes at any time prior to maturity at a conversion rate equal to 26.39095 Shares (giving effect to the reverse stock split) per $1,000 aggregate principal amount at maturity of the Convertible Notes. Interest is payable semi-annually at the rate of 2% per annum on 22 May and 22 November of each year commencing on 22 November 1998. Effective 1 January 1999, the interest rate payable on the Convertible Notes was increased to 2.5% per annum. The 2.5% interest rate was in effect until SC-U.S. Realty listed certain equity securities on the NYSE and registered the Convertible Notes and related equity securities for resale. SC-U.S. Realty completed these steps on 30 July 1999 and as of 1 August 1999, the interest rate on the Convertible Notes was reduced to 2.0% per annum. The Convertible Notes were sold at a discount to their principal amount at maturity and additional interest will accrete at a rate of 4.75%, compounded semi-annually, to par by 22 May 2003. We may redeem the Convertible Notes, in whole or in part, on or after 23 May 2001 at the accreted value, together with accreted and unpaid interest. Upon a change in control of SC-U.S. Realty, each holder of Convertible Notes may require the Company to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to the accreted value, together with accrued and unpaid interest through the repurchase date.

                         SECURITY CAPITAL U.S. REALTY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS


     Conversion of the Convertible Notes would be anti-dilutive for the year ended 31 December 1999.

NOTE 8--ADVISORY AGREEMENT

     We have an advisory agreement with Security Capital U.S. Realty Management S.A. (the "Operating Advisor"), a wholly owned subsidiary of Security Capital Group. This agreement requires the Operating Advisor to provide us with advice with respect to strategy, investments, financing and certain other administrative matters affecting us. The Operating Advisor has agreed to identify tangible capital deployment opportunities in U.S. real estate companies and evaluate such companies' competitive positions, management expertise, strategic direction, financial strength and prospects for long-term sustainable per share cash flow growth. The Operating Advisor also advises us on obtaining board and committee representation and management rights from strategic investees. The agreement automatically renews for successive two-year periods unless either party gives notice it will not renew. The Operating Advisor subcontracts for certain services through affiliates based in London, United Kingdom and Chicago, Illinois, United States. The Operating Advisor is entitled to an advisory fee, payable monthly in arrears, at an annual rate of 1.25% of the average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). We pay our own third party operating and administrative expenses and transaction costs, although the Operating Advisor's fee will be reduced to the extent that third party operating and administrative expenses (but not transaction costs) exceed 0.25% per annum of average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). Such third party operating and administrative costs as a ratio of average monthly value of assets were 0.08%, 0.09% and 0.13% for the years ended 31 December 1999, 1998 and 1997, respectively.

     We pay fees to (i) Banque Internationale a Luxembourg as Administrative Agent, Corporate Agent and Paying Agent, (ii) First European Transfer Agent S.A. as Registrar and Transfer Agent, and (iii) Security Capital European Services S.A. as Domiciliary Agent and Service Agent, in accordance with usual practice in Luxembourg. Such fees are payable quarterly and are based on our gross assets.

NOTE 9--TAXATION

     SC-U.S. Realty as separate from Holdings, is not liable for any Luxembourg tax on income. We are liable in Luxembourg for a capital tax of 0.06% per annum of its net asset value. Cash dividends and interest received by SC-U.S. Realty or Holdings on their investments may be subject to non-recoverable withholding or other taxes in the countries of origin. U.S. withholding tax rates of 15% were generally in effect for dividends received for all periods presented.

     Under the current United States-Luxembourg tax treaty, we believe that Holdings qualifies for a 15% rate of withholding tax on dividends of operating income from the REIT investments currently held by Holdings and from its future REIT investments (if any). We also believe that Holdings will qualify for a 15% rate of withholding tax under the proposed United States-Luxembourg tax treaty recently ratified by the United States on most, if not all, of the REIT investments currently held by Holdings and from future REIT investments (if any). Our beliefs are based on the advice of tax counsel and on the manner in which management intends to operate our subsidiaries. There can be no assurance that these favourable rates will be achieved as to all such investments. These benefits are also dependent on Holdings meeting the "limitations on benefits" test under Article 24 of the proposed new treaty. The tests prescribed by
Article 24, particularly in terms of stock ownership requirements, base erosion and publicly traded criteria are inherently factual in nature. Such tests will only need to be applied to Holdings (or other subsidiaries of Holdings or our subsidiaries) at a future, and presently indeterminate, point in time and will be dependent on the

                         SECURITY CAPITAL U.S. REALTY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS


particular facts at such time. However, management intends to use its best efforts to ensure that Holdings meets the conditions for claiming the reduced treaty withholding tax rate at the relevant times and the Company currently believes that such conditions will be met.

     Holdings, an ordinary corporate taxpayer under Luxembourg law, owns all of the consolidated group's interests in REITs and other U.S. real estate companies. Corporations which are resident Luxembourg taxpayers are taxed on their worldwide net income, determined on the basis of gross income less costs incurred. Certain items of income and capital gains are excluded from the calculation of income received for tax purposes, including income and capital gains from certain investments which meet certain holding period (generally one calendar year) and size requirements. Holdings operates so as to have the highest possible percentage of its investments qualify for the exclusion. Interest accrued on advances from us to Holdings is deducted in determining Holdings' taxable income.

     Income paid from Holdings to us is subject to various levels of tax, including withholding taxes. Gross cash (but not accrued) interest payments from Holdings to us are subject to withholding tax at a rate of 3.75%. No dividends were paid to us during the reporting periods.


                                    For the years ended
                                        31 December
                                ---------------------------
                                  1999     1998      1997
                                --------  -------  --------
                                     (in thousands $)

Gross cash interest payments...  $89,783  $25,262   $15,264
                                 =======  =======   =======

Capital tax....................  $ 1,188  $ 1,481   $ 1,285
Withholding tax................    3,367      947       572
                                 -------  -------   -------
                                 $ 4,555  $ 2,428   $ 1,857
                                 =======  =======   =======

NOTE 10--DIRECTORS' SHARE OPTION EQUIVALENTS

     Each of our independent directors has received share option equivalents ("SOE") of 25,000 Shares at strike prices ranging from $17.20 to $28.88 per Share. All grants of SOEs were for services rendered by the Board of Directors subsequent to their grant. A SOE granted prior to 30 June 1998 does not represent a right to purchase Shares from us, but a right to receive a restricted cash payment equal to the excess, if any, of the net asset value of 25,000 Shares on the day of exercise over the strike price, which was the net asset value on the date of grant. Such payments must be applied to the purchase of Shares to be issued at net asset value on the date of exercise. SOEs granted after 30 June 1998 do not represent a right to purchase Shares from us, but a right to receive a restricted cash payment equal to the excess, if any, of the closing stock price of 25,000 Shares on the day of exercise over the strike price, which was the closing stock price on the date of grant. Such payments must be applied to the purchase of Shares to be issued at the closing stock price on the date of exercise. Directors were granted a vested right to exercise one-half of their SOEs immediately, and rights to the balance vest on the fourth anniversary of their issuance. The right to exercise all SOEs expires five years from the date of grant.

                         SECURITY CAPITAL U.S. REALTY

                                                 For the years ended 31 December
                                    ---------------------------------------------------------
                                                     1999           1998                 1997
                                    ---------------------------------------------------------
                                              Weighted            Weighted            Weighted
                                              Average             Average             Average
                                              Exercise            Exercise            Exercise
                                     Number    Price     Number    Price     Number    Price
                                    --------  --------  --------  --------  --------  --------
SOEs outstanding at beginning of
year..............................  150,000     $20.94  125,000     $22.54   100,000    $20.96
SOEs issued.......................   25,000      19.60   50,000      17.20    25,000     28.88
SOEs forfeited....................  (12,500)     20.00  (12,500)     21.90        --        --
SOEs exercised....................  (12,500)     20.00  (12,500)     21.90        --        --
                                    -------     ------  -------     ------  --------    ------
SOEs outstanding at end of year...  150,000     $20.87  150,000     $20.94   125,000    $22.54
                                    =======     ======  =======     ======  ========    ======
SOEs currently exercisable........   75,000     $20.87   75,500     $20.94    62,500    $22.54
                                    =======     ======  =======     ======  ========    ======

       No SOEs have expired during the years represented above, except for an SOE in respect of 12,500 Shares granted to a director in October 1998 upon his retirement. The retiring director exercised the remaining part of such SOE in respect of 12,500 Shares in September 1999. We accrue a liability for the 50% of the SOEs granted which vest immediately and the remaining 50% ratably over the four year vesting period. This accrual is adjusted for changes in our net asset value or closing stock price, as the case may be, at each balance sheet date with the resultant change representing a charge to administrative expenses for the period in the consolidated statement of operations. The charges were $(256,000), $561,000 and $526,500 for the years ended 31 December 1999, 1998 and
1997, respectively.

NOTE 11--COMMITMENTS

     Our existing and committed fundings at cost as of 31 December 1999 were as follows:

                                       Total       Total Cost       Amount
                                       Amount       (Amount         to be
                                     Committed     Funded)(1)     Funded (1)
                                     ----------  --------------  ------------
                                                 (In Thousands $)

CarrAmerica (NYSE:CRE).............  $  699,905  $  699,905      $      --
City Center Retail (Private).......     350,232     304,132         46,100(2)
CWS Communities (Private)..........     300,329     236,488         63,841(2)
Regency (NYSE:REG) (3).............     759,807     759,807             --
Storage USA (NYSE:SUS).............     394,362     394,362             --
Urban Growth Property (Private)....     188,582     188,582             --
Security Capital Group (NYSE:SCZ)..     165,000     165,000
Other private investments..........      42,019      42,019             --
                                     ----------  ----------       --------
  Total............................  $2,900,236  $2,790,295       $109,941
                                     ==========  ==========       ========

____________________________
(1)  Included in Total Amount Committed.
(2)  Represents a contractual obligation.

                         SECURITY CAPITAL U.S. REALTY

(3) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements for more information.

     Our existing and committed fundings at cost as of 31 December 1998 were as follows:

                                         Total       Total Cost       Amount
                                         Amount       (Amount         to be
                                       Committed     Funded)(1)     Funded (1)
                                       ----------  --------------  -----------
                                                  (In Thousands $)

CarrAmerica (NYSE:CRE)................ $  699,851     $  699,851   $      --
City Center Retail (Private)..........    350,135        304,035      46,100(2)
CWS Communities (Private).............    300,329        153,563     146,766
Regency (NYSE:REG) (3)................    759,788        759,788          --
Storage USA (NYSE:SUS)................    394,272        394,272          --
Urban Growth Property (Private).......    181,082        181,082          --
Security Capital Group (NYSE:SCZ).....    165,000        165,000
Other private investments.............     15,275         15,275
Public special opportunity positions..    298,756        298,756          --
                                       ----------     ----------    --------
  Total............................... $3,164,488     $2,971,622    $192,866
                                       ==========     ==========    ========

____________________________

(1)  Included in Total Amount Committed.
(2)  Represents a contractual obligation.
(3) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements.

     Our existing and committed fundings at cost as of 31 December 1997 were as follows:

                                         Total       Total Cost       Amount
                                         Amount       (Amount         to be
                                       Committed     Funded)(1)     Funded (1)
                                       ----------  --------------  -----------
                                                  (In Thousands $)

CarrAmerica (NYSE:CRE)................ $  636,387      $  636,387    $     --
City Center Retail (Private)..........    151,865          83,665      68,200(2)
CWS Communities (Private).............    300,954          92,600     208,354(2)
Regency (NYSE:REG) (3)................    759,154         759,154          --
Storage USA (NYSE:SUS)................    348,444         348,444          --
Urban Growth Property (Private).......    150,837          17,703     133,134(2)
Security Capital Group (NYSE:SCZ).....    165,000         165,000
Other private investments.............      7,856           7,856
Public special opportunity positions..    274,852         274,852          --
                                       ----------      ----------    --------
  Total............................... $2,785,349      $2,375,661    $409,688
                                       ==========      ==========    ========

____________________________

(1) Included in Total Amount Committed.
(2) Represents a contractual obligation.

(3) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements.

     Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the new HOLDINGS Line. These borrowings are expected to be reduced by internally generated free cash flow and the proceeds of future issuances of debt or equity securities.

NOTE 12--LEGAL RESERVE

     According to Luxembourg law, an annual transfer of 5% of the net profit to a legal reserve is required until this reserve equals 10% of the value of the issued Share capital. No transfer will be made in 2000 as a result of the decrease in net assets resulting from operations for the year ended 31 December 1999.

NOTE 13--REVERSE STOCK SPLIT

     On 17 May 1999, our shareholders approved a one-for-two reverse stock split. The effective date of the reverse stock split was 18 Jun 1999, when every two shares of SC-U.S. Realty were automatically converted into one share. The shares issued and outstanding as of 31 December 1998 have been restated from 173,123,743 shares to reflect the reverse stock split.

NOTE 14--SHARE REPURCHASE PROGRAMME

     On 5 May 1999, we announced that our Board of Directors had authorised a share repurchase programme of up to $100 million of the Company's shares and on 29 June 1999 the Company announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $200 million. In reviewing the Company's capital allocation strategy, management and the Board of Directors concluded that the complete disconnect between the Company's current public market valuation and the underlying value of the company has created an excellent investment opportunity in comparison to current investment alternatives in the marketplace. As of 31 December 1999, SC-U.S. Realty had repurchased 9,861,435 shares for an aggregate cost of $184.2 million, representing approximately 11.4% of the Company's shares outstanding. The Net Asset Value per share as of 31 December 1999 has been calculated on 76,700,437 shares.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements:

     See Index to Financial Statements in Item 18 above.

(b)  Exhibits:

     See Index to Exhibits which is attached hereto.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: 9 June 2000                      SECURITY CAPITAL U.S. REALTY


                                        By: /s/ Jeffrey A. Cozad
                                            ---------------------
                                        Name: Jeffrey A. Cozad
                                              -------------------
                                        Title: Managing Director
                                               ------------------

                               INDEX TO EXHIBITS

Exhibit
   No.                             Document Description
--------                           --------------------

4.1 Articles of Incorporation of Security Capital U.S. Realty (the "Company") (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1, file no. 333-34048 (the "Form F-1"))

4.2 Indenture dated as of 22 May 1998 between the Company and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.2 of the Company's Registration Statement on Form 20-F, file no. 0-25815 (the "Form 20-F"))

4.3 First Supplemental Indenture dated as of 22 May 1998 between the Company and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.3 of the Form 20-F)

4.4 Form of the Convertible Notes due 2003 (incorporated by reference to Exhibit 4.4 of the Form 20-F)

10.1 Stock Purchase Agreement, dated as of 5 November 1995, by and among Carr Realty Corporation (currently known as CarrAmerica Realty Corporation ("CarrAmerica")), the Company and Security Capital Holdings S.A. ("HOLDINGS") (incorporated by reference to Exhibit 5.1 of CarrAmerica's Current Report on Form 8-K dated 6 November 1995)

10.2 Amendment No. 1 to Stock Purchase Agreement, dated as of 29 April 1996, by and among Carr Realty Corporation (currently known as CarrAmerica), the Company and HOLDINGS (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in CarrAmerica filed 7 May 1996)

10.3 Stockholders' Agreement, dated as of 30 April 1996, by and among Carr Realty Corporation (currently known as CarrAmerica), Carr Realty L.P., the Company and HOLDINGS (incorporated by reference to Exhibit 2.2 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in CarrAmerica filed 7 May 1996)

10.4 Registration Rights Agreement, dated as of 30 April 1996, by and among Carr Realty Corporation (currently known as CarrAmerica), the Company and HOLDINGS (incorporated by reference to Exhibit 2.3 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in CarrAmerica filed 7 May 1996)

10.5 Strategic Alliance Agreement, dated as of 1 March 1996, by and among Storage USA, Inc. ("Storage USA"), SUSA Partnership, L.P. ("SUSA"), the Company and HOLDINGS (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in Storage USA filed 21 March 1996)

10.6 Registration Rights Agreement, dated as of 19 March 1996, by and among Storage USA, the Company and HOLDINGS (incorporated by reference to Exhibit 2.2 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in Storage USA filed 21 March 1996)

10.7 Amendment No. 1 to Strategic Alliance Agreement, dated 14 June 1996, between Storage USA, SUSA, Storage USA Trust, the Company and HOLDINGS (incorporated by reference to Exhibit 10.2 of Amendment No. 1 to Storage USA's Registration Statement on Form S-3 (File No. 333-4556) filed 27 August 1996)

10.8 Second Amendment to Strategic Alliance Agreement, dated as of 20 November 1997, by and among Storage USA, SUSA, the Company and HOLDINGS (incorporated by reference to Exhibit 8 of Amendment No. 8 to the Company's Schedule 13D reflecting its ownership in Storage USA, filed 4 December 1997)

10.9 Stock Purchase Agreement, dated 11 June 1996, by and among Regency Realty Corporation ("Regency"), the Company and HOLDINGS (incorporated by reference to Appendix A to the definitive proxy statement of Regency dated 2 August 1996)

10.10 Stockholders' Agreement, dated 10 July 1996, by and among Regency, the Company and HOLDINGS (incorporated by reference to Appendix B to the definitive proxy statement of Regency dated 2 August 1996)

10.11 Registration Rights Agreement, dated 10 July 1996 by and among Regency, the Company and HOLDINGS (incorporated by reference to Appendix C to the definitive proxy statement of Regency dated 19 September 1996)

10.12 Amendment No. 1 to Stockholders' Agreement, dated 10 February 1997, by and among Regency, the Company and HOLDINGS (incorporated by reference to Exhibit 10(f) of Regency's Current Report on Form 8-K filed 14 March
         1997)

10.13 Amendment No. 2 to Stockholders' Agreement, dated 4 December 1997, by and among Regency, the Company and HOLDINGS (incorporated by reference to Exhibit 6.2 of the Company's Schedule 13D reflecting its ownership in Regency filed 11 December 1997)

10.14 Amendment No. 3 to Stockholders' Agreement, dated as of 23 September 1998, by and among Regency, the Company and HOLDINGS (incorporated by reference to Exhibit 8.2 of the Company's Schedule 13D reflecting its ownership in Regency filed 2 October 1998)

10.15 Advisory Agreement dated 1 July 1997, between the Company, HOLDINGS and Security Capital U.S. Realty Management S.A. (incorporated by reference to Exhibit 10.15 of the Form 20-F)

10.16 Second Amended and Restated Facility Agreement dated as of December 30, 1999 among Holdings, the Company, the companies listed as guarantors, Commerzbank Aktiengesellschaft, as arranger and administrative agent, the financing institutions listed and Bank of America, N.A., as syndication agent (incorporated by reference to Exhibit 10.16 to the Form F-1)

12. Statement re: Computation of Ratios (incorporated by reference to Exhibit 12 of the Form F-1)

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of the Company's Registration Statement on Form F-1, file no. 333-81919)